Exhibit 2.1

TRANSACTION AGREEMENT

by and between

KYOWA KIRIN CO., LTD.

and

ORCHARD THERAPEUTICS PLC

Dated as of

October 5, 2023

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

ANNEXES

Annex A – Definitions

Annex B – Form of Scheme of Arrangement

Annex C – Form of Apple Shareholder Resolution

Annex D – Form of CVR Agreement

-iv-

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of October 5, 2023, is by and between Kyowa Kirin Co., Ltd., a Japanese joint stock company (kabushiki kaisha) (“Purchaser”) and Orchard Therapeutics plc, a public limited company incorporated under the laws of England and Wales with registered number 11494381 (“Apple” and, together with Purchaser the “Parties”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

WITNESSETH:

WHEREAS, the Parties intend that the entire issued and to be issued share capital of Apple be acquired by Purchaser (and/or its Nominee(s)) by means of the Scheme of Arrangement on the terms and subject to the conditions set out in this Agreement (the “Transaction”);

WHEREAS, the board of directors of Apple (the “Apple Board”) has unanimously resolved (i) that the entry by Apple into this Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to Apple and the Apple shareholders and likely to promote the success of Apple for the benefit of the Apple Shareholders as a whole, (ii) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, be and is approved, (iii) to unanimously recommend to the Apple Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Apple Shareholder Resolution at the Apple GM; and (iv) that the Scheme of Arrangement be submitted for approval by Apple Shareholders.

WHEREAS, the board of directors of Purchaser (the “Purchaser Board”) has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction;

WHEREAS, subject to the terms and conditions of this Agreement, at or prior to the Effective Time, Purchaser and a rights agent mutually agreeable to Purchaser and Apple (the “Rights Agent”) will enter into a Contingent Value Rights Agreement in substantially the form attached hereto as Annex D (subject to changes permitted by Section 7.02) (the “CVR Agreement”);

WHEREAS, concurrently with the execution of this Agreement, certain holders of Apple Ordinary Shares and/or Apple ADSs have entered into irrevocable undertakings to vote (or, where applicable, cause to vote) in favor of all resolutions relating to the approval of the Scheme of Arrangement at the Scheme Meeting and the Apple Shareholder Resolution at the Apple GM; and

WHEREAS, Apple and Purchaser desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Apple and Purchaser agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.01 The Transaction. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, Purchaser (and/or its Nominee(s)) shall acquire the Scheme Shares pursuant to the Scheme of Arrangement. The Scheme Shares will be acquired fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

Section 1.02 Closing. Unless otherwise mutually agreed in writing between Purchaser and Apple, the closing of the Transaction (the “Closing”) shall occur no later than the second Business Day following the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs is referred to as the “Closing Date”. To the extent that documents and signatures are required to be executed or provided at the Closing such matters shall be dealt with by way of a virtual closing through electronic exchange of documents and signatures.

Section 1.03 Delivery of Court Order. On the Closing Date, in connection with the Closing, Apple shall (i) deliver, or cause to be delivered, the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) to the Registrar of Companies for England and Wales, and the Scheme of Arrangement shall become effective upon such delivery in accordance with its terms (the date and time of such delivery being the time that the Scheme of Arrangement shall become effective, herein referred to as the “Effective Time”) and (ii) deliver a copy of the Court Order to Purchaser together with appropriate evidence of the Effective Time.

ARTICLE II

TRANSFER OF SCHEME SHARES

Section 2.01 Transfer of Scheme Shares.

(a) At the Effective Time, the Scheme Shares shall be transferred from the Scheme Shareholders to Purchaser (and/or its Nominee(s)) in accordance with the provisions of this Agreement and the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share so transferred, (i) $1.60 (one U.S. dollar and sixty U.S. cents) in cash, without interest (the “Cash Consideration”), plus (ii) one (1) contractual contingent value right per Scheme Share (each, a “CVR”), which shall represent the right to receive a contingent payment, upon the terms and subject to the conditions of the CVR Agreement, without interest (the Cash Consideration plus one (1) CVR, collectively, the “Transaction Consideration”). Notwithstanding the foregoing, holders of Apple Deferred Shares shall not be entitled to the Transaction Consideration. For the avoidance of doubt, the Parties acknowledge that, although the holders of Apple ADSs are not Scheme Shareholders by virtue of their holdings of Apple ADSs, the Depositary Shares are Scheme Shares to be transferred pursuant to the Scheme of Arrangement and accordingly, immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Apple ADSs shall cease to have any rights with respect to the Apple ADSs except for the right to receive (in the case of certificated Apple ADSs, if any, in exchange for surrendering each Apple ADS to the Depositary (or the Depositary Custodian)), for each Apple ADS, (x) $16.00 (sixteen U.S. dollars and zero U.S. cents) in cash, without interest (the “Per ADS Cash Consideration”), and (y) ten (10) CVRs (the “Per ADS CVR” and, together with the Per ADS Cash Consideration, the “Per ADS Transaction Consideration”), in each case subject to the terms and conditions set forth in this Agreement, the Scheme of Arrangement, the CVR Agreement and the Deposit Agreement. As soon as reasonably practicable after the Effective Time, and subject to the stamping of any relevant instruments of transfer (to the extent required), the Register of Members of Apple will be updated in accordance with this Agreement and the Scheme of Arrangement to reflect the transfer of the Scheme Shares to Purchaser (and/or its Nominee(s)), as contemplated hereby and thereby.

(b) Prior to the Effective Time, Purchaser shall appoint a commercial bank or trust company reasonably acceptable to Apple (the “Paying Agent”) and enter into a paying agent agreement with the Paying Agent reasonably acceptable to Apple. At or as promptly as practicable following the Effective Time (and in any event no later than two Business Days following the Effective Time), Purchaser shall procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders, of cash in an amount equal to the aggregate amount of Cash Consideration. All cash deposited with the Paying Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Apple Payment Fund”. Such fund shall not be used for any purpose other than as expressly set forth in this Agreement, provided that such fund may be invested by the Paying Agent as directed by Purchaser; provided further that such investments shall be (A) in obligations of or guaranteed by the United States of America, (B) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc or Standard & Poor’s Corporation, respectively, (C) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion, or (D) in money market funds having a rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Such fund shall not be used for any purpose other than to pay aggregate amount of Cash Consideration. To the extent that such fund diminishes for any reason below the level required to make prompt payment of the Cash Consideration, Purchaser shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all time, maintained at a level sufficient to make such payments. For the avoidance of doubt, Purchaser shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the CVR Agreement. No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on any part of the Transaction Consideration. Notwithstanding anything to the contrary in this Section 2.01(b), all obligations of Purchaser with respect to deliverables required to be provided by Purchaser to the Paying Agent in respect of the Depositary Shares shall be satisfied to the extent Purchaser provides such deliverables directly to the Depositary (or, to the extent that the Depositary is not itself the registered holder of the relevant Scheme Shares that underly the Apple ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares (the “Depositary Custodian”)) pursuant to the procedures contemplated by Section 2.01(c).

(c) Prior to the Effective Time, Apple and Purchaser shall establish procedures with the Depositary that are reasonably acceptable to Apple and Purchaser to ensure that (i) the Depositary (or the Depositary Custodian) shall promptly deliver the Per ADS Transaction Consideration to each holder of an Apple ADS (in the case of certificated Apple ADSs, that has duly surrendered such certificated Apple ADSs to the Depositary (or the Depositary Custodian)), (ii) any funds unclaimed by holders of Apple ADS shall be treated, as closely as reasonably possible, in the same manner as provided under Section 2.01(d), and (iii) if reasonably practicable, the aggregate Per ADS Transaction Consideration in respect of the Depositary Shares will be delivered directly by Purchaser to the Depositary rather than through the Paying Agent. If reasonably deemed necessary by the Parties in furtherance of the establishment of such procedures, Apple shall enter into one or more amendments to the Deposit Agreement that are reasonably acceptable to the Depositary, Apple and Purchaser, and the Parties shall deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. The Apple ADS holders will bear all fees, charges and expenses that they are required to bear under the Deposit Agreement in connection with the Transaction and the other transactions contemplated hereby, the cancellation of the Apple ADSs and the receipt of the Per ADS Transaction Consideration. No interest will be paid or accrued on any amount payable in respect of the Apple ADSs.

(d) Any portion of the Apple Payment Fund that has not been transferred to the holders of Scheme Shares within twelve months of the Closing Date shall be delivered to Purchaser or its designee(s) promptly upon demand by Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Cash Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, payment of their claims for the Cash Consideration pursuant to the provisions of this Article II.

(e) To the fullest extent permitted by Applicable Law, none of Purchaser (and/or its Nominee(s)), any member of the Purchaser Group, Apple, the Paying Agent, the Depositary (or the Depositary Custodian) or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to Apple, Scheme Shareholders or any other Person in respect of the Cash Consideration from the Apple Payment Fund, any CVR or any other cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Apple Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred (or if the number of Apple Ordinary Shares represented by each Apple ADS shall have been changed pursuant to the Deposit Agreement), then the amount of the Transaction Consideration (and/or the Per ADS Transaction Consideration) shall be appropriately adjusted to provide to Purchaser and the Scheme Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.01(f) shall be construed to permit Apple to take any action with respect to its securities that is prohibited by Section 6.01 or the other terms of this Agreement.

Section 2.02 Treatment of Equity Awards and Warrants.

(a) Prior to the Effective Time, each holder of an In-the-Money Vested Apple Share Option (as defined below) shall be provided the opportunity to exercise such holder’s In-the-Money Vested Apple Share Option, for such period determined by the Apple Board that ends on or prior to the tenth Business Day prior to the Effective Time.

(b) At the Effective Time, each vested Apple Share Option that has a per share exercise price that is less than the Cash Consideration (each, an “In-the-Money Vested Apple Share Option”) that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Transaction, automatically and without any action on the part of the Parties or the holder thereof, be canceled and converted into the right to receive, for each Apple Ordinary Share underlying such In-the-Money Vested Apple Share Option, without interest and subject to deduction and withholding for employee income tax and employee National Insurance contributions or social security contributions, (i) an amount in cash equal to the excess of the Cash Consideration over the per share exercise price of such In-the-Money Vested Apple Share Option and (ii) one CVR. Purchaser shall cause Apple (or another applicable Subsidiary of Purchaser) to pay such cash amount through the payroll systems of Apple (or another applicable Subsidiary of Purchaser) and deliver such CVR as soon as practicable on or following the Effective Time (but in no event later than the first ordinary payroll of Apple (or another applicable Subsidiary of Purchaser) following the Effective Time).

(c) At the Effective Time, each unvested Apple Share Option that has a per share exercise price that is less than the Cash Consideration (each, an “In-the-Money Unvested Apple Share Option”) that is outstanding immediately prior to the Effective Time, shall, by virtue of the Transaction, automatically and without any action on the part of the Parties or holder thereof, be canceled without payment of any consideration being made in respect thereof.

(d) Each Apple Share Option, whether vested or unvested, with an exercise price per share equal to or greater than the Cash Consideration shall, by virtue of the Transaction, automatically and without any action on the part of the Parties or the holder thereof, be canceled at the Effective Time without payment of any consideration being made in respect thereof.

(e) At the Effective Time, by virtue of the Transaction, automatically and without any action on the part of the Parties or the holder thereof, each Apple RSU that is vested and outstanding immediately prior to the Effective Time, shall be canceled and converted into the right to receive, for each Apple Ordinary Share underlying such Apple RSU, without interest and subject to deduction and withholding for employee income tax and employee National Insurance contributions or social security contributions, (i) an amount in cash equal to the Cash Consideration and (ii) one CVR. Purchaser shall cause Apple (or another applicable Subsidiary of Purchaser) to pay such cash amount through the payroll systems of Apple (or another applicable Subsidiary of Purchaser) and deliver such CVR as soon as practicable on or following the Effective Time (but in no event later than the first ordinary payroll of Apple (or another applicable Subsidiary of Purchaser) following the Effective Time).

(f) At the Effective Time, each Apple RSU that is outstanding and unvested immediately prior to the Effective Time (an “Unvested Apple RSU”), shall, by virtue of the Transaction, automatically and without any action on the part of the Parties or holder thereof, be canceled without payment of any consideration being made in respect thereof.

(g) At the Effective Time, by virtue of the Transaction, automatically and without any action on the part of the Parties or the holder thereof, each Apple PSU that is vested and outstanding immediately prior to the Effective Time, shall be canceled and converted into the right to receive, for each Apple Ordinary Share underlying such Apple PSU, determined based on maximum level of achievement for all performance objectives, without interest and subject to deduction and withholding for employee income tax and employee National Insurance contributions or social security contributions, (i) an amount in cash equal to the Cash Consideration and (ii) one CVR. Purchaser shall cause Apple (or another applicable Subsidiary of Purchaser) to pay such cash amount through the payroll systems of Apple (or another applicable Subsidiary of Purchaser) and deliver such CVR as soon as practicable on or following the Effective Time (but in no event later than the first ordinary payroll of Apple (or another applicable Subsidiary of Purchaser) following the Effective Time).

(h) At the Effective Time, each Apple PSU that is outstanding and unvested as of immediately prior to the Effective Time (an “Unvested Apple PSU”), shall, by virtue of the Transaction, automatically and without any action on the part of the Parties or holder thereof, be canceled without payment of any consideration being made in respect thereof.

(i) The Purchaser agrees that it will, conditional on the Closing, implement a new transitional cash plan (“Transitional Cash Plan”) and grant (or procure the grant) of cash awards (each, a “Transition Award”) under such Transitional Cash Plan to all holders of In-the-Money Unvested Apple Share Options, Unvested Apple RSUs and/or Unvested Apple PSUs immediately prior to the Effective Time (the “Unvested Awards”) that are cancelled by virtue of the Transaction for no consideration (each a “Relevant Participant”).

(j)  The Transition Awards in respect of each Relevant Participant will be equal to the aggregate of the value of (i) the excess, if any, of the Cash Consideration over the per share exercise price, if any, for each Apple Ordinary Share underlying such Unvested Award (in the case of Apple PSUs, determined based on maximum level of achievement for all performance objectives) (the “Unvested Cash Consideration”), and (ii) one CVR for each Apple Ordinary Share underlying such Unvested Award (in the case of Apple PSUs, determined based on maximum level of achievement for all performance objectives) (the “Unvested CVR Consideration”). Purchaser further agrees that the grant of each Transition Award under the Transitional Cash Plan will be documented in a separate agreement between Purchaser and each Relevant Participant, with such grant conditional on the Closing.

(k) Purchaser agrees that, subject to Section 2.02 of the Apple Disclosure Schedule, the Transition Awards will vest and the Unvested Cash Consideration and the Unvested CVR Consideration shall be paid at the same time as the Unvested Awards would have vested pursuant to its original terms, subject to the Relevant Participant’s continued service with Purchaser and its Subsidiaries through each applicable vesting date; provided, however, that any portion of the Transition Award that, per the terms of the original Unvested Award, remains outstanding and unvested as of December 31, 2024, shall vest on December 31, 2024 (subject to the Relevant Participant’s continued service with the Purchaser and its Subsidiaries through such date) and the Unvested Cash Consideration shall be paid no later than December 31, 2024 (subject to the Relevant Participant’s continued service with the Purchaser and its Subsidiaries through such date), in each case, without interest and less any required deductions and withholdings for employee income tax and employee National Insurance contributions or social security contributions. For the avoidance of doubt, (i) the Transition Awards will not be subject to any performance conditions and (ii) Purchaser shall cause Apple (or another applicable Subsidiary of Purchaser) to pay the Unvested Cash Consideration through the payroll systems of Apple (or another applicable Subsidiary of Purchaser) and deliver the Unvested CVR Consideration as soon as practicable following the applicable vesting date of the applicable Transition Awards (but in no event later than the first ordinary payroll of Apple (or another applicable Subsidiary of Purchaser) following the applicable vesting date).

(l) As soon as practicable, but in no event later than ten (10) Business Days, following the date of this Agreement, the Apple Board (or, if applicable, any committee thereof administering the Apple ESPP) shall (i) amend the Apple ESPP, effective immediately such that no additional Offering (as defined in the Apple ESPP) shall be commenced between the date of this Agreement and the Effective Time, (ii) provide that each Offering that would otherwise extend beyond the Effective Time shall have an Exercise Date (as defined in the Apple ESPP) that is no later than seven (7) Business Days prior to the anticipated Effective Time, (iii) provide that each Apple ESPP participant’s accumulated contributions under the Apple ESPP shall be used to purchase Apple Ordinary Shares or Apple ADSs, as applicable, in accordance with the Apple ESPP, (iv) provide that no participant in the Apple ESPP may increase his or her rate of payroll deductions used to purchase Apple Ordinary Shares or Apple ADSs, as applicable, under the ESPP after the date of this Agreement (provided that, for the avoidance of doubt, participants shall be entitled to withdraw from the Apple ESPP in accordance with the terms of the Apple ESPP as in effect as of the date of this Agreement), (v) provide that only participants in the Apple ESPP as of the date of this Agreement may continue to participate in the Apple ESPP after the date of this Agreement, and (vi) provide that the Apple ESPP shall terminate in its entirety as of the Effective Time and no further rights shall be granted or exercised under the Apple ESPP thereafter.

(m) With respect to each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time, Apple shall provide the notices contemplated by Section 9(f) of the Warrants for a Fundamental Transaction (as defined in the Warrants). The Parties acknowledge and agree that, following the Closing, Apple shall continue to satisfy as and when due Apple’s obligations under the Warrants (including to deliver or cause to be delivered) Alternate Consideration (as defined in the Warrants) if, as and when required pursuant to the Warrants).

(n) The Scheme of Arrangement will apply to any Apple Ordinary Shares that are in issue at the Scheme Record Time (as defined in the Scheme of Arrangement) including, without limitation, those Apple Ordinary Shares unconditionally allocated, issued or transferred to satisfy the exercise of Apple Share Options or the vesting of Apple RSUs and Apple PSUs under the Apple Stock Plans before the Scheme Record Time. Any Apple Ordinary Shares allocated, issued or transferred out of treasury to satisfy the vesting of Apple RSUs and Apple PSUs or the exercise of Apple Share Options under the Apple Stock Plans after the Scheme Record Time but prior to the Effective Time will, subject to the Scheme of Arrangement becoming effective and the proposed amendments to the Apple Organizational Documents being approved at the Apple GM, be transferred to the Purchaser in exchange for the same consideration as Scheme Shareholders will be entitled to receive under the Scheme of Arrangement.

(o) Prior to the Effective Time, Apple, the Apple Board or the appropriate committee of the Apple Board, as applicable, shall take any and all such actions as are reasonably necessary to effect the foregoing provisions of this Section 2.02.

Section 2.03 Withholding Rights. Purchaser, any member of the Purchaser Group, any Affiliates of any member of the Purchaser Group, the Paying Agent, the Depositary and any other Person shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement, the Scheme of Arrangement or the CVR Agreement (including the Transaction Consideration) such amounts, if any, as it is required to deduct and withhold under Applicable Law. To the extent that any such amounts are deducted or withheld, such amounts (i) shall be remitted to the applicable Governmental Authority, if required by Applicable Law, and (ii) shall be treated for all purposes of this Agreement, the Scheme of Arrangement and the CVR Agreement as having been paid to the person in respect of which such deduction and withholding was made. To the extent that Section 10.03 is applicable, the provisions therein shall take precedence over this Section 2.03 insofar as the payment relates to the payment of the Termination Fee by Apple.

Section 2.04 Apple and Purchaser Actions Prior to and at the Closing.

(a) On or prior to the Closing, Apple shall procure that a meeting of the Apple Board is held at which resolutions are passed, conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales (and effective as of the Effective Time), approving:

(i) the resignation of such directors of Apple (and, if required by Purchaser, the Apple company secretary) as Purchaser shall determine from (A) the Apple Board (or as Apple company secretary) and (B) the boards of directors of any of Apple’s Subsidiaries on which any such Apple director also sits; and

(ii) the appointment of such persons as Purchaser shall determine as the directors of Apple (and, if required by Purchaser, as Apple company secretary).

(b) On the Closing Date, Apple shall deliver to Purchaser a letter of resignation (in customary form) from each director or secretary who is to resign in accordance with Section 2.04(a)(i) (provided, that the delivery thereof shall not be a condition to the Closing).

Section 2.05 Further Assurances. If at any time before or after the Effective Time, Purchaser or Apple reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Transaction or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Purchaser, Apple and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the purposes and intent of this Agreement.

ARTICLE III

IMPLEMENTATION OF THE SCHEME

Section 3.01 Responsibilities of Apple in Respect of the Scheme of Arrangement and Apple Shareholder Meetings.

(a) Apple shall:

(i) as promptly as practicable following the date hereof (with Apple using its commercially reasonable efforts to do so within twenty (20) Business Days after the date hereof, except to the extent Apple is unable to do so due to Purchaser’s failure to comply with its obligations under Section 3.02), prepare and file with the SEC a proxy statement (with Purchaser’s reasonable cooperation) in preliminary form relating to the Apple Shareholder Meetings, which shall, among other customary items, contain and set out the terms and conditions of the Scheme of Arrangement, the explanatory statement required by section 897 of the Companies Act and the notices convening the Scheme Meeting and the Apple GM (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement” and such matters within the Proxy Statement that relate to the Scheme of Arrangement, the “Scheme Document Annex”);

(ii) as soon as reasonably practicable following the date hereof (with Apple using its commercially reasonable efforts to do so within twenty (20) Business Days after the date hereof, except to the extent Apple is unable to do so due to Purchaser’s failure to comply with its obligations under Section 3.02), prepare a draft of any other documentation that is to be filed, published and/or mailed in connection with the Scheme Document Annex (including the forms of proxy for use by the Apple Shareholders at the Apple GM and by the Scheme Shareholders at the Scheme Meeting (the “Forms of Proxy”)) (the “Ancillary Scheme Documentation”);

(iii) if it determines that it is required pursuant to Applicable Law to file any document other than the Proxy Statement with the SEC in connection with the Transaction (such document, as amended or supplemented, an “Other Required Filing”), promptly prepare and file such Other Required Filing with the SEC;

(iv) use its commercially reasonable efforts to cause the Proxy Statement (including the Scheme Document Annex), the Ancillary Scheme Documentation and any Other Required Filing (and, in each case, any amendment or supplement thereto) (together, the “Transaction Documentation”) to comply in all material respects with Applicable Law (including the Companies Act and any applicable rules and regulations of the SEC and Nasdaq) and have the Proxy Statement clear any SEC review and file the Proxy Statement in definitive form as promptly as practicable after the initial filing thereof (and completion of any SEC review) and shall use its commercially reasonable efforts to cause the Proxy Statement (including the Scheme Document Annex) and Forms of Proxy (together with any other Ancillary Scheme Documentation) to be mailed to the Apple Shareholders as promptly as reasonably practicable after Apple learns that the preliminary Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon and the Court grants permission to convene the Scheme Meeting;

(v) be responsible for the preparation of the information in the Scheme Document Annex and any Ancillary Scheme Documentation to the standard required by Applicable Law in relation to the preparation of such documents and for satisfying any other requirements that may reasonably be required or directed by the Court (excluding any information relating to, and supplied by or on behalf of, Purchaser for inclusion in the Scheme Document Annex or the Ancillary Scheme Documentation);

(vi) prior to filing, publishing or mailing any Transaction Documentation or responding to any requests or comments of the SEC or the Court with respect thereto, consult with the Purchaser Group as to the form and content of such Transaction Documentation, and, for such purpose, shall afford the Purchaser Group reasonably sufficient time to consider the Transaction Documentation and shall take into consideration in good faith all comments reasonably proposed by Purchaser, except that no such consultation or consideration shall be required with respect to the disclosure regarding an Apple Adverse Recommendation Change made in accordance with Section 6.02;

(vii) advise Purchaser promptly after it receives any oral or written request by the SEC or the Court for amendment of any of the Transaction Documentation or Court Documentation or comments thereon and responses thereto or requests by the SEC or the Court for additional information, and promptly provide Purchaser with copies of any written communication from the SEC or the Court or any state securities commission and use reasonable best efforts to respond as promptly as practicable to any comments, responses or requests by the SEC or the Court with respect to the Transaction Documentation and Court Documentation;

(viii) provide Purchaser with drafts of any further documents, claim forms, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme of Arrangement (the “Court Documentation”);

(ix) afford Purchaser reasonably sufficient time to consider all Court Documentation and take into consideration all comments reasonably proposed by Purchaser;

(x) for the purpose of implementing the Scheme of Arrangement, instruct, or procure the instruction by its solicitors of, a King’s Counsel of appropriate standing (“Senior Counsel”);

(xi) as promptly as reasonably practicable, notify Purchaser of any matter of which it becomes aware which would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Transaction Documentation or Court Documentation;

(xii) as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for directions to convene the Scheme Meeting and settling with the Court the Scheme Document Annex, the Forms of Proxy (and, to the extent applicable, any other Transaction Documentation) and taking such other steps as may be required or desirable in connection with such application, in each case as promptly as reasonably practicable), and use its reasonable best efforts so as to ensure that such matters are dealt with as promptly as practicable in order to facilitate the dispatch of the relevant Transaction Documentation to Apple Shareholders as soon as practicable following the date hereof;

(xiii) procure the publication of the advertisements where required by Applicable Law or otherwise considered necessary or advisable by Senior Counsel and dispatch of the relevant Transaction Documentation to Apple Shareholders on the Register of Members of Apple on the record date and time established by Apple (in accordance with Applicable Law and, in respect of the Scheme Meeting, with the consent of the Court) as promptly as reasonably practicable after the direction of the Court to dispatch such documents has been obtained, and thereafter shall file, publish and/or mail such other documents and information as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with Applicable Law (and Apple shall consult with Purchaser as with respect thereto and shall afford Purchaser reasonably sufficient time to consider such documents and information and shall take into consideration in good faith all comments reasonably proposed by Purchaser as promptly as reasonably practicable after the approval or direction of the Court to file, publish or mail such documents and information has been given);

(xiv) unless the Apple Board has effected an Apple Adverse Recommendation Change in accordance with Section 6.02, procure that the Proxy Statement (and the Scheme Document Annex) includes the Apple Board Recommendation;

(xv) include in the Proxy Statement (and the Scheme Document Annex) a notice convening the Apple GM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the Apple Shareholder Resolution;

(xvi) establish a record date and time for and convene and hold the Scheme Meeting and the Apple GM as soon as reasonably practicable following the date of this Agreement (such that, subject only to compliance by Purchaser with its obligations under Section 3.02 in all material respects, the Scheme Meeting and Apple GM are convened for the date that is as soon after the date of the dispatch of the relevant Transaction Documentation as is reasonably practicable and permissible under Applicable Law and the Apple Organizational Documents and, in any event, use commercially reasonable efforts to do so by no later than the first Business Day falling 40 calendar days after the dispatch of the Proxy Statement (including the Scheme Document Annex)), in each case subject to Section 3.01(a)(xviii), and use commercially reasonable efforts to ensure that the Scheme Meeting and Apple GM are convened, held and conducted in compliance with this Agreement, the Apple Organizational Documents and Applicable Law (including, where relevant, the directions of the Court);

(xvii) permit a reasonable number of Representatives of Purchaser to attend and observe the Scheme Meeting and the Apple GM and, unless the Court otherwise directs, to attend and observe each hearing of the Court;

(xviii) keep Purchaser informed on a reasonably regular basis, during the period between the dispatch of the Transaction Documentation to Apple Shareholders and the date of the Apple Shareholder Meetings, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the Apple GM (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as soon as reasonably practicable following a request by Purchaser or its Representatives and, unless the Apple Board has effected an Apple Adverse Recommendation Change in accordance with Section 6.02, use reasonable best efforts to obtain the Apple Shareholder Approvals and conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by any member of the Purchaser Group to assist in obtaining the Apple Shareholder Approvals;

(xix) except as required by Applicable Law or the Court, not postpone or adjourn the Scheme Meeting or the Apple GM; provided, however, that Apple may, without the consent of Purchaser and only in accordance with the Apple Organizational Documents, Applicable Law and, if relevant, the consent of the Court, adjourn or postpone the Scheme Meeting and/or the Apple GM (A) after consultation with Purchaser, to the extent necessary to ensure that any required (or, as determined by the Apple Board acting reasonably and in good faith after consulting with outside counsel, advisable) supplement or amendment to the Proxy Statement or Scheme Document Annex or information which is material to the Apple Shareholders voting at the Apple Shareholder Meetings, with such postponement or adjournment to extend for no longer than the period that the Apple Board determines in good faith (after consulting with outside counsel) is reasonably necessary or (having first consulted with Purchaser) advisable to give the Apple Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated (provided, that no such postponement or adjournment under this clause (A) may be to a date that is after the 10th Business Day after the date of such disclosure or dissemination other than to the extent required by

Applicable Law), (B) if, as of the time for which the Scheme Meeting or the Apple GM is scheduled (as set forth in the Scheme Document Annex), there are insufficient Apple Ordinary Shares or Scheme Shares (as applicable) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Apple GM, but only until a meeting can be held at which there are a sufficient number of Apple Ordinary Shares or Scheme Shares (as applicable) represented to constitute a quorum, or (C) to solicit additional proxies for the purpose of obtaining the Apple Shareholder Approvals, but only until a meeting can be held at which there are sufficient number of votes of the Apple Shareholders or Scheme Shareholders (as applicable) to obtain the relevant Apple Shareholder Approvals (provided, that no such postponement or adjournment pursuant to the foregoing clauses (B) or (C) may be for a period of more than 10 Business Days on any single occasion or, in the aggregate for all such postponements or adjournments, to a date after the earlier of (x) 30 Business Days after the date on which the Scheme Meeting or the Apple GM were originally scheduled, as applicable, and (y) 15 Business Days before the End Date);

(xx) not propose any matters to be voted on at the Scheme Meeting or the Apple GM other than the matters contemplated by this Agreement in connection with the Apple Shareholder Approvals (and matters of procedure and matters required by or advisable under Applicable Law to be voted on by the Apple Shareholders in connection therewith);

(xxi) (A) not variate, amend, modify, withdraw, terminate or rescind, or fail to enforce, the Scheme of Arrangement or allow the Scheme of Arrangement to lapse without the prior written consent of Purchaser; and (B) not make any application to the Court for or agree to an extension of time in connection with the Scheme of Arrangement without the prior consent of Purchaser;

(xxii) following the Apple Shareholder Meetings, if the Apple Shareholder Approvals have been obtained and all other conditions set forth in Article IX are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied or having been waived) and (B) the condition set forth in Section 9.01(b)), take all necessary steps on the part of Apple, including to prepare and issue, serve and lodge all such court documents as are required, to seek the sanction of the Court to the Scheme of Arrangement as promptly as practicable thereafter; provided, that Apple shall be permitted to make honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law;

(xxiii) give such undertakings as are required by the Court in connection with the Scheme of Arrangement;

(xxiv) promptly provide Purchaser with a certified copy of the resolution passed at the Scheme Meeting, the Apple Shareholder Resolution passed at the Apple GM (together with any other resolutions passed) and of each order of the Court (including the Court Order) once obtained, and use reasonable best efforts to deliver the Court Order to the Registrar of Companies in England and Wales on, or as promptly as practicable (and in any event within two Business Days) after, the date that the condition set forth in Section 9.01(b) is satisfied;

(xxv) to the extent not covered by the foregoing clauses (i) through (xxiv) of this Section 3.01(a), use reasonable best efforts to cooperate fully and in good faith, and procure that its Subsidiaries and its and their respective Representatives cooperate in good faith, with the Purchaser Group and their respective Representatives in preparing the Transaction Documentation and Court Documentation, convening and holding the Apple Shareholder Meetings and obtaining the sanction of the Court of the Scheme of Arrangement as expeditiously as practicable (including making such confirmations to the Court and otherwise engaging with the Court, and instructing its counsel to engage with the Court, in such manner as to obtain such sanction from the Court); provided, that Apple shall be permitted to (x) make honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law or (y) make an Apple Adverse Recommendation Change in accordance with Section 6.02; and

(xxvi) notwithstanding anything to the contrary in this Agreement, the obligations of Apple under this Section 3.01 shall continue in full force and effect following any Apple Adverse Recommendation Change unless this Agreement is validly terminated in accordance with Article X or as expressly provided in clauses (i) through (xxv).

Section 3.02 Responsibilities of Purchaser in Respect of the Scheme of Arrangement.

(a) Purchaser shall:

(i) instruct counsel to appear on its behalf at the Court hearing to sanction the Scheme of Arrangement, and undertake to the Court to be bound by the terms of the Scheme of Arrangement insofar as it relates to Purchaser, it being understood, for the avoidance of doubt, that this shall not oblige Purchaser to waive any of the conditions to Closing or treat them as satisfied;

(ii) subject to the terms of this Agreement, afford all such prompt cooperation and assistance, and procure that each member of the Purchaser Group affords all such prompt cooperation and assistance, as may reasonably be requested by Apple in respect of the preparation of any document required for the implementation of the Scheme of Arrangement or any other matter covered by Section 3.01, including the prompt and timely provision to Apple of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Apple may reasonably request (including for the purposes of preparing the Transaction Documentation and the Court Documentation);

(iii) review and provide comments (if any) in a reasonably timely manner on all Transaction Documentation and Court Documentation submitted to it;

(iv) as soon as reasonably practicable, notify Apple of any matter of which it becomes aware which would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Transaction Documentation or Court Documentation;

(v) be responsible for the preparation of the information in the Scheme Document Annex and any Ancillary Scheme Documentation to the standard required by Applicable Law in relation to the preparation of such documents and for satisfying any other requirements that may reasonably be required or directed by the Court, in each case to the extent such information relates to, and is supplied by or on behalf of, Purchaser for inclusion in the Scheme Document Annex or the Ancillary Scheme Documentation; and

(vi) to the extent not covered by the foregoing clauses Section 3.02(a)(i) through (iv) of this Section 3.02(a), use reasonable best efforts to cooperate in good faith, and procure that its Subsidiaries and its and their respective Representatives cooperate in good faith, with Apple and its Representatives in preparing the Transaction Documentation and Court Documentation and convening and holding the Apple Shareholder Meetings as expeditiously as reasonably practicable.

Section 3.03 Mutual Provisions in Relation to the Scheme of Arrangement and the Apple Shareholder Meetings.

(a) If Purchaser or Apple acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement in order to implement the Transaction in as efficient a manner as practicable, it may notify the other Party and the Parties shall be obliged to consider and negotiate, acting reasonably and in good faith, such amendment; provided, that no Party shall be required to consider or negotiate any amendment that would (i) prevent, materially delay or materially impede the Closing, (ii) alter or change the amount, nature or mix of the Transaction Consideration or (iii) adversely affect it or its shareholders in any material respect.

(b) If, at any time prior to the receipt of the Apple Shareholder Approvals, Apple or Purchaser discover that any of the Transaction Documentation contains any misstatement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party, and, if such discovery is made prior to the receipt of the Apple Shareholder Approvals, as promptly as reasonably practicable thereafter Apple shall file with the SEC and the Court, as applicable, any necessary amendment of, or supplement to, the Transaction Documentation and, to the extent required by Applicable Law, disseminate the information contained in such amendment or supplement to the Apple Shareholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF APPLE

Except (a) as set forth in the section or subsection of the Apple Disclosure Schedule corresponding to the particular section or subsection in this Article IV or in any other section or subsection of Article IV of the Apple Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that it is applicable to qualify such representation and warranty and (b) as disclosed in any Apple SEC Document publicly filed since January 1, 2022 and twenty-

four (24) hours prior to the date of this Agreement; provided, that in no event shall any information contained in any part of any Apple SEC Document entitled “Risk Factors,” “Forward-Looking Statements,” “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Apple SEC Document that are not statements of fact or are cautionary, predictive or forward-looking in nature be deemed to be a disclosure for purposes of or otherwise qualify any such representations and warranties; provided, further that this clause (b) will not apply to the representations and warranties contained in Section 4.01, Section 4.02, Section 4.05, Section 4.06, Section 4.26, Section 4.29 or Section 4.30, Apple hereby represents and warrants to Purchaser as set forth below:

Section 4.01 Corporate Existence and Power. Apple is a public limited company duly incorporated and validly existing under the laws of England and Wales. Apple has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Apple is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Prior to the date of this Agreement, Apple has made available to Purchaser a true and complete copy of the articles of association of Apple as in effect on the date of this Agreement (the “Apple Organizational Documents”). The Apple Organizational Documents are in full force and effect and Apple is not in violation of the Apple Organizational Documents in any material respect.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by Apple of this Agreement and the Scheme of Arrangement and the consummation by Apple of the transactions contemplated by this Agreement and the Scheme of Arrangement are within the corporate powers and authority of Apple and, except for the Apple Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, have been duly authorized by all necessary corporate action on the part of Apple. The Apple Shareholder Approvals are the only votes of the Apple Shareholders or the holders of any other Equity Securities of Apple necessary in connection with this Agreement and the Scheme of Arrangement and the consummation by Apple of the transactions contemplated by this Agreement and the Scheme of Arrangement. This Agreement has been and the Scheme of Arrangement will be duly executed and delivered by Apple and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid, legal and binding agreement of Apple enforceable against Apple in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

(b) At a meeting duly called and held, the Apple Board unanimously resolved (i) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) are fair to Apple and the Apple Shareholders and likely to promote the success of Apple for the benefit of the Apple Shareholders as a whole, (ii) that this

Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) be and are approved and (iii) to unanimously recommend to the Apple Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Apple Shareholder Resolution at the Apple GM (such recommendation referred to herein as the “Apple Board Recommendation”). Except, with respect to clause (iii) of the preceding sentence, as permitted by Section 6.02, the Apple Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Apple of this Agreement and the Scheme of Arrangement and the consummation by Apple of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable Regulatory Laws, including the Filings set forth on Section 4.03 of the Apple Disclosure Schedule and obtaining approval with respect thereto, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Capital Market (“Nasdaq”), (c) compliance with any applicable requirements of the Companies Act, (d) the sanction of the Scheme of Arrangement by the Court and (e) any other actions, Consents or Filings the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.04 Non-contravention. Assuming compliance with the matters referred to in Section 4.03 and receipt of the Apple Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Apple of this Agreement and the consummation of the transactions contemplated hereby and thereby and by the Scheme of Arrangement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Apple Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Apple or any of its Subsidiaries is entitled under, any provision of any Contract or Apple Permit binding on Apple or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Apple or any of its Subsidiaries, except, in the case of clauses (b)-(d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.05 Capitalization.

(a) As of the close of business on October 3, 2023 (the “Capitalization Date”), (i) there were 227,271,509 Apple Ordinary Shares in issue (of which (A) none were held in treasury and shall not receive the Transaction Consideration, (B) 45,705,326 Apple Non-Voting Ordinary Shares were outstanding, (C) 77,081,258 Apple Voting Ordinary Shares were outstanding and (D) 104,484,925 Apple Ordinary Shares were deposited with the Depositary or the Depositary Custodian pursuant to the Deposit Agreement and represented by 10,448,492 Apple ADSs), (ii) there was one Apple Deferred Share in issue (iii) there were in existence

Warrants to purchase an aggregate of 109,083,590 Apple Ordinary Shares with an exercise price of $1.10 or $0.95 per Apple Ordinary Share, in each case dependent upon the timing of the Vesting Event (as defined in the Warrants), (iv) there were in existence 13,537,400 Apple Ordinary Shares reserved for future issuance pursuant to the Apple Stock Plans and 1,460,590 Apple Ordinary Shares reserved for future issuance pursuant to the Apple ESPP, and (v) there were (A) 20,169,730 outstanding Apple Share Options to purchase an aggregate of 20,169,730 Apple Ordinary Shares (or 2,016,973 ADSs), of which 11,564,840 has vested, (B) 2,634,200 outstanding Apple RSUs in respect of an aggregate of 2,634,200 Apple Ordinary Shares (or 263,420 ADSs), and (C) 195,000 outstanding Apple PSUs in respect of an aggregate of 195,000 Apple Ordinary Shares (or 19,500 ADSs), assuming “maximum” level of achievement for all performance objectives. Except as set forth in the preceding sentence of this Section 4.05(a), as of the date hereof, (i) there are no allotted, issued, reserved for issuance or outstanding Apple Ordinary Shares, Apple Deferred Shares or other Equity Securities of Apple (other than Apple Ordinary Shares or Apple ADSs issued after the Capitalization Date pursuant to the exercise of Warrants or Apple Share Options outstanding as of the Capitalization Date as set forth in the preceding sentence) and (ii) there are no outstanding obligations, options, warrants, or other rights, agreements, arrangements or commitments of any character to which Apple or any of its Subsidiaries is a party or by which Apple or any of its Subsidiaries is bound (a) related to issued or unissued Apple Ordinary Shares, Apple Deferred Shares or other Equity Securities of Apple, or securities convertible into or exchangeable for Apple Ordinary Shares, Apple Deferred Shares or such Equity Securities, (b) obligating Apple to allot, issue or sell any Apple Ordinary Shares, Apple Deferred Shares or other Equity Securities of Apple or securities convertible into or exchangeable for Apple Ordinary Shares, Apple Deferred Shares or such Equity Securities or (c) to repurchase, redeem or otherwise acquire any Apple Ordinary Shares, Apple Deferred Shares or other Equity Securities of Apple (other than pursuant to the exercise of Warrants or Apple Share Options or the settlement of Apple RSUs or Apple PSUs, or the forfeiture of, or withholding of Taxes with respect to, Apple Share Options, Apple RSUs and Apple PSUs). Each Apple ADS represents a beneficial ownership interest in 10 Apple Ordinary Shares, subject to the terms and conditions of the Deposit Agreement. Except as set forth in Section 4.18(d) of the Apple Disclosure Schedule, all outstanding Apple Ordinary Shares, Apple Deferred Shares and Apple ADSs have been, and all shares or other securities in the capital of Apple that may be issued prior to the Effective Time will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid or credited as fully paid, nonassessable, free from any transfer restrictions (other than transfer restrictions arising under applicable securities laws) and have not been and will not be issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. No Subsidiary of Apple owns any Apple Ordinary Shares, Apple Deferred Shares or other Equity Securities of Apple.

(b) Section 4.05(b) of the Apple Disclosure Schedule sets forth a true and complete list, as of the close of business on the Capitalization Date, of (i) each Apple Share Option, each Apple RSU, and each Apple PSU, (ii) the number of Apple ADSs or Apple Ordinary Shares underlying each Apple Share Option, Apple RSU or Apple PSU (assuming achievement at target performance), (iii) the date on which the Apple Share Option, Apple RSU, or Apple PSU was granted, (iv) the Apple Stock Plan under which the Apple Share Option, Apple RSU, or Apple PSU was granted, (v) the exercise price of each Apple Share Option, if applicable, and (vi) the expiration date of each Apple Share Option, if applicable. Each Apple Share Option, Apple RSU, and Apple PSU has been granted in compliance in all material respects with Applicable Law and the terms of the Apple Stock Plans, each of which has, where required by Applicable Law, been validly approved by Apple Shareholders.

(c) There are no outstanding agreements, arrangements or commitments of any character to which Apple or any of its Subsidiaries is a party or by which Apple or any of its Subsidiaries is bound (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Apple Ordinary Shares, Apple ADSs or other Equity Securities in Apple or any of its Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of Apple or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Apple have the right to vote. None of Apple, its Subsidiaries and, to Apple’s knowledge, any Apple Shareholder are party to any voting trust or other agreements, commitments or understanding with respect to the voting of any Apple Ordinary Shares or other Equity Securities of Apple.

(d) Apple is in compliance in all material respects with the Deposit Agreement. Apple has made available to Purchaser a true and complete copy of the Deposit Agreement.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of Apple is a corporation or other entity duly incorporated, formed or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of Apple’s “significant subsidiaries” as of the date hereof, as such term is defined in Regulation S-X promulgated by the SEC is in material violation of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent, constitutional or organizational documents, in each case as amended to and in effect as of the date hereof. Section 4.06(a) of the Apple Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each Subsidiary of Apple and each Person in which Apple or any Subsidiary of Apple owns an equity or other economic interest, together with (i) the jurisdiction of incorporation, formation or organization, as the case may be, of each Subsidiary of Apple or such other Person, (ii) the type and percentage of interests held, directly or indirectly, by Apple in each of its Subsidiaries or in each such other Person, (iii) in the case of a Subsidiary of Apple, the names and the type of and percentage of interests held by any Person other than Apple or a Subsidiary of Apple in such Subsidiary of Apple and (iv) the classification for U.S. federal income Tax purposes of each Subsidiary of Apple.

(b) All of the issued and outstanding share capital or other Equity Securities of each Subsidiary of Apple have been validly allotted and issued and are fully paid or credited as fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Apple, directly or indirectly, free and clear of any Lien (other than transfer restrictions arising under securities laws or under the organizational documents of such Subsidiary) and have not been allotted or issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. There are no outstanding obligations, options, warrants, or other rights, agreements, arrangements or commitments of any character to which Apple or any of its Subsidiaries is a party or by which Apple or any of its Subsidiaries is bound (a) related to issued or unissued Equity Securities of Subsidiaries of Apple, or securities convertible into or exchangeable for such Equity Securities, (b) obligating any of Apple or its Subsidiaries to issue or sell any Equity Securities of Subsidiaries of Apple or securities convertible into or exchangeable for such Equity Securities or (c) to repurchase, redeem or otherwise acquire any Equity Securities of Subsidiaries of Apple.

Section 4.07 SEC Filings; the Sarbanes-Oxley Act and UK Company Filings.

(a) Apple has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Apple since January 1, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Apple SEC Documents”). No Subsidiary of Apple is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Apple SEC Documents filed or furnished prior to the date of this Agreement complied, and each Apple SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement, that the representations and warranties set forth in Section 5.05 are true and correct) will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be. Apple is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Apple SEC Document filed or furnished prior to the date of this Agreement did not, and each Apple SEC Document filed or furnished subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Apple SEC Documents and (ii) to the knowledge of Apple, none of the Apple SEC Documents (including the financial statements included therein) are subject to ongoing SEC review.

(e) Apple maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to ensure that all information required to be disclosed in Apple’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Apple’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Apple and the principal financial officer of Apple to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) Apple maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) designed to provide assurance with respect to the reliability of Apple’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP, including policies that provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Apple has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to Apple’s independent auditors and the audit committee of the Apple Board (and made available to Purchaser such disclosure) (A) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Apple’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Apple’s internal control over financial reporting. Apple has never identified any significant deficiencies or material weaknesses in the design or operation of Apple’s internal control over financial reporting. Each of the principal executive officer and principal financial officer of Apple (or each former principal executive officer and principal financial officer of Apple, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq with respect to the applicable Apple SEC Documents, and the statements contained in such certifications are complete and correct. As of the date of this Agreement, neither Apple nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(g) Neither Apple nor any Subsidiary of Apple is a party to or bound by, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Apple and any Subsidiary of Apple, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Apple or any Subsidiary of Apple in the Apple SEC Documents (including any audited financial statements and unaudited interim financial statements of Apple included therein).

(h) All returns, resolutions and other documents required under the United Kingdom Companies Act to be delivered by or on behalf of Apple or any of its Subsidiaries to the Registrar of Companies in England and Wales have, in all material respects, been prepared and delivered in accordance with applicable requirements.

(i) The Scheme Document Annex and the Proxy Statement will not, on the date the Scheme Document Annex and the Proxy Statement (and any amendment or supplement thereto) are first made available to Apple Shareholders in definitive form and on the date of the Scheme Meeting and the Apple GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Apple makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement or the Scheme Document Annex (in each case including any amendment or supplement thereto) based on information supplied in writing by or on behalf of Purchaser or any of its Affiliates for inclusion or incorporation by reference therein.

Section 4.08 Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Apple included or incorporated by reference in Apple SEC Documents (or, if any such Apple SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Apple SEC Document) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Apple and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements, none of which, individually or in the aggregate, will be material). Such consolidated financial statements have been prepared in all material respects from the books and records of Apple and its Subsidiaries.

(b) From January 1, 2020 to the date of this Agreement, Apple has not received written notice from the SEC, the FCA, the FRC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC, the FCA, the FRC or any other Governmental Authority. Since January 1, 2020 to the date of this Agreement, neither Apple nor any Subsidiary of Apple has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Apple or any Subsidiary of Apple or their respective internal accounting controls.

Section 4.09 Absence of Certain Changes.

(a) (i) Since December 31, 2022 through the date of this Agreement, except for the negotiation of this Agreement and the transactions contemplated hereby, the business of Apple and its Subsidiaries has been conducted in the ordinary course of business and (ii) since the Balance Sheet Date, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since December 31, 2022 through the date of this Agreement, there has not been any action taken by Apple or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would require Purchaser’s consent under Section 6.01(b) (other than clauses (v), (vi) and (xiv)).

Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of Apple or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations specifically disclosed, reflected or reserved against in Apple Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities expressly required or expressly contemplated by this Agreement or (d) other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11 Litigation. There are no Proceedings pending or, to the knowledge of Apple, threatened against Apple, any of its Subsidiaries, any present or former officers, directors or employees of Apple or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Apple or any of its Subsidiaries, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, that to the extent any such representations or warranties pertain to Proceedings that related to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is no Order outstanding against Apple, any of its Subsidiaries, any present or, to the knowledge of Apple, former officers, directors or employees of Apple or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Apple or any of its Subsidiaries or, to the knowledge of Apple, threatened against or affecting Apple, any of its Subsidiaries, any present or, to the knowledge of Apple, former officers, directors or employees of Apple in their respective capacities as such, or any of the respective properties or assets of any of Apple or any of its Subsidiaries, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, that to the extent any such representations or warranties pertain to Proceedings that related to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 4.12 Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Apple and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses as they are now being conducted (the “Apple Permits”). (A) Apple and each of its Subsidiaries are, and since November 1, 2018, have been in compliance with the terms of Apple Permits related to or issued in connection with the laws and regulations of the FDA, and (B) Apple and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with the terms of all other Apple Permits, in each case, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Apple Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any Apple Permit, and there are no Proceedings pending, or, to the knowledge of Apple, threatened, that seek the revocation, cancellation, termination, non-renewal or adverse modification of any Apple Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13 Compliance with Laws. Except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (A) Apple and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with all, and are not, and since November 1, 2018 have not been, in default under or in violation of any laws or regulations of the FDA and any healthcare laws or regulations, including the Federal Anti-Kickback Statute, False Claims Act, and Civil Monetary Penalty Law, and (B) Apple and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with all, and are not, and since January 1, 2020 have not been, in default under or in violation of any other Applicable Laws.

Section 4.14 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of Apple and its Subsidiaries holds (A) all authorizations under the Federal Food, Drug, and Cosmetic Act of 1938 (the “FDCA”) and all amendments thereto, the Public Health Service Act (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, and (B) authorizations of any applicable Governmental Authority that are concerned with the research, quality, identity, strength, purity, safety, efficacy, manufacturing, packaging, labelling, storage, transport, marketing, distribution, sale, pricing, import or export of any of the Apple Products (any such Governmental Authority, a “Apple Regulatory Agency”) necessary for the lawful operation of the businesses of Apple or any of its Subsidiaries as currently conducted (the “Apple Regulatory Permits”); (ii) all such Apple Regulatory Permits are valid and in full force and effect; and (iii) Apple and its Subsidiaries are in material compliance with the terms of all Apple Regulatory Permits.

(b) As of the date hereof, neither Apple nor any of its Subsidiaries (i) has entered into material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Apple Regulatory Agency, or (ii) has received written notice from any Apple Regulatory Agency that alleges any material noncompliance or notifies the recipient that it is under investigation or the subject of an inquiry by any such Apple Regulatory Agency for alleged material noncompliance with any Applicable Law related to the operation of the business of Apple.

(c) All pre-clinical and clinical investigations in respect of an Apple Product conducted or sponsored by Apple or any of its Subsidiaries for submission to an Apple Regulatory Agency are being, and have been, conducted in material compliance with all Applicable Laws administered or issued by the applicable Apple Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) any Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such material noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Apple has submitted certain BLA filings to FDA in support of a marketing authorization approval for OLT-200, and Apple has not taken any action to withdraw these filings. Apple has not received any communication from FDA indicating that FDA has refused or will refuse to accept or file the BLA.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, during the period beginning on January 1, 2017 and ending on the date of this Agreement, neither Apple nor any of its Subsidiaries has received any written notice from the FDA or the European Medicines Agency (the “EMA”) or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, distribution, storage, transport, packaging or manufacturing of Apple Products that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Apple Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Apple Regulatory Agency.

(f) Since November 1, 2018 all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Apple Regulatory Agency by Apple and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2017, neither Apple nor any of its Subsidiaries, nor, to the knowledge of Apple, any officer, employee, agent or distributor of Apple or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Apple Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Apple Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Apple or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Apple Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither Apple nor any of its Subsidiaries, nor, to the knowledge of Apple, any officer, employee, agent or distributor of Apple or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Apple Products are sold or where Apple has publicly announced an intention to sell an Apple Product; and (ii) neither Apple nor any of its Subsidiaries, nor, to the knowledge of Apple, any officer or employee of Apple or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could reasonably be expected to be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar program, including any conduct that would constitute material non-compliance with the Federal Anti-Kickback Statute, Federal False Claims Act, or their respective state equivalents.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as to each Apple Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Apple Products are sold that has been researched, developed, manufactured, tested, distributed or marketed by or on behalf of Apple or any of its Subsidiaries, each such Apple Product is being or has been researched, developed, manufactured, stored, distributed and marketed in material compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There are no Proceedings pending or, to the knowledge of Apple, threatened in writing, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Apple Product by Apple or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither Apple nor any of its Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory material compliance of any Apple Product and (ii) to the knowledge of Apple, neither Apple nor any of its Subsidiaries has received, any written notice from the FDA or any other Apple Regulatory Agency regarding (A) the recall, correction, market withdrawal, or replacement of any Apple Product sold (other than recalls, corrections, withdrawals, or replacements that are not material to Apple and its Subsidiaries, taken as a whole), (B) a material change in the marketing classification or a material change in the labeling of any such Apple Products, (C) a termination or suspension of the manufacturing, marketing, or distribution of such Apple Products, or (D) a material negative change in reimbursement status of an Apple Product.

Section 4.15 Material Contracts.

(a) Section 4.15(a) of the Apple Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts (excluding any Apple Employee Plan) to which Apple or any of its Subsidiaries is a party or by which any of them or any of their respective assets are bound (each such Contract listed or required to be so listed, and each of the following Contracts to which Apple or any of its Subsidiaries becomes a party or by which any of them or any of their respective assets become bound after the date of this Agreement, a “Material Contract”):

(i) any Contract (other than Leases), including any manufacturing, supply or distribution agreement, that (x) involved in the fiscal year ending December 31, 2022, the payment or delivery of cash or other consideration by or to Apple or any of its Subsidiaries in an amount that had a value or having an expected value in excess of $500,000 or (y) involved in the first two fiscal quarters of 2023, the payment or delivery of cash or other consideration by or to Apple or any of its Subsidiaries in an amount that had a value or having an expected value in excess of $250,000;

(ii) any Contract that relates to the manufacture or distribution of Libmeldy in excess of $250,000 annually;

(iii) any collective bargaining agreement or other Contract with any labor union, labor organization, or works council (each a “Labor Agreement”);

(iv) each Contract providing for or (in the case of subclause (B) related to) the acquisition or disposition of assets outside of the ordinary course of business or of securities by or from any Person or any business (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since December 31, 2022 that involved or would reasonably be expected to involve the payment of consideration in excess of $500,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) (x) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or would reasonably be expected to require the receipt or making of payments in excess of $500,000 or (y) any provision pursuant to which any Equity Securities of Apple or any of its Subsidiaries (including any Apple ADS, but excluding any Apple Employee Plans) may be issued;

(v) (A) any Contract involving or that would reasonably be expected to involve aggregate payments in excess of $500,000 in the fiscal year ending December 31, 2022 or will involve aggregate payments in excess of $500,000 in any fiscal year thereafter to or from such Governmental Authority or any university, college, research institute or other institution; (B) any Contract between any Governmental Authority, university, college, research institute or other institution on the one hand, and Apple or any of its Subsidiaries, on the other hand that involved aggregate payments by or to Apple or any of its Subsidiaries in excess of $500,000 in the fiscal year ending December 31, 2022 or will involve aggregate payments by or to Apple or any of its Subsidiaries in excess of $500,000 in any fiscal year thereafter; and (C) any subcontract or other Contract by which Apple or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority, university, college, research institute or other institution that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services;

(vi) any Contract that (A) limits or purports to limit, in any material respect, the freedom of Apple or any of its Subsidiaries (or Purchaser and its Subsidiaries after the Effective Time) to engage or compete in any line of business or with any Person or in any area, (B) contains exclusivity or “most favored nation” obligations or restrictions with respect to Apple or any of its Subsidiaries (or Purchaser and its Subsidiaries after the Effective Time), (C) contains minimum purchase requirements or (D) contains any other provisions that restrict the ability of Apple or any of its Subsidiaries (or Purchaser and its Subsidiaries after the Effective Time) to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Apple Product (or product of Purchaser or its Subsidiaries after the Effective Time), directly or indirectly through third parties, in any material respect;

(vii) any Contract relating to Indebtedness of Apple or any of its Subsidiaries (including under any short-term financing facility) in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset of Apple or any of its Subsidiaries) other than any Contract exclusively between or among Apple and any of its wholly owned Subsidiaries;

(viii) any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of Apple or any of its Subsidiaries or the repurchase or redemption of any Equity Securities of Apple or any of its Subsidiaries (other than Contracts relating to Indebtedness described in (vii) of this Section 4.15(a) and set forth in clause (vii) of Section 4.15(a) of the Apple Disclosure Schedule);

(ix) any material joint venture, profit-sharing, partnership, collaboration or co-promotion agreement;

(x) any Contract with any Person (A) pursuant to which Apple or its Subsidiaries are required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events (other than any Contract with contract research organizations for internal research entered into in the ordinary course of business) or (B) under which Apple or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights, in each case of each of clauses (A) and (B), that (1) involved aggregate payments by or to Apple or any of its Subsidiaries in excess of $500,000 in the fiscal year ending December 31, 2022 or will involve aggregate payments by or to Apple or any of its subsidiaries in excess of $500,000 in any fiscal year thereafter or (2) are material to the development, manufacture or sale of a Apple Product or are otherwise material to the business of Apple or any of its Subsidiaries;

(xi) any lease or sublease for real property or personal property for which annual rental payments made by Apple or any of its Subsidiaries were, or are expected to be, in excess of $500,000 in the fiscal year ending December 31, 2023;

(xii) all material Contracts pursuant to which Apple or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other commercially available technology), including any Intellectual Property Rights with respect to any Apple Product, or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Apple Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business), in each case of each of clauses (A) and (B), that (1) involved aggregate payments by or to Apple or any of its Subsidiaries in excess of $500,000 in the fiscal year ending December 31, 2022 or will involve aggregate payments by or to Apple or any of its subsidiaries in excess of $500,000 in any fiscal year thereafter or (2) are material to the development, manufacture or sale of a Apple Product or are otherwise material to the business of Apple or any of its Subsidiaries;

(xiii) any material Contract with any insurance company, prepaid health plan, health maintenance organization, preferred provider organization or private or public healthcare program;

(xiv) any Contracts (A) with any record or, to the knowledge of Apple, beneficial owner as of the date hereof of five percent or more of the voting securities of Apple, or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the 1933 Act;

(xv) any Contract involving the settlement or compromise of any Proceedings (whether pending or threatened) (or series of related Proceedings) which (A) will involve payments after the date of this Agreement in excess of $500,000 or (B) will impose monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Apple or any Subsidiary of Apple (or, following the Effective Time, on Purchaser or any Affiliate of Purchaser);

(xvi) any settlement agreements entered into by or with respect to Apple or any of its Subsidiaries with any Taxing Authority and providing for payments in excess of $500,000;

(xvii) any Contract that obligates Apple or any Subsidiary of Apple to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $500,000;

(xviii) any Contract with a Material Supplier; and

(xix) any other Contract required to be filed by Apple pursuant to Item 601(b)(10) of Regulation S-K.

(b) All Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of Apple or a Subsidiary of Apple (as the case may be) and, to the knowledge of Apple, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against Apple or its Subsidiaries (as the case may be) and, to the knowledge of Apple, each of the other parties thereto (in each case except for such Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Apple or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Apple, as of the date of this Agreement, no Person is seeking to terminate or challenging the validity or enforceability of any Material Contract, except such terminations or challenges that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Apple nor any of its Subsidiaries, nor, to the knowledge of Apple, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Apple nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Apple has made available to Purchaser true and complete copies of each of Material Contract as in effect as of the date hereof. None of Apple or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by Apple or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described in Section 4.15(a)(vi).

Section 4.16 Taxes.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or with respect to, Apple or any of its Subsidiaries have been filed when due (giving effect to all valid extensions of time within which to file) in accordance with all Applicable Law, and all such Tax Returns (and any amendments thereof) are true and complete in all respects.

(ii) Each of Apple and its Subsidiaries has (x) timely paid in full to the appropriate Taxing Authority (or has had timely paid in full on its behalf) all Taxes due and owing by it (whether or not shown on any Tax Return), and (y) where payment is not yet due, established (or had established on its behalf and for its sole benefit and recourse) an adequate accrual, in accordance with GAAP.

(iii) Each of Apple and its Subsidiaries has (x) duly and timely withheld, deducted and collected all Taxes required to be withheld, deducted and collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties, and such Taxes have been duly and timely paid to the proper Taxing Authority or properly set aside in accounts for future payment when due and (y) otherwise complied with all Applicable Law relating to the payment, withholding, deduction, collection and remittance of Taxes (including information reporting requirements and record retention requirements).

(iv) There is no (x) Proceeding pending or, to the knowledge of Apple, threatened against or with respect to Apple or its Subsidiaries in respect of Taxes or Tax Returns of such Person or (y) deficiency for Taxes that has been proposed, asserted or assessed by any Governmental Authority against Apple or any of its Subsidiaries and that has not been fully satisfied by payment.

(v) Neither Apple nor any of its Subsidiaries has extended or waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request for any such waiver or extension has been filed or is currently pending.

(vi) There are no Liens for Taxes (other than Permitted Liens) on any of the property or assets of Apple or any of its Subsidiaries.

(vii) Neither Apple nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any change in or incorrect method of accounting occurring prior to the Effective Time pursuant to Section 481(a) of the Code (or any similar provision of state, local or non-U.S. law), (B) any installment sale or open transaction made prior to the Effective Time, (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to or existing as of immediately prior to the Effective Time, (D) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to the Effective Time (E) any prepaid amount received (or deferred revenue recognized) or paid prior to the Effective Time or (F) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. law).

(viii) To the knowledge of Apple, within the past six years, no jurisdiction in which Apple or any of its Subsidiaries does not file a Tax Return has asserted a claim that Apple or such Subsidiary is or may be subject to Taxes or required to file Tax Returns in such jurisdiction.

(ix) Apple has made available to Purchaser true, correct and complete copies of (i) all income, franchise and all other Tax Returns of Apple and its Subsidiaries relating to the taxable periods since its formation and (ii) any audit report issued relating to any Taxes due from or with respect to Apple and its Subsidiaries.

(x) Apple and its Subsidiaries are not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which they may have any obligation to make any payments after the Closing Date (other than (a) an agreement solely between or among Apple and/or one or more of its Subsidiaries or (b) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes).

(xi) Apple is not a party to or bound by any closing agreement, offer in compromise, concession or other agreement or arrangement with any Governmental Authority with respect to Taxes or any matter relating thereto. Apple and its Subsidiaries are not subject to any private letter ruling (or, ruling request) of the IRS, or comparable rulings of any Taxing Authority.

(xii) Apple and its Subsidiaries are not a party to or member of any joint venture, partnership, limited liability company or other arrangement or Contract which could be treated as a partnership for U.S. federal income Tax purposes.

(b) Apple and its Subsidiaries have made available all documentation relating to any applicable Tax holidays, deferrals or incentives and are in compliance with the requirements of any applicable Tax holidays, deferrals or incentives.

(c) All documents to which Apple or any of its Subsidiaries is a party and under which Apple or any of its Subsidiaries has any rights or that form part of Apple’s or any of its Subsidiaries’ title to any asset have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax in respect of such documents has been paid and no Tax remains to be paid in respect of any such documents that are outside the United Kingdom and have yet to be brought into the United Kingdom.

(d) Neither Apple nor any of its Subsidiaries has undertaken to represent for stamping any document that has been provisionally stamped.

(e) Since January 1, 2020, neither Apple nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code (or any similar provision of state, local or non-U.S. law).

(f) Apple is, and at all times since its formation has been, properly treated as a foreign corporation for U.S. federal income Tax purposes, and neither Apple nor any of its Subsidiaries (nor any of their respective predecessors) is or has been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation under Section 7874(b) of the Code.

(g) Neither Apple nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, aggregate, unitary or similar group for Tax purposes other than one of which Apple or any of its Subsidiaries was the common parent; (ii) is party to or bound by, or has any obligation under, any material agreement relating to the apportionment, sharing, assignment, indemnification, reimbursement or allocation of Taxes (other than (x) an agreement solely between or among Apple and/or one or more of its Subsidiaries or (y) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes); (iii) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) or other ruling by or written agreement with a Taxing Authority, in each case, with respect to material Taxes and there are no requests for rulings, determinations or closing agreements in respect of any material Taxes that are pending between Apple or any of its Subsidiaries and any Taxing Authority; or (iv) has any liability for the Taxes of any Person (other than Apple or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor, by contract (other than a contract described in Section 4.16(g)(ii)(y)) or otherwise by operation of law.

(h) Neither Apple nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(i) Neither Apple nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other similar transaction requiring disclosure under any similar provision of state, local or non-U.S. law.

(j) Apple and its Subsidiaries are not, and have never been, “United States real property holding corporations” within the meaning of Section 897 of the Code.

(k) Apple and its Subsidiaries are and have always been resident only in their jurisdiction of incorporation for all Tax purposes, and neither Apple nor any of its Subsidiaries have ever been treated as having a permanent establishment in any other jurisdiction or been liable to Tax on a net income basis (other than any Tax imposed by way of withholding or deduction from payments to Apple or its Subsidiaries) under the laws of any jurisdiction other than its jurisdiction of incorporation.

(l) Apple and each of its Subsidiaries have at all times materially complied with all Applicable Laws regarding transfer pricing, including the execution and maintenance of all documentation required to substantiate the transfer pricing practices and methodology of Apple and its Subsidiaries.

(m) Neither Apple nor any of its Subsidiaries is a party to any advance pricing agreement or any similar agreement or arrangement with any Taxing Authority.

(n) This Transaction will not result in any asset being deemed to have been disposed of and re-acquired by Apple or its Subsidiaries for Tax purposes.

(o) No change of ownership of Apple or its Subsidiaries has taken place in circumstances such that Part 14 of CTA 2010 may be applied to deny relief for a loss or losses incurred by Apple or its Subsidiaries. Within the period of five years ending with the date of the Transaction, these has been no cessation of, or major change in the nature or conduct of, any trade or business carried on by Apple of its Subsidiaries.

(p) No Taxing Authority has disallowed or challenged Apple’s claims, or any Subsidiary’s claims, for the research and development tax credit for small medium enterprises or the research and development expenditure credit (RDEC).

(q) Neither Apple nor any of its Subsidiaries has been a party to, nor has otherwise been involved in, any transaction, scheme or arrangement containing steps or stages that have no commercial purpose or of which a main purpose was the avoidance (or deferral) of Tax or reducing a liability to Tax or amounts to be accounted for under PAYE or circumventing the intended limits of a Tax relief.

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17(a) of the Apple Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Apple Employee Plan and identifies the country in which such Apple Employee Plan is maintained. For each material Apple Employee Plan, Apple has made available to Purchaser a copy of such plan (or a description, if such plan is not written) and all amendments thereto, together with a copy of (if applicable) (i) each material trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Apple Employee Plan and (vi) all material non-routine documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past year.

(b) Neither Apple nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA. Neither Apple nor any of its Subsidiaries have in the last six years been a party to, a sponsoring employer of, or an “associate” of or “connected” with an “employer” (within the meaning of the United Kingdom Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the United Kingdom Pension Schemes Act 1993). Neither Apple nor any of its Subsidiaries have at any time prior to the date of this Agreement been such an employer, or participated in or had any liability in relation to a defined benefit pension scheme in any jurisdiction.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Apple Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Apple, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each trust created under any such Apple Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(d) Each Apple Employee Plan has in all material respects been maintained in compliance with its terms and all Applicable Law, including ERISA, the Code, any applicable provisions of the United Kingdom Pensions Act 2008 and United Kingdom laws prohibiting discrimination on the grounds of a protected characteristic (as set out in the United Kingdom Equality Act 2010). No Proceeding (other than routine claims for benefits) is pending against or involves or, to Apple’s knowledge, is threatened against, any Apple Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor, the PBGC, the United Kingdom Pensions Ombudsman or the United Kingdom Pensions Regulator. Each of Apple and its Subsidiaries with employees in the United Kingdom has complied with its automatic enrollment obligations as required by the United Kingdom Pensions Act 2008 and associated legislation, and no written notices, fines, or other sanctions have been issued by the United Kingdom Pensions Regulator with respect to any such non-compliance.

(e) Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, employee or independent contractor (including each former director, officer, or employee) of Apple or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance or retirement benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Apple Employee Plan, (iii) contractually limit or restrict the right to amend or terminate any Apple Employee Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would be subject to the excise tax under Section 4999 of the Code.

(f) Neither Apple nor any of its Subsidiaries has any liability for, and no Apple Employee Plan provides for any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of Apple or any of its Subsidiaries other than coverage mandated by Applicable Law (such as health care continuation coverage as required by Section 4980B of the Code or any similar state law or ERISA) or for a limited period of time following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all contributions and expenses due and payable by Apple or any of its Subsidiaries in respect of an Apple Employee Plan have been timely made or properly accrued or reserved.

(g) No United Kingdom-based employee or officer, and no former United Kingdom based employee or officer, of Apple or any of its Subsidiaries has any entitlement (whether actual or contingent) to enhanced pension rights on early retirement and/or redundancy arising as a result of a transfer of their employment to Apple or any of its Subsidiaries under either the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or its predecessor legislation.

(h) Neither Apple nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(i) Any lump sum, gratuity or other like benefit payable in the event of the death in service of a United Kingdom-based employee or officer of Apple or any of its Subsidiaries is fully insured with an insurance company authorized under the United Kingdom Financial Services and Markets Act 2000 with permission under Part 4A of that Act to effect and carry out contracts of long-term insurance.

(j) With respect to any Apple Employee Plan for the benefit of Apple employees or dependents thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”): (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of Apple, has revocation been threatened) and to the knowledge of Apple, no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; and (iii) no liability exists or reasonably could be imposed upon the assets of Apple or any of its Subsidiaries by reason of such Non-U.S. Plan.

Section 4.18 Labor Matters.

(a) Except as set forth in Section 4.18(a) of the Apple Disclosure Schedule, neither Apple nor any of its Subsidiaries employs any employees on Contracts that are not terminable at will or upon up to 3 months’ notice or such longer period required by Applicable Law (other than agreements with the sole purpose of providing for the confidentiality of proprietary information, other restrictive covenants or assignment of inventions) without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal pursuant to Applicable Law). No employee of Apple or any of its Subsidiaries is entitled to a payment under their employment contract in respect of any post-termination restrictive covenant.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither Apple nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person other than as an employee (and if an employee based in the United States, as an employee exempt from overtime and minimum wage requirements), or with respect to any employee leased from another employer pursuant to an employer of record arrangement, and (ii) all former and current independent contractors and all former and current U.S. employees treated as exempt from overtime and minimum wage requirements have been properly classified for the purposes of all Applicable Laws.

(c) Apple and its Subsidiaries are, and since January 1, 2021 have been, in material compliance with all Applicable Laws relating to labor and employment, including those relating to all obligations imposed on them by any individual contract of employment or engagement, or relating to labor management relations, employee terminations (including layoffs, furloughs, or plant closures), wages, hours, overtime, employee classification, discrimination, retaliation, disability and accommodation, immigration, pay equity, the publication of information pursuant to the United Kingdom Equality Act 2020 (Gender Pay Gap Information) Regulations 2017, sexual harassment, civil rights, affirmative action, work authorization, safety and health, information privacy and security and workers’ compensation.

(d) Except as set forth in Section 4.18(d) of the Apple Disclosure Schedule, there are not currently, and since January 1, 2021 there have not been, any actions, suits, claims (oral or written), charges, complaints to a Governmental Authority, material investigations or other legal proceedings against Apple or any of its Subsidiaries, or to Apple’s knowledge, threatened to be brought or filed, with any Person or any Governmental Authority or arbitrator in connection with the employment or engagement of any current or former employee, applicant, contractor, or other service provider of Apple or any of its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, misclassification, unpaid commissions, wrongful termination, or relating to any employees of Apple or any of its Subsidiaries or any program, plan or arrangement in which such employees participated while employed with Apple or any of its Subsidiaries, or any other employment related matter arising under Applicable Laws.

(e) Section 4.18(e) of the Apple Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all the written terms of appointment or employment for each Senior Employee (including any amendments to them), and Apple has made available to Purchaser a copy of such terms of appointment or employment and all amendments thereto.

(f) As of the date of this Agreement, no Key Employee has given or received notice terminating their appointment or employment or, to Apple’s knowledge, intends to terminate their service with Apple or its relevant Subsidiary and, to Apple’s knowledge, no Key Employee is currently engaged in or has received an offer to join a business that may be competitive with the business of Apple and its Subsidiaries.

(g) Since January 1, 2021: (i) no allegations of harassment, discrimination or misconduct have been made against any (A) officer or director of Apple or any of its Subsidiaries, or (B) any employee of Apple or any of its Subsidiaries who, directly or indirectly, supervises or has managerial authority over other employees or service providers of Apple or any of its Subsidiaries, and (ii) Apple and its Subsidiaries have not entered into any settlement agreement related to allegations of harassment, discrimination or misconduct by an employee, contractor, director, officer, or other representative of Apple or any of its Subsidiaries.

(h) Neither Apple, nor any of its Subsidiaries, has been a party to a relevant transfer, and no employee of Apple or any of its Subsidiaries has transferred into employment with Apple or any of its Subsidiaries, pursuant to the Acquired Rights Directive (Council Directive no. 2001/23 dated March 12, 2001), as amended from time to time, or domestic legislation implementing such directive into the national Applicable Law of the United Kingdom or any country in the European Economic Area, or any legislation that has substantially the same effect in any country outside the United Kingdom or any country in the European Economic Area.

(i) Neither Apple nor any of its Subsidiaries participated in the United Kingdom Coronavirus Job Retention Scheme or any similar scheme, nor reduced any annual rates of base salaries or wages, annual bonus targets or amounts or commissions, nor delayed or deferred payment of any of the foregoing or implemented any workforce reductions or terminations, with a stated rationale of being in response to the impact of the COVID-19 pandemic.

(j) Neither Apple nor any of its Subsidiaries has since January 1, 2021 (i) given notice of proposed redundancies to the relevant United Kingdom Secretary of State or started consultations with a trade union under the Part IV Chapter II of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992 or failed to comply in all material respects with its obligations under Part IV Chapter II of that Act, or (ii) or been engaged in any lay-offs, furloughs, reductions in hours or employee terminations sufficient in number to trigger application of any equivalent Applicable Law (including the Worker Adjustment and Retraining Notification Act or similar law).

(k) Neither Apple nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any Labor Agreement or arrangement with, or commitment to, any labor organization, labor or trade union, works council, staff association or other organizations with respect to any employees, and from January 1, 2021 through the date of this Agreement, to the knowledge of Apple, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of Apple or any of its Subsidiaries. There are no unfair labor practice complaints pending or, to Apple’s knowledge, threatened in writing against Apple or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of Apple or any of its Subsidiaries with respect to Apple or its Subsidiaries. Since January 1, 2021 there has not been, and there is no, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Apple’s knowledge, threatened in writing against or affecting Apple or any of its Subsidiaries.

(l) No current request made pursuant to: Schedule A1 Part I of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992 for recognition of any trade union; Regulation 7 of the United Kingdom Information and Consultation of Employees Regulations 2004 to negotiate an agreement in respect of information or consultation;, has been received by Apple or any of its Subsidiaries nor, to Apple’s knowledge does any trade or labor union, works council, staff association or group of employees currently intend to submit any such request to Apple or any of its Subsidiaries.

(m) Apple and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require Apple to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

Section 4.19 Intellectual Property.

(a) Section 4.19(a) of the Apple Disclosure Schedule is a complete and accurate list, as of the date of this Agreement, of all Patents, registered Marks, registered Copyrights and registered Internet Properties, and applications for any of the foregoing, that are owned by or purported to be owned by, or that are filed or registered in the name of, Apple or any of its Subsidiaries (the “Apple Registered IP”), specifying as to each the nature of such right, any jurisdiction that has issued a registration with respect thereto or in which an application for such a registration is pending, and any applicable registration or application number.

(b) Each item of Apple Intellectual Property owned or purported to be owned by Apple or its Subsidiaries is legally, beneficially and solely owned by Apple or one of its Subsidiaries, free and clear of all Liens (other than Permitted Liens). None of the Apple Registered IP has, lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Apple Registered IP, except where Apple has made a reasonable business decision to not maintain such Apple Registered IP. All Apple Registered IP is valid and enforceable in all material respects. There is no opposition, interference, derivation, cancellation Proceeding pending or, to the knowledge of Apple, threatened against Apple or its Subsidiaries, challenging or contesting the ownership, validity, scope or enforceability of any Apple Intellectual Property that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Apple Intellectual Property and the Licensed Intellectual Property constitute all of the material Intellectual Property Rights necessary to conduct the business of Apple and its Subsidiaries as conducted as of the date of this Agreement, and as it is proposed to be conducted, including the development, manufacture, marketing, sale and commercialization of each Apple Product. Neither Apple nor any Subsidiary of Apple has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property Rights that are or were Apple Intellectual Property owned or purported to be owned by Apple or its Subsidiaries.

(d) None of the Apple Intellectual Property is subject to any Order or Proceeding pending or, to the knowledge of Apple, threatened, naming Apple or any of its Subsidiaries contesting the validity, enforceability, or use thereof, or rights thereto by or of Apple or any of its Subsidiaries that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Apple, as of the date of this Agreement, neither the operation of the business of Apple or any of its Subsidiaries nor any Apple Product materially infringes, misappropriates or otherwise violates and has not materially infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party. To the knowledge of Apple, as of the date of this Agreement no Third Party has materially infringed, misappropriated or otherwise violated any Apple Intellectual Property owned or purported to be owned by Apple or its Subsidiaries. Neither Apple nor any Subsidiary of Apple has instituted or threatened in writing to institute any Order or Proceeding against any Third Party alleging that such Third Party is infringing, misappropriating, or otherwise violating any Apple Intellectual Property or any other Intellectual Property Rights.

(e) Apple and its Subsidiaries have taken commercially reasonable steps to protect and maintain any Trade Secrets material to the operation of the business of Apple or any of its Subsidiaries, and to the knowledge of Apple, neither Apple nor any of its Subsidiaries have disclosed, or authorized the disclosure of, such Trade Secrets to any Person, other than in the ordinary course of business pursuant to a written confidentiality agreement.

(f) Apple and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200–212 and any other similar Applicable Law, with respect to any Apple Intellectual Property or an Apple Product (or the manufacture of an Apple Product (including any precursor to such product), or sale thereof).

(g) Neither Apple nor any of its Subsidiaries is party to any Contract which, as a result of the consummation of the transactions contemplated by this Agreement, would (i) grant to any Third Party any right to any Apple Intellectual Property or any Purchaser Intellectual Property or (ii) result in the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Apple Intellectual Property or any Purchaser Intellectual Property, to any Third Party. The transactions contemplated by this Agreement will not result in any material loss of, or the diminishment in value of, any Apple Intellectual Property.

(h) Apple and its Subsidiaries have obtained from all current or former employees, officers, consultants, contractors and others who have created or developed Apple Intellectual Property for or on behalf of Apple or any of its Subsidiaries, valid assignments (or, in the case of consultants and contractors, assignment or license) of such parties’ rights in such Intellectual Property Rights to Apple or one of its Subsidiaries, to the extent permitted by Applicable Law, or Apple and its Subsidiaries otherwise exclusively own such Intellectual Property Rights by operation of law. Apple and its Subsidiaries have, and enforce, a policy requiring each employee, officer, consultant, contractor or other Person that has access to any Intellectual Property Rights to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof.

Section 4.20 Privacy and Data Protection.

(a) In connection with its collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data, Apple and its Subsidiaries are and have at all times been in material compliance with all applicable Privacy Legal Requirements and Privacy Commitments.

(b) Neither Apple nor any of its Subsidiaries (i) have received any written notice alleging any violation by Apple or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of Apple, has Apple or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority, (ii) have been or are subject to any Proceedings that relate to the use of Personal Data or Apple’s or its Subsidiaries’ compliance with the Privacy Legal Requirements or the Privacy Commitments (iii) have received any written complaint by any Person since January 1, 2021 with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by Apple or any of its Subsidiaries (including any complaint which alleges that Apple or its Subsidiaries have failed to comply with an individual rights request made by a Person pursuant to their rights under the Privacy Legal Requirements).

(c) Apple and its Subsidiaries have (i) implemented and maintained commercially reasonable administrative, technical, and physical safeguards designed to ensure that Personal Data and other confidential or proprietary data in the possession or control of Apple or its Subsidiaries (collectively “Protected Data”) is protected against unauthorized access, acquisition, destruction, use, or disclosure, and loss, damage, corruption, or other misuse and such safeguards have materially conformed with applicable Privacy Commitments; and (ii) entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Apple and its Subsidiaries that obligate such persons to take reasonable measures designed to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure. To Apple’s knowledge, none of the third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Apple and its Subsidiaries have suffered any security breach that resulted in any unauthorized access to, modification of, use of, disclosure of or loss of or damage to any Personal Data processed, stored or otherwise handled on behalf of Apple or its Subsidiaries.

(d) To Apple’s knowledge, neither Apple nor its Subsidiaries have suffered a security breach that resulted in any unauthorized access to, modification of, use of, disclosure of or loss of or damage to any Personal Data processed, stored or otherwise handled on behalf of Apple or its Subsidiaries and there has been no material, persistent failure, deficiency, disruption or interruption with respect to any information technology systems of Apple or its Subsidiaries. Neither Apple or its Subsidiaries have notified, or, to Apple’s knowledge have been required to notify pursuant to the Privacy Legal Requirements or the Privacy Commitments, a Governmental Authority or any Person of a security breach.

(e) Since January 1, 2021, Apple has regularly obtained an independent data security audit, including penetration testing and vulnerability analysis, by a reputable third-party audit firm. Apple has promptly remediated all material, critical, or high-risk threats and deficiencies identified in each such assessment.

(f) Section 4.20(f) of the Apple Disclosure Schedule accurately identifies and describes: (i) all AI Technology that is under development by or for Apple or its Subsidiaries; and (ii) all AI Technology that is not licensed or sold to third parties but is used internally by Apple or its Subsidiaries.

(g) Section 4.20(g) of the Apple Disclosure Schedule accurately identifies and describes all Training Data that is material to (i) the development of the AI Technology developed and/or used by Apple or its Subsidiaries; or (ii) the ongoing operation or improvement of such AI Technology. Apple and its Subsidiaries have complied with all contractual terms applicable to any Training Data disclosed or required to be disclosed in Section 4.20(g) of the Apple Disclosure Schedule, including the end user license agreement or other terms that govern the use by Apple or its Subsidiaries of any APIs used to collect Training Data and the website terms or other terms that govern the collection and/or use by Apple or its Subsidiaries of any Scraped Dataset. No Training Data has ever contained Personal Data.

(h) For AI Technology that is used by Apple or its Subsidiaries to make (or facilitate the making of) decisions that evaluate, analyze, or predict personal aspects concerning an identified or identifiable individual’s economic situation, health, employment, personal preferences, interests, reliability, behavior, location, or movements; that have a legal, material, or similarly significant effect on an individual; or that otherwise are in a hazardous, high-risk or regulated environment (e.g., credit worthiness, insurance), Apple and its Subsidiaries (i) retain all legally relevant information pertaining to the development, deployment, testing, auditing, monitoring, and use of the AI Technology, including information that explains or could be used to explain the decisions made or facilitated by the AI Technology; and (ii) have complied with all laws, regulations, and industry standards applicable to the AI Technology, including the Privacy Legal Requirements.

(i) Apple and its Subsidiaries maintain or adhere to industry standard policies and procedures relating to the ethical, trustworthy, and responsible use and deployment of AI Technologies at and by Apple and its Subsidiaries, including policies, protocols and procedures for identifying and mitigating illicit bias in training data or in the algorithms and models used in AI Technologies. Apple and its Subsidiaries regularly audit their compliance with such policies and procedures, and there has been (i) no actual or alleged non-compliance with any such policies, protocols and procedures; (ii) no complaint, claim, investigation, proceeding or litigation alleging that training data used in the development, training, improvement or testing of any AI Technology was biased, untrustworthy or manipulated in an unethical or unscientific way, and no report, finding or impact assessment of any internal or external auditor or other third party that makes any such allegation; and (iii) no request for information or testimony from any Governmental Authority concerning any AI Technologies.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of Apple, no transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Transaction) will violate in any material respect any applicable Privacy Legal Requirement or Privacy Commitment.

Section 4.21 Properties. Section 4.21 of the Apple Disclosure Schedule sets forth a true, complete and accurate list, as of the date hereof, of any real property that Apple or any Subsidiary of Apple leases, subleases, licenses, uses or occupies and any Contract pursuant to which Apple or any Subsidiary of Apple leases, subleases, licenses, uses or occupies any real property (any such properties, the “Real Properties”, and any such Contracts, the “Leases”). Neither Apple nor any Subsidiary of Apple owns any real property. As of the date hereof, neither Apple nor any Subsidiary of Apple has subleased, licensed or otherwise granted any Person the right to use or occupy any real property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Apple or the relevant Subsidiary set forth in Section 4.21 of the Apple Disclosure Schedule has a good and valid leasehold or license interest in the Real Properties, free and clear of all Liens, except for Permitted Liens, and together with all rights necessary for the use and occupation of the Real Properties for the purpose of the business carried on by Apple and its Subsidiaries and all necessary registrations have been made and all necessary taxes and / or fees have been paid in relation to the Real Properties, (b) each Lease under which Apple or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Apple or a Subsidiary of Apple (as the case may be) and, to the knowledge of Apple, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against Apple or its Subsidiaries (as the case may be) and, to the knowledge of Apple, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Apple or any of its Subsidiaries of any of the provisions thereof), (c) neither Apple nor any of its Subsidiaries, nor, to the knowledge of Apple, any of the other parties thereto has breached, violated or committed or failed to perform any act or failed to pay any sum which (with or without notice, lapse of time or both) would constitute a default or breach (i) under any provision of any Lease, (ii) under any covenant, restriction, stipulation or other encumbrance affecting the Real Property or (iii) under Applicable Law, (d) neither Apple nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease or under any covenant, restriction, stipulation or other encumbrance affecting the Real Property, (e) neither Apple nor any of its Subsidiaries have not had occasion to make any claim or complaint in relation to any neighboring property or its use or occupation and there are no disputes, claims, actions, demands or complaints which are outstanding or which are expected in relation to any Real Property and (f) neither Apple nor any of its Subsidiaries, nor any of the other parties thereto, has served notice to exercise any right to terminate any Lease. Apple has made available to Purchaser true and complete copies of each Lease (and all documents supplemental to it) in effect as of the date hereof.

Section 4.22 Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) Apple and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits, (ii) none of Apple or any of its Subsidiaries has Released any Hazardous Substance at any real properties owned or subject to any Lease or otherwise operated by Apple or any of its Subsidiaries and (iii) since January 1, 2019, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending or, to the knowledge of Apple, threatened by any Governmental Authority or other Person alleging that Apple or any of its Subsidiaries has any liability that relates to or arises under, or has violated, any Environmental Law or Environmental Permit.

Section 4.23 FCPA; Anti-Corruption; Sanctions.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Apple, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Apple, any employee, agent or representative of Apple or any of its Subsidiaries, in each case acting on behalf of Apple or any of its Subsidiaries, has, in the last five years, in connection with the business of Apple or any of its Subsidiaries, (i) taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable), (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined in the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another Person in the course of their business dealings with Apple or any Subsidiary of Apple, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(b) None of Apple, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Apple, any employee of Apple or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of Apple, threatened civil, criminal, or administrative Proceedings, notices of violation, demand letters, settlements, or enforcement actions by any Governmental Authority, or made any voluntary disclosures to any Governmental Authority, involving Apple or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c) Apple and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect all transactions and dispositions of assets of Apple and each of its Subsidiaries in all material respects.

(d) Apple and each of its Subsidiaries has instituted and maintains policies and procedures reasonably designed to promote compliance applicable Sanctions Laws (to the extent applicable to Apple’s businesses), the FCPA and other applicable Bribery Legislation.

(e) None of Apple, any of its Subsidiaries or any of their respective directors, officers, or, to the knowledge of Apple, any employee, agent or representative of Apple or any of its Subsidiaries are: (i) an Anti-Social Group or has had any Anti-Social Relationship nor supported or been involved in the maintenance and operation of Anti-Social Group by providing any money to such Anti-Social Group or otherwise; nor (ii) a Person named on any OFAC List.

(f) None of Apple, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Apple, any of their respective employees, agents or representatives (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Person who was at that time a Sanctioned Person or in any Sanctioned Country, in each case on behalf of Apple or any of its Subsidiaries and in violation of applicable Sanctions Laws or (iii) has, in the last five years, violated any applicable Sanctions Laws, nor to the knowledge of Apple, been the subject of an investigation or allegation of such a violation.

Section 4.24 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Apple and its Subsidiaries maintain valid and enforceable insurance coverage in full force and effect with reputable insurers in such amounts and covering such risks as Apple reasonably believes, based on past experience, is adequate for the businesses and operations of Apple and its Subsidiaries, and (b) all premiums due thereunder have been paid. Neither Apple nor any Subsidiary of Apple has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with renewals or replacements of any such insurance policies or Contracts in the ordinary course of business) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.25 Transactions with Affiliates. Since January 1, 2021, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in Apple SEC Documents filed prior to the date hereof.

Section 4.26 Antitakeover Statutes and United Kingdom Takeover Code. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover laws and regulations, or any similar provision contained in the Apple Organizational Documents, applicable to the Transaction or any other transactions contemplated by this Agreement. The City Code on Takeovers and Mergers (the “Takeover Code”) does not apply to Apple, the Transaction or any other transactions contemplated by this Agreement and none of Apple, the Transaction or any other transactions contemplated by this Agreement is subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 4.27 Suppliers. Section 4.27 of the Apple Disclosure Schedule sets forth a list of the top ten suppliers of Apple and the Apple Subsidiaries based on payments made by Apple or any Apple Subsidiary during the last twelve (12) months ended December 31, 2022 (each, a “Material Supplier”). As of the date hereof, to Apple’s knowledge, neither Apple nor any Apple Subsidiary has received any written notice from any Material Supplier that such supplier shall not continue as a supplier to Apple or any Apple Subsidiary or that such supplier intends to terminate any Material Contracts with Apple or any Apple Subsidiary.

Section 4.28 Product Liabilities and Recalls. Since January 1, 2021 (a) each Apple Product has been manufactured or sold in conformity with all contractual commitments and all standard warranties, in each case, in all material respects; (b) each of Apple and its Subsidiaries has not incurred any material obligations for replacement or repair of any of its products or service offerings or other damages in connection therewith; (c) there are no existing or threatened product warranty, product liability or product recall or similar claims involving any of the Apple Products; (d) there have been no product recalls of any Apple Product; and (e) neither Apple nor any of its Subsidiaries have been denied product liability insurance coverage by a third-party insurance provider.

Section 4.29 Opinion of Financial Advisor. Guggenheim Securities, LLC (“Guggenheim Securities”), the financial advisor to Apple, has delivered to the Apple Board its opinion to the effect that, as of the date of such opinion and based upon and subject to the various factors and assumptions set forth therein, the Transaction Consideration to be delivered to the Scheme Shareholders pursuant to this Agreement are fair, from a financial point of view, to such holders. A written copy of such opinion shall be delivered promptly to Purchaser after the date of this Agreement for informational purposes only.

Section 4.30 Finders’ Fees. Except for Guggenheim Securities, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Apple or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Apple or any of its Affiliates in connection with execution of this Agreement or the transactions contemplated by this Agreement.

Section 4.31 No Other Representations and Warranties. Except for the representations and warranties made by Apple in this Article IV (as qualified by the applicable items disclosed in the Apple Disclosure Schedule in accordance with the introduction to this Article IV) and in the certificate to be delivered by Apple pursuant to Section 9.02(c), neither Apple nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Apple or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Apple or its Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Apple and its Subsidiaries disclaim any such other representations or warranties, whether made by Apple or any of its

Subsidiaries or any of their respective Affiliates or Representatives. Apple acknowledges and agrees that, except for the representations and warranties made by Purchaser in Article V and the certificate delivered by Purchaser pursuant to Section 9.03(c), neither Purchaser nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of any member of the Purchaser Group. Apple specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Purchaser and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Section 4.32 Critical Technologies. Apple has determined that, as of the date hereof none of Apple or any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops “critical technologies” as that term is defined in 31 C.F.R. § 800.215.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Apple as set forth below:

Section 5.01 Corporate Existence and Power. Purchaser is a Japanese joint stock company (kabushiki kaisha). Purchaser has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transaction prior to the End Date. Purchaser is duly qualified to do business and, where applicable, are in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transaction prior to the End Date.

Section 5.02 Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement, the CVR Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement and the Scheme of Arrangement are within the corporate powers and authority of Purchaser and have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (assuming due authorization, execution and delivery by Apple) constitutes a valid, legal and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). At the Effective Time, the CVR Agreement will be duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Rights Agent) will constitute a valid, legal and binding agreement of Purchaser enforceable against such party in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). No vote of the Purchaser shareholders or the holders of any other Equity Securities of Purchaser is necessary in connection with this Agreement and the consummation of the transactions contemplated by this Agreement and the Scheme of Arrangement.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any Regulatory Laws, including the Filings set forth on Section 4.03 of the Apple Disclosure Schedule and obtaining approval with respect thereto, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of Nasdaq, (c) compliance with the Companies Act, (d) the sanction of the Scheme of Arrangement by the Court, and (e) any other actions, Consents or Filings the absence of which would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transaction prior to the End Date.

Section 5.04 Non-contravention. Assuming compliance with the matters referred to in Section 5.03 and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Purchaser of this Agreement, the CVR Agreement and the consummation by Purchaser of the transactions contemplated hereby and thereby and by the Scheme of Arrangement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation of the Purchaser as in effect as of the date hereof (the “Purchaser Organizational Documents”), (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser or any of its Subsidiaries is entitled under, any provision of any Contract or permit binding on Purchaser or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Purchaser or any of its Subsidiaries, except, in the case of clauses (b)-(d), would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transaction prior to the End Date.

Section 5.05 Information Supplied. The information provided by and relating to the Purchaser Group to be contained in the Scheme Document Annex, the Proxy Statement (including any amendment or supplement thereto) and any other documents filed or furnished with or to the Court or the SEC in each case in connection with the Transaction will not, on the date the Scheme Document Annex and the Proxy Statement (and any amendment or supplement thereto) are first made available to Apple Shareholders in definitive form and on the date of the Scheme Meeting and the Apple GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement or the Scheme Document Annex (in each case including any amendment or supplement thereto) which were not supplied in writing by or on behalf of Purchaser or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 5.06 Litigation. There are no Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, any present or, to the knowledge of Purchaser, former officers, directors or employees of Purchaser in their respective capacities as such or any of the respective properties or assets of the Purchaser, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Purchaser to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 5.07 Finders’ Fees. Except for Goldman Sachs & Co. LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Purchaser or any of its Affiliates in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 5.08 Sufficiency of Funds. At the Effective Time, Purchaser has or will have available cash and other sources of immediately available funds sufficient to pay the aggregate Cash Consideration (including the aggregate Per ADS Cash Consideration), the Transaction Consideration, the aggregate amounts payable to holders of Apple Share Options, Apple RSUs and Apple PSUs and all other cash amounts payable pursuant to this Agreement, including any fees and expenses payable by Purchaser at the Effective Time. Purchaser expressly acknowledges and agrees that its obligations under this Agreement, including its obligations to consummate the Transaction or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 5.09 No Other Representations and Warranties. Except for the representations and warranties made by Purchaser in this Article V and in the certificate to be delivered by Purchaser pursuant to Section 9.03(c), neither Purchaser nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Purchaser or any other members of the Purchaser Group. Purchaser and each other member of the Purchaser Group disclaims any such other representations or warranties, whether made by any member of the Purchaser Group or any of their respective Affiliates or Representatives. Purchaser acknowledges and agrees that, except for the representations and warranties made by Apple in Article IV (as qualified by the applicable items disclosed in the Apple Disclosure Schedule in accordance with the introduction to Article IV) and in the certificate to be delivered by Apple pursuant to Section 9.03(c), neither Apple nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Apple or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Apple or its Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Purchaser specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Apple and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE VI

COVENANTS OF APPLE

Section 6.01 Conduct of Apple.

(a) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (w) as required by Applicable Law, (x) as set forth in Section 6.01(a) of the Apple Disclosure Schedule, (y) as required or expressly contemplated by this Agreement, or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Apple shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business in all material respects and use commercially reasonable efforts to preserve intact its business organization, keep available the services of its and their present officers and employees and maintain its existing relations and goodwill with customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations, including the maintenance and continued pursuit of full regulatory approval of the BLA for OLT-200; provided that no action by Apple or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b)(i) through 6.01(b)(xxiv) shall be deemed to be a breach of this Section 6.01(a).

(b) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (w) as required by Applicable Law, (x) as set forth in Section 6.01(b) of the Apple Disclosure Schedule, (y) as required or expressly contemplated by this Agreement, or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Apple shall not, and shall cause each of its Subsidiaries not to:

(i) adopt or propose any change to its certificate of incorporation, articles of association or other organizational or constitutional documents (whether by merger, consolidation or otherwise) (including the Apple Organizational Documents) or the Deposit Agreement;

(ii) acquire or enter into an agreement to acquire (including by merger, consolidation, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) any Person or assets, securities, business or properties, other than acquisitions of raw materials and other properties in the ordinary course of business consistent with past practice;

(iii) authorize, declare, set aside, make or pay any dividends or distributions with respect to its shares or other Equity Securities (including any Apple ADS) (whether in cash, assets, shares or other securities of Apple or any of its Subsidiaries) (other than dividends or distributions made by any wholly owned Subsidiary of Apple to Apple or to any wholly owned Subsidiary of Apple), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any of its shares or other Equity Securities;

(iv) (A) split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other Equity Securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other Equity Securities, or issue or authorize the issuance of any of its share capital or other Equity Securities or any other securities in respect of, in lieu of or in substitution for, shares of its share capital or other Equity Securities (including any Apple ADS), except for (x) the acceptance of Apple Ordinary Shares or Apple ADSs as payment of the exercise price of Apple Share Options or for withholding Taxes in respect of Apple Share Options, or (y) any such transaction involving Apple and its wholly owned Subsidiaries or only wholly owned Subsidiaries of Apple or (z) transactions required to be taken by the Depositary or Apple under the Deposit Agreement in accordance with its terms, provided that no such transaction is a consequence of any action or omission by Apple or any of its Subsidiaries that would (in the absence of this clause (z) and clause (v)(D) below) be restricted by any provision of this Section 6.01 or (B) amend any term or alter any rights of any of the outstanding Apple Ordinary Shares or other Equity Securities of Apple;

(v) issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or encumbrance of, any shares, voting securities or other Equity Securities (including any Apple ADS) in Apple or any Subsidiary of Apple or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or Equity Securities (including any Apple ADS) or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Apple Share Option under any existing Apple Stock Plan (except as otherwise provided by the terms of any Apple Employee Plan or this Agreement), other than (A) issuances or grants of Apple Ordinary Shares, Apple ADSs or other securities as required pursuant to equity awards or obligations under Apple Employee Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Apple Employee Plan in effect on the date of this Agreement, (B) sales of Apple Ordinary Shares or Apple ADSs pursuant to the exercise of Apple Share Options, settlement of Apple RSUs or Apple PSUs or exercise of options under the Apple ESPP if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Apple Share Options, Apple RSUs or Apple PSUs or exercise of options under the Apple ESPP in order to satisfy Tax withholding obligations, or (C) transactions solely between Apple and a wholly owned Subsidiary of Apple or solely between wholly owned Subsidiaries of Apple or (D) transactions required to be taken by the Depositary or Apple under the Deposit Agreement in accordance with its terms, provided that no such transaction is a consequence of any action or omission by Apple or any of its Subsidiaries that would (in the absence of this clause (D) and clause (iv)(A)(z) above) be restricted by any provision of this Section 6.01;

(vi) except as required by any Apple Employee Plan as in existence as of the date hereof or established after the date hereof not in contravention of this clause (vi), (A) materially increase the compensation or benefits payable or to become payable to any of its Executive Directors and above, (B) grant or pay or commit to grant or pay to any of its directors, executive officers or employees any bonuses (except for (i) the payment of a cash bonus in respect of the 2023 financial year, as determined in accordance with Section 8.03(e), in the event the normal bonus payment date occurs prior to the Effective Time and (ii) the payment of a cash bonus in respect of the financial year in which the Effective Time occurs, as determined in accordance with Section 8.03(g)(i)), incentive compensation, retention awards or increases in severance or termination pay, (C) establish, adopt, enter into, amend in any material respect, or terminate any collective bargaining agreement or Apple Employee Plan, (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Apple Employee Plan, (E) terminate the employment of any Executive Directors and above, other than for cause, (F) hire or promote any new Executive Directors and above, other than to replace any departed employee and provided that such hired or promoted employee is provided with compensation terms that are substantially similar to the terms of the departed employee’s employment with Apple immediately prior to his or her departure, (G) provide any funding for any rabbi trust or similar arrangement, (H) enter into or terminate a Contract or relationship with a professional employer organization, or (I) form or otherwise establish any employing entity in any country that does not currently have an employing entity;

(vii) negotiate, modify, extend, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Apple or its subsidiaries;

(viii) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(ix) liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of Apple or its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing;

(x) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among Apple and its wholly owned Subsidiaries or solely among Apple’s wholly owned Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice or (C) the extension of trade credit in the ordinary course of business consistent with past practice;

(xi) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of Apple or its Subsidiaries), except (A) dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (B) non-exclusive licenses of Apple

Intellectual Property or Apple Products entered into in the ordinary course of business, (C) pursuant to transactions solely among Apple and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Apple and (D) sales of Apple Products in the ordinary course of business consistent with past practice;

(xii) enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or grant of any license with respect to material Intellectual Property Rights, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any material Apple Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than (A) non-exclusive licenses of (x) Apple Intellectual Property (other than patents on a stand-alone basis) or (y) Apple Products, in each case entered into in the ordinary course of business consistent with past practice and (B) distribution rights for Apple Products made or entered into in the ordinary course of business;

(xiii) (A) enter into any Contract that, if entered into prior to the date hereof, would have been a Material Contract, or (B) modify, amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business consistent with past practice or termination at the end of the Contract term in accordance with the terms of the Contract) any Material Contract, or (C) waive, release or assign any rights or claims under any Material Contract;

(xiv) except in accordance with Apple’s capital budget set forth on Section 6.01(b)(xiv) of the Apple Disclosure Schedule, make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xv) waive, release, assign, compromise or settle any Proceeding (for the avoidance of doubt, including with respect to matters in which Apple or any Subsidiary of Apple is a plaintiff or defendant, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any Proceeding that is not brought by a Governmental Authority and that: (A) is for an amount not to exceed, for any such compromise or settlement individually, $500,000, or in the aggregate, $1,000,000, (B) does not impose any injunctive relief (or any other non-monetary relief) on Apple or its Subsidiaries and does not involve the admission of wrongdoing by Apple, any Subsidiary of Apple or any of their respective officers or directors, (C) does not impose any restrictions on the business or operations of Apple or Apple’s Subsidiaries and (D) does not relate to this Agreement or the Transactions;

(xvi) make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP or Applicable Law;

(xvii) make, change or revoke any Tax election, adopt or change any Tax accounting period or method of Tax accounting, amend any Tax Return, file a claim for a refund of an amount of Taxes, file any Tax Return that is inconsistent with a previously filed Tax Return of the same type for a prior taxable period, settle or compromise any liability for Taxes or any Tax Proceeding relating to an amount of Taxes, enter into any advance pricing agreement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law), request any ruling from any Taxing Authority, surrender any right to claim a refund of Taxes, assume any liability for an amount of Taxes of any other Person by contract, change its jurisdiction of Tax residence or request or otherwise agree to an extension or waiver of the statute of limitations with respect to an amount of Taxes;

(xviii) incur, assume, guarantee, endorse or otherwise become liable for, or modify the terms of, any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for the incurrence of any Indebtedness solely among Apple and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Apple;

(xix) redeem, repurchase, defease or prepay any Indebtedness for borrowed money or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), except for (A) the repayment of any Indebtedness at its scheduled maturity or expiration of the applicable term, (B) the termination and settlement of currency derivatives entered into in the ordinary course of business consistent with past practice and nor for speculative purposes in accordance with their terms and (C) solely among Apple and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Apple;

(xx) enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by Apple under Item 404 of Regulation S-K of the SEC;

(xxi) adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement with respect to any member of the Purchaser Group;

(xxii) form any Subsidiary, enter into any new line of business, abandon or discontinue any existing line of business or authorize or effect any material change to the principal business of Apple as currently conducted and as currently proposed to be conducted;

(xxiii) fail to use commercially reasonable efforts to commercialize the BLA for OLT-200; or

(xxiv) enter into any agreement, contract, commitment or arrangement to do, or adopt any resolutions approving or authorizing, or announce an intention to do, any of the foregoing.

(c) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Apple’s or any of its Subsidiaries’ businesses or operations, other than after the Closing.

Section 6.02 No Solicitation by Apple.

(a) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except as expressly provided under the terms of Section 6.02(b), Section 6.02(d) and Section 6.02(e), Apple shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, participate in, negotiate, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any such inquiry, indication of interest, proposal, offer or request or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any such inquiry, indication of interest, proposal, offer or request, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or which would reasonably be expected to lead to, an Acquisition Proposal (other than an Acceptable Confidentiality Agreement that is entered into in accordance with the terms of Section 6.02(b)), (iv) adopt, recommend or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal, (v) withhold, withdraw, qualify, amend or modify in a manner adverse to Purchaser (or publicly propose to withhold, withdraw, qualify, amend or modify in a manner adverse to Purchaser), the Apple Board Recommendation, (vi) fail to include the Apple Board Recommendation in the Proxy Statement and the Scheme Document Annex, (vii) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations inapplicable to any Acquisition Proposal, or (viii) resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(vi) or clause (viii) (to the extent relating to clauses (iv)-(vi)), a “Apple Adverse Recommendation Change”). For the avoidance of doubt, any violation of the restrictions set forth in Section 6.02 by any of Apple’s Subsidiaries or any of Apples’ or its Subsidiaries’ respective Representatives shall be a breach of Section 6.02 by Apple.

(b) Notwithstanding anything to the contrary in Section 6.02(a), if at any time prior to the receipt of the Apple Shareholder Approvals (the “Apple Approval Time”), the Apple Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that was unsolicited and that did not result from a material breach of Section 6.02(a), the Apple Board, directly or indirectly through its Representatives, may, if the Apple Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, subject to compliance with Section 6.02(c), (A) engage in negotiations or discussions with the Third Party that made the Acquisition Proposal and its Representatives and financing sources and (B) furnish to such Third Party and its Representatives and financing sources information relating to Apple or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent Apple from complying with its obligation to provide disclosure to Purchaser pursuant to this Section 6.02 and (2) contains provisions that, in each case, are not materially less favorable to Apple than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions) (such a confidentiality agreement, an “Acceptable Confidentiality Agreement”), a copy of which Acceptable Confidentiality Agreement shall be provided to Purchaser promptly after its execution; provided, that all such information (to the extent that such information is non-public and has not been previously provided or made available to Purchaser) is provided or made available to Purchaser, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party.

(c) Apple shall notify Purchaser as promptly as practicable (but in no event later than 24 hours) after receipt by Apple or any of its Subsidiaries or, to the knowledge of Apple, any of its or their Representatives of any Acquisition Proposal, any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal or any request for information relating to Apple or any of its Subsidiaries in connection with any such Acquisition Proposal or such inquiry, indication of interest, proposal or offer, which notice shall be provided in writing and shall (x) identify the Person(s) making any such Acquisition Proposal, inquiry, indication of interest, proposal offer or request, (y) include a summary of the material terms and conditions of any such Acquisition Proposal, inquiry, indication of interest, proposal offer or request and (z) attach an unredacted copy of any written Acquisition Proposal. Apple shall thereafter (i) keep Purchaser reasonably informed, on a reasonably current basis, of any material developments (including material oral communications relating to the terms and conditions of any Acquisition Proposal) or changes in (or amendments to) the status or details (including any changes to the type and amount of consideration) of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Purchaser unredacted copies of any written proposals, indications of interest, draft agreements and other written materials relating to the financial terms or other material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request exchanged between Apple or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request or any of its Affiliates or its or their Representatives. Apple shall notify Purchaser as promptly as practicable (but in no event later than 24 hours) if it enters into discussions or negotiations concerning, or provides non-public information relating to, such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

(d) Anything in Section 6.02(a) to the contrary notwithstanding, prior to the Apple Approval Time, if the Apple Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that was unsolicited and that did not result from a material breach of Section 6.02(a) and the Apple Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law, the Apple Board may, subject to compliance with this Section 6.02(d), (i) make an Apple Adverse Recommendation Change with respect to such Superior Proposal or (ii) terminate this Agreement in accordance with Section 10.01(d)(ii); provided, that (A) Apple shall first notify Purchaser in writing, at least four Business Days before taking such action, that Apple intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to Apple) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Acquisition Proposal), (B) Apple and its Representatives shall negotiate in good faith with Purchaser and its Representatives during such four Business Day notice period, to the extent

Purchaser wishes to negotiate, and make itself reasonably available to negotiate, to enable Purchaser to propose revisions to the terms of this Agreement and the CVR Agreement, (C) upon the end of such notice period, the Apple Board shall have considered in good faith any revisions to the terms of this Agreement and the CVR Agreement committed to in a binding written proposal by Purchaser, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Purchaser were to be given effect and that the failure to take such action in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under Applicable Law and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Superior Proposal, Apple shall, in each case, have delivered to Purchaser an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be two Business Days (instead of four Business Days), during which time Apple shall be required to comply with the requirements of this Section 6.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

(e) Anything in Section 6.02(a) to the contrary notwithstanding, at any time prior to Apple Approval Time, the Apple Board may make an Apple Adverse Recommendation Change of the type described in clauses (v), (vi) or (ix) (to the extent relating to the foregoing clauses (v) or (vi)) of the definition thereof, in response to an Intervening Event, if the Apple Board determines in good faith, after consultation with its financial advisors and outside legal counsel that the failure to make such Apple Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) Apple shall first notify Purchaser in writing, at least four Business Days before taking such action, that Apple intends to take such action, which notice shall include a reasonably detailed description of such Intervening Event (including the facts and circumstances providing the basis for the determination by the Apple Board to effect such Apple Adverse Recommendation Change), (ii) Apple and its Representatives shall negotiate in good faith with Purchaser and its Representatives during such four Business Day period, to the extent Purchaser wishes to negotiate, and make itself reasonably available to negotiate, to enable Purchaser to propose revisions to the terms of this Agreement and the CVR Agreement, (iii) Apple and its Representatives shall provide to Purchaser and its Representatives all applicable information with respect to such Intervening Event reasonably requested by Purchaser to permit it to propose revisions to the terms of this Agreement and the CVR Agreement, and (iv) upon the end of such notice period, the Apple Board shall have considered in good faith any such revisions to the terms of this Agreement and the CVR Agreement committed to in a binding written proposal by Purchaser, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such Apple Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under Applicable Law if such revisions proposed by Purchaser were to be given effect.

(f) Apple shall, and shall cause its Subsidiaries to, and shall cause its and its Subsidiaries’ Representatives to, (i) cease immediately any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Acquisition Proposal or with respect to any indication, proposal, request or inquiry that would reasonably be expected to lead to an Acquisition Proposal, (ii) promptly (and in any event within two (2) Business Days of the date hereof) instruct any such Third Party (and any of its Representatives) in possession of confidential information about Apple or any of its Subsidiaries that was furnished by or on behalf of Apple in connection with such discussions or negotiations to return or destroy all such information promptly after the date hereof in accordance with the relevant confidentiality agreement between Apple and such Third Party, and (iii) terminate the access of each such Third Party and its Representatives to any physical or electronic data room. Apple shall enforce, and not waive, terminate or modify without Purchaser’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement (other than in the Confidentiality Agreement), unless the Apple Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

(g) Nothing contained in this Section 6.02 shall prevent the Apple Board from (i) taking and disclosing to the Apple Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, (ii) making any required disclosure to the Apple Shareholders if the Apple Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (iii) making any “stop, look and listen” communication to Apple Shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act; provided, that in the case of any of (i),(ii) or (iii), any such action or disclosure that would constitute an Apple Adverse Recommendation Change may only be made in compliance with the foregoing provisions of this Section 6.02, or (iv) making honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law.

Section 6.03 Transaction Litigation. Apple shall promptly (and in any event, within 48 hours) notify Purchaser of any shareholder demands or Proceedings (including derivative claims) commenced against Apple, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) and shall keep Purchaser informed on a prompt and timely basis with respect to the status thereof, including by promptly furnishing to Purchaser and its Representatives such information relating to such litigation as may reasonably be requested to the extent that the attorney-client privilege or any other applicable privilege is not waived, undermined, or otherwise adversely affected; provided, that in the case where delivery of such information would cause the attorney-client privilege or any other applicable privilege to be waived, undermined, or otherwise adversely affected, Apple shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements. Apple shall give Purchaser the opportunity to participate, at Purchaser’s expense, in (but not control) the defense or settlement of any such Transaction Litigation and reasonably cooperate with Purchaser in conducting the defense or settlement of such Transaction Litigation, and no such settlement shall be agreed without Purchaser’s prior written consent. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.03 and Section 6.01 or Section 8.02, the provisions of this Section 6.03 shall control.

Section 6.04 Section 16 Matters. Prior to the Effective Time, Apple shall take all such steps as may be reasonably necessary or appropriate (to the extent permitted under Applicable Law) to cause any dispositions of Apple Ordinary Shares or Apple ADSs (including derivative securities with respect to Apple Ordinary Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 6.05 Takeover Statutes. Apple shall (a) take all action within its control necessary, if any, so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations, or any similar provision of the Apple Organizational Documents, is or becomes applicable to the Transaction or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Transaction or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions within its control as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation or provision on the transactions contemplated hereby. Apple shall not take (or omit to take) any action that would reasonably be expected to result in (i) the Takeover Code applying to Apple, the Transaction or any other transactions contemplated by this Agreement or (ii) the Transaction or any other transactions contemplated by this Agreement becoming subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 6.06 Access to Information.

(a) All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement.

(b) On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the Effective Time or the valid termination of this Agreement, Apple shall, and shall cause its Subsidiaries to, afford to each member of the Purchaser Group and their Representatives reasonable access to Apple’s and its Subsidiaries’ properties, offices, personnel, Contracts, books, records and all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 6.02, to any Acquisition Proposal), in each case, as any member of the Purchaser Group or its relevant Representatives (as applicable) reasonably requests in anticipation or furtherance of the consummation of the transactions contemplated hereby (including for integration planning) and in a manner so as to not unreasonably interfere with the normal business operations of Apple or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, Apple shall instruct its pertinent Representatives to reasonably cooperate with the Purchaser Group in their review of any such information provided or made available pursuant to the immediately preceding sentence.

(c) Anything to the contrary in Section 6.06(b) notwithstanding, Apple and its Subsidiaries shall not be required to provide such access or disclosure of information if it (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (ii) would contravene any Applicable Law or confidentiality agreement with a third party entered into prior to the date hereof, (iii) would result in the disclosure of any valuations of Apple in connection with the transactions contemplated by this Agreement or in connection with any other strategic alternatives or (iv) would be for the purpose of disclosure of such information in any Proceeding between the Parties; provided, that, in the case of clauses (i), (ii), and (iii), Apple shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including (x) obtaining any required consent from any Third Party and (y) redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date of this Agreement and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns) and to provide such information as to the applicable matter as can be conveyed.

(d) Anything to the contrary in this Section 6.06 notwithstanding, nothing in this Section 6.06 shall be construed to require Apple, any of its Subsidiaries or any of their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available.

ARTICLE VII

COVENANTS OF PURCHASER

Section 7.01 Director and Officer Liability.

(a) Purchaser, Apple and Apple’s Subsidiaries agree that all rights to exculpation, indemnification and advancement of expenses for acts, errors or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of this Agreement in favor of the current or former directors and officers of Apple or its Subsidiaries as provided in their respective articles of association or other organizational documents or in any agreement or deed of indemnity (set forth in Section 7.01 of the Apple Disclosure Schedule) shall survive the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, to the fullest extent permitted under Applicable Law, Purchaser (x) shall and shall cause Apple and its Subsidiaries to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of Apple and its Subsidiaries in effect as at the date of this Agreement or in any indemnification agreements or deed of indemnity of Apple or its Subsidiaries with any of their respective current or former directors or officers in effect as at the date of this Agreement (and set forth in Section 7.01 of the Apple Disclosure Schedule) to the fullest extent permitted under Applicable Law, and (y) shall not permit Apple or any of its Subsidiaries to amend, repeal or otherwise modify any such provisions or any such indemnification agreements or deeds or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Apple or its Subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Apple or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such six-year period after the Effective Time shall continue until the disposition of such Proceeding or resolution of such claim. Following the Closing Purchaser shall cause Apple to comply with the terms of this Section 7.01(a).

(b) Purchaser shall (and shall cause Apple and its Subsidiaries to) indemnify and hold harmless each current or former director or officer of Apple or any of its Subsidiaries or each person who has served as a manager, director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Apple or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case to the fullest extent permitted under Applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking if required by Applicable Law and the Apple Organizational Documents, as applicable, to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding, arising out of, relating to or in connection with any act, error or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts, errors or omissions in connection with (x) such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of Apple or (y) any of the transactions contemplated by this Agreement).

(c) For a period of six years from the Effective Time, Purchaser shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by Apple and its Subsidiaries with respect to acts, errors or omissions occurring or alleged to have occurred at or before the Effective Time (provided that Purchaser may substitute these for policies with insurer with at least the same or better credit ratings to the existing insurers of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the insureds); provided, however, that Purchaser shall not be required to pay annual premiums in excess of 300% of the premium set forth in Section 7.01(c) of the Apple Disclosure Schedule (the “Maximum Amount”), but in such case where the quoted premium exceeds the Maximum Amount, it shall purchase as much coverage as reasonably practicable for the Maximum Amount. If Apple elects, then Apple may, prior to the Effective Time, purchase six-year prepaid “tail policy” coverage (“Tail Coverage”) providing insurance coverage, limits, benefits and terms no less favorable to the Indemnified Parties than the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in place immediately prior to the Effective Time with respect to acts, errors or omissions occurring or alleged to have occurred at or prior to the Effective Time; provided that (i) in no event shall the cost of such Tail Coverage exceed the Maximum Amount (it being understood and agreed that Apple shall, where the quoted premium for the Tail Coverage exceeds the Maximum Amount, purchase as much coverage as reasonably practicable for the Maximum Amount), (ii) to the extent that a written proposal evidencing such Tail Coverage is not provided to Purchaser within ten (10) Business Days prior to the Effective Time, Purchaser shall have the right to purchase such Tail Coverage prior to the Effective Time, and (iii) if such Tail Coverage is purchased by Apple or Purchaser, as applicable, there shall be no further obligations under the first sentence of this Section 7.01(c); provided that Purchaser shall, and shall cause Apple and its Subsidiaries to, maintain the Tail Coverage in full force and effect, and continue to honor the obligations thereunder and shall use all commercially reasonable efforts to seek recovery for any claims under such Tail Coverage.

(d) In the event that after the Effective Time (i) Purchaser, Apple or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Purchaser or any of its respective successors or assigns dissolves Apple, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or Apple, as applicable, shall assume all of the obligations thereof set forth in this Section 7.01.

(e) The obligations of Purchaser under this Section 7.01 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 7.01 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 7.01 applies shall be third-party beneficiaries of this Section 7.01, and (ii) this Section 7.01 shall survive consummation of the Transaction and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Purchaser and its successors and assigns.

Section 7.02 CVR Agreement. At or prior to the Effective Time, Purchaser shall authorize and duly adopt, execute and deliver, and will ensure that a duly qualified Rights Agent executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent and/or the Depositary (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). Purchaser and Apple shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the 1933 Act, the 1934 Act or any applicable state securities or “blue sky” laws.

ARTICLE VIII

COVENANTS OF APPLE AND PURCHASER

Section 8.01 Notices of Certain Events. Apple shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Apple, (i) of any notice or other communication received by such Party from any Governmental Authority or from any other Person alleging that the consent of such Person is or may be required in connection with the Transaction, the Scheme of Arrangement, the CVR Agreement or the other transactions contemplated by this Agreement, if the failure of such Party to obtain such consent could be material to Apple or Purchaser (including to Purchaser following the Closing), (ii) of any legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries in connection with the Transaction, the Scheme of Arrangement, the CVR Agreement or the other transactions contemplated by this Agreement or (iii) of becoming aware of the occurrence of an event that (y) would reasonably be expected to prevent or delay beyond the End Date the consummation of the Transaction or (z) would reasonably be expected to result in any of the conditions set forth in

Article IX not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 8.01 shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Apple Disclosure Schedule or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice, in and of itself, shall not affect any of the conditions set forth in Article IX or give rise to any right to terminate under Article X.

Section 8.02 Filings, Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of Apple and Purchaser shall (and each shall cause its Subsidiaries to) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transaction and other transactions contemplated hereby as promptly as reasonably practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Transaction and the other transactions contemplated hereby, (ii) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transaction or other transactions contemplated hereby, and to comply with the terms and conditions of each such Consent (including by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to any applicable Regulatory Laws), (iii) cooperating with the other Party in its efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Transaction or the other transactions contemplated hereby and (iv) using reasonable best efforts to (A) defend any lawsuit or other legal Proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Transaction or any of the other transactions contemplated hereby and (B) contest any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Transaction or any of the other transactions contemplated hereby. This Section 8.02 shall not apply with respect to Filings with or the Consents of the Court to implement the Scheme of Arrangement, which are dealt with in Article III.

(b) Purchaser shall have the right to direct, devise and implement the strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Regulatory Law. Purchaser shall consult with Apple in a reasonable manner and consider in good faith the views and comments of Apple in connection with the foregoing.

(c) In furtherance and not in limitation of the foregoing, each of Apple and Purchaser shall, and each shall cause its Subsidiaries to, (x) make all Filings set forth on Section 4.03 of the Apple Disclosure Schedule as promptly as practicable, and in any event within fifteen (15) Business Days after, the execution of this Agreement, and (y) as promptly as practicable following the date of this Agreement, make all Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Transaction and the other transactions contemplated hereby. In the event that

Apple or Purchaser receives a request for information or documentary material pursuant to any Regulatory Law (a “Second Request”), each shall, and shall cause its respective Subsidiaries to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Transaction or any of the other transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process. Neither Party, nor any of its Subsidiaries, shall extend any waiting period under any Regulatory Law (by pull and refile or otherwise) or enter into any agreement with any Governmental Authority not to consummate (or delay the consummation of) the transactions contemplated by this Agreement without the prior written consent of the other Party.

(d) Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of Apple and Purchaser shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 8.02, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Transaction and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other Party of, and providing the other Party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other Party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other Party and such other Party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other Party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other Party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other Party in exchanging such information and providing such other assistance as the other Party may reasonably request in connection with this Section 8.02. Apple, Purchaser or their respective Representatives shall notify and consult with the other in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing or other inquiry regarding the Transaction or any of the other transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other to participate. Purchaser and Apple may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Apple, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of or future plans for Purchaser or Apple, as applicable, or the Transaction, (ii) as necessary to comply with contractual obligations or Applicable Law and (iii) as necessary to address reasonable privilege concerns.

(e) Notwithstanding anything in this Section 8.02 to the contrary, neither Purchaser nor any of its Subsidiaries shall have any obligation or be required to (and Apple and its Subsidiaries shall not without the prior written consent of Purchaser) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (i) the sale, license, assignment, transfer, divestiture, holding separate or other disposition of any assets, business or portion of business of Apple, Purchaser or any Subsidiary thereof or (ii) any conduct of business restrictions, including the imposition of any restriction, requirement or limitation on the operation of the business or portion of the business of Apple, Purchaser or any Subsidiary thereof; provided, however, that, if requested by Purchaser, Apple or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such items; provided, further, that in no event will Apple or any of its Subsidiaries be required to effect any such items that is not conditioned upon the Closing occurring.

(f) Between the date of this Agreement and the Effective Time, neither Purchaser nor Apple shall engage in, or permit any of their respective Subsidiaries or controlled Affiliates to engage in, any merger or acquisition, including any business combinations, asset acquisitions or sales, consolidations, mergers, stock acquisitions or sales, joint ventures, collaborations, licensing or other strategic transactions, that would, individually or in the aggregate, reasonably be expected to prevent, delay or impair the consummation of the Transaction by the End Date.

Section 8.03 Employee Matters.

(a) Effective as of the Effective Time and for a period of twelve (12) months thereafter, Purchaser shall provide, or shall cause Apple to provide, to employees of Apple or any Apple Subsidiary who continue to be employed by Purchaser or Apple or any Apple Subsidiary (the “Continuing Employees”), (i) base salary or wages or target annual bonus opportunity that is not less than the base salary or wages provided to such Continuing Employee immediately prior to the Effective Time and(ii) employee benefits (excluding any equity or equity-based incentive compensation, defined benefit pension, post-employment or retiree health and welfare benefits (collectively, the “Excluded Benefits”)) that are no less favorable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to the Continuing Employees immediately prior to the Effective Time.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall, subject to Applicable Law and applicable tax qualification requirements, be credited with his or her years of service with Apple and its Subsidiaries and their respective predecessors before the Effective Time; provided, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as the Apple Employee Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Purchaser or its applicable Subsidiary shall use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (B) Purchaser and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Unless Purchaser provides written notice to Apple at least 10 Business Days prior to the Effective Time directing otherwise, Apple shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Purchaser does not deliver to Apple such written notice, Apple shall provide Purchaser with evidence reasonably satisfactory to Purchaser that such 401(k) plan(s) have been terminated pursuant to resolution of the Apple Board at least two Business Days prior to the day on which the Effective Time occurs; provided, that prior to terminating Apple’s 401(k) plan(s), Apple shall provide Purchaser with the form and substance of any applicable resolutions for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Apple 401(k) plan(s) is terminated pursuant to this Section 8.03(c), then as soon as practicable following the 401(k) Termination Date, Purchaser shall permit all Continuing Employees who were eligible to participate in the Apple 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Purchaser’s or any of its Subsidiaries’ 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Apple 401(k) plan(s), including any outstanding participant loans, to Purchaser’s or any of its Subsidiaries’ 401(k) plan, except to the extent that accepting such transfers would adversely affect the tax-qualified status of Purchaser’s or its Subsidiaries’ 401(k) plan or as may be prohibited by Purchaser’s or its Subsidiaries’ 401(k) plan.

(d) Purchaser shall, and shall cause its Affiliates to, assume and honor in accordance with their terms (i) all severance, change in control and separation pay plans, agreements and arrangements, and (ii) all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein), in each case of clauses (i) and (ii), that are set forth on Section 8.03(d) of the Apple Disclosure Schedule and in effect immediately prior to the Effective Time. Purchaser hereby acknowledges that the consummation of the Transaction constitutes a “change of control”, a “change in control” or a “sale event” (or a term of similar import) for purposes of any Apple Employee Plan that contains a definition of “change of control”, a “change in control” or a “sale event” (or a term of similar import), as applicable.

(e) Bonus determinations for any financial year completed before the Effective Time will be undertaken by the Apple Board or the appropriate committee of the Apple Board in accordance with the rules of the applicable plan, and Apple shall pay, or cause to be paid, to each employee of Apple and any Apple Subsidiary such bonuses; provided that the amount of bonus to be paid shall not exceed the amounts as set forth on Section 8.03(e) of the Apple Disclosure Schedule.

(f) As of the Effective Time, the Purchaser shall or shall cause Apple to, assume or retain, as the case may be, all obligations of Apple and its subsidiaries for the accrued and unused vacation and paid time off of the Continuing Employees. Continuing Employees shall be permitted to use such accrued and unused vacation and paid time off in accordance with Apple’s or a Subsidiary’s (as applicable) policies and procedures as may be in effect from time to time.

(g) For the financial year in which the Effective Time occurs: (i) bonus determinations for the period from the start of the financial year up to and including the Effective Time will be undertaken by the Apple Board or the appropriate committee of the Apple Board on or prior to the Effective Time in accordance with the rules of the applicable plan, on a pro-rated basis, and Apple shall pay, or cause to be paid, to each employee of Apple and any Apple Subsidiary who remains employed as of the Effective Time, such bonuses as soon as reasonably practicable following the Effective Time; provided that the amount of bonus to be paid under each applicable plan will not exceed the level of bonus for each such employee as set forth on Section 8.03(g)(i) of the Apple Disclosure Schedule; and (ii) bonus determinations for the period from the Effective Time to the end of the financial year in which the Effective Time occurs will be undertaken, based on the annual bonus measures set forth on Section 8.03(g)(ii) of the Apple Disclosure Schedule, by Apple shortly after the end of the financial year on a pro-rated basis, and Apple shall pay, or cause to be paid, to each employee or former employee of Apple and any Apple Subsidiary, such bonuses on the normal bonus payment date.

(h) At or prior to the Closing, Purchaser shall establish a cash retention pool in the aggregate amount set forth on Section 8.03(h) of the Apple Disclosure Schedule (the “Retention Pool”) to be allocated among the Continuing Employees set forth on Section 8.03(h) of the Apple Disclosure Schedule (each, a “Retention Award”). The vesting of each Retention Award shall be subject to the forfeiture and vesting conditions set forth on Section 8.03(h) of the Apple Disclosure Schedule.

(i) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Purchaser or any Affiliate of Purchaser, or shall interfere with or restrict in any way the rights of Purchaser or any Affiliate of Purchaser, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Purchaser, Apple or any Affiliate of Purchaser and the Continuing Employee (including, without limitation, any written employment agreement between a Continuing Employee and Apple that provides for severance) or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.03 shall (i) be deemed or construed to be an amendment or other modification of any Apple Employee Plan or employee benefit plan of Purchaser or (ii) create any third party rights in any current or former employee or other service provider of Apple or its Affiliates (or any beneficiaries or dependents thereof).

Section 8.04 Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by Apple and Purchaser prior to the execution of this Agreement. Following such initial press release, neither Purchaser nor Apple, without the prior written consent of the other, shall issue any additional press release, make any other public statement or schedule any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which event, the applicable Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided, that the restrictions set forth in this Section 8.04 shall not apply to any release or public statement (a) in connection with an Acquisition Proposal or an Apple Adverse Recommendation Change and matters related thereto (but only in accordance with Section 6.02), (b) in connection with any dispute between the Parties regarding this Agreement, the Transaction or the other transactions contemplated hereby or (c) to the extent the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by Apple and/or Purchaser in compliance with this Section 8.04.

Section 8.05 Stock Exchange Delisting. Each of Apple and Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist each Apple ADS from the Nasdaq and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the Effective Time.

Section 8.06 Switching. Purchaser may not elect to implement the acquisition of the entire issued share capital of Apple as contemplated by this Agreement by means of a takeover offer within the meaning of Section 974 of the Companies Act at any time without Apple’s prior written consent.

Section 8.07 Tax Matters.

(a) Apple and Purchaser shall (and shall, in the case of Apple, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of Purchaser, procure that any other member of the Purchaser Group and its and their respective Representatives shall) provide such assistance and information as the other Party may reasonably request in connection with any matters relating to Tax in respect of the transactions contemplated by this Agreement, including in respect of any Tax clearances or Consents that the other Party may consider necessary or desirable in connection with the transactions contemplated by this Agreement (including in connection with any UK stamp duty or stamp duty reserve tax). Apple shall, as soon as reasonably practicable after the date hereof, apply for confirmation from His Majesty’s Revenue & Customs that the Court Order is not subject to United Kingdom stamp duty or stamp duty reserve tax. For the avoidance of doubt, failure to obtain such confirmation shall not constitute a breach of Apple’s obligations under this Agreement.

(b) Neither the Purchaser nor any of its Affiliates shall make any election under Sections 338 or 336 of the Code (or any similar provision under state, local, or non-U.S. law) with respect to the acquisition of Apple and its Subsidiaries.

(c) Following the Closing, the Purchaser shall, or shall cause Apple to, promptly make available to Apple Shareholders the information necessary for any U.S. shareholder to make a “Qualified Electing Fund” election pursuant to Section 1295 of the Code with respect to the taxable year that includes the Closing Date and Purchaser shall cause Apple to comply with any reporting or other requirements incidental to such election.

Section 8.08 Treatment of Apple Indebtedness. Apple shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions required to facilitate on or prior to the Closing Date the termination of all commitments outstanding under the Credit Agreement, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of guarantees in connection therewith. In furtherance and not in limitation of the foregoing, Apple shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver to Purchaser (A) at least five (5) Business Days prior to the Closing Date a draft payoff letter and (B) at least two (2) Business Days prior to the Closing Date, executed payoff letter, in each case, with respect to the Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of Apple and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter on or prior to the Closing Date, be released and terminated.

ARTICLE IX

CONDITIONS TO THE TRANSACTION

Section 9.01 Conditions to the Obligations of Each Party. The obligations of Apple and Purchaser to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

(a) the Apple Shareholder Approvals shall have been obtained;

(b) the Scheme of Arrangement shall have been sanctioned by the Court;

(c) (i) no Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and (ii) no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

(d) all required Consents and expirations or terminations of waiting periods (as applicable) under each Regulatory Law specifically set forth on Section 4.03 of the Apple Disclosure Schedule shall have been obtained or shall have occurred (as applicable).

Section 9.02 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Purchaser) of the following further conditions:

(a) Apple shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the Closing;

(b) (i) the representations and warranties of Apple contained in Section 4.01, Section 4.02, Section 4.05 (other than Section 4.05(a)), Section 4.06(b), Section 4.26, Section 4.29 and Section 4.30 (A) in the case of any such representations and warranties that are qualified by materiality or Material Adverse Effect in the text thereof, shall be true and correct in all respects, and (B) in the case of any such representations and warranties that are not so qualified, shall be true and correct in all material respects, in the case of each of clauses (A) and (B), at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Apple contained in Section 4.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of Apple contained in Section 4.09(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Apple contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(c) Purchaser shall have received a certificate from an executive officer of Apple confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b).

Section 9.03 Conditions to the Obligations of Apple. The obligation of Apple to consummate the Transaction is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Apple) of the following further conditions:

(a) Purchaser shall have performed, in all material respects, all of its obligations hereunder required to be performed by Purchaser at or prior to the Closing;

(b) The representations and warranties of Purchaser set forth in Article V (disregarding all qualifications and exceptions contained therein relating to materiality) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transaction prior to the End Date;

(c) Apple shall have received a certificate from an executive officer of Purchaser confirming, on behalf of Purchaser, the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b); and

(d) The CVR Agreement shall have been executed by Purchaser and the Rights Agent and shall be in full force and effect.

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Transaction and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Apple Shareholder Approvals):

(a) by mutual written agreement of Apple and Purchaser; or

(b) by either Apple or Purchaser if:

(i) the Transaction has not been consummated on or before 11:59 p.m. Eastern time on April 30, 2024 (the “End Date”), subject to Section 4.03 of the Apple Disclosure Schedule; provided, that if the condition set forth in Section 9.01(b) is satisfied less than four Business Days before the End Date, the End Date shall be automatically extended to the date that is four Business Days following such scheduled End Date; provided, further, the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of the failure of the Transaction to be consummated by the End Date;

(ii) a court or other Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of such Order;

(iii) if the Scheme Meeting or the Apple GM (including, in each case, any postponements or adjournments thereof) shall have been completed and any Apple Shareholder Approval voted on at such meeting shall not have been obtained; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement has been the direct cause of the failure to obtain the Apple Shareholder Approval;

(iv) if the Court declines or refuses to sanction the Scheme of Arrangement; provided that if an appeal has been submitted by either Purchaser or Apple in respect of any such decline or refusal, the right to terminate this Agreement pursuant to this Section 10.01(b)(iv) may not be exercised until such appeal has been denied in a final determination; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(iv) shall not be available to any Party whose breach of any provision of this Agreement has been the direct cause of such decline or refusal; or

(c) by Purchaser:

(i) if (A) an Apple Adverse Recommendation Change shall have occurred, (B) following the commencement of a tender or exchange offer subject to Regulation 14D under the 1934 Act relating to the Apple Ordinary Shares or Apple ADSs by a Third Party, the Apple Board (i) states that it recommends such tender or exchange offer, (ii) expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the 1934 Act) with respect to such tender or exchange offer, or (iii) fails to reaffirm the Apple Board Recommendation, in each case within 10 Business Days after the commencement of such takeover, tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the 1934 Act (or, if earlier, five Business Days prior to the Scheme Meeting or the Apple GM), (C) any Acquisition Proposal (other than an Acquisition Proposal in the circumstances described in clause (B) above) has been made public and the Apple Board fails to (i) publicly affirm the Apple Board Recommendation and (ii) recommend that the holders of Apple Ordinary Shares and Apple ADSs reject such Acquisition Proposal, in each case within five Business Days upon receipt of a written request from Purchaser to do so or, if earlier, prior to the Scheme Meeting or the Apple GM, or (D) a Willful Breach by Apple of Section 6.02 shall have occurred;

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Apple set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Apple within the earlier of (x) 30 days following written notice to Apple from Purchaser of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(ii) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Purchaser would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied; or

(d) by Apple:

(i) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Purchaser within the earlier of (x) 30 days following written notice to Purchaser from Apple of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this

Section 10.01(d)(i) if Apple is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Apple would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied; or

(ii) prior to the Apple Approval Time, if (A) the Apple Board shall have authorized the termination of this Agreement in accordance with the terms set forth in Section 6.02 in order to enter into a definitive agreement providing for a Superior Proposal and (B) substantially concurrently with such termination, Apple enters into such definitive agreement; provided, that, at or prior to, and as a condition to the effectiveness of, such termination, Apple pays, or causes to be paid to, Purchaser (or its designee) the Termination Fee pursuant to Section 10.03(a).

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party, which notice shall specify the relevant section and subsection of this Agreement pursuant to which such termination is made.

Section 10.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability (except as provided in Section 10.03) of any Party (or any of its Affiliates or its or their respective shareholders, as applicable, or Representatives) to the other Party hereto; provided, that neither Purchaser nor Apple shall be released from any liabilities or damages arising out of fraud with respect to the representations and warranties set forth in this Agreement or any Willful Breach prior to such termination. This Section 10.02, Section 10.03, Article XI (other than Section 11.12, except to the extent that Section 11.12 relates to the specific performance of the provisions of this Agreement that survive termination) and Annex A (to the extent related to the foregoing) shall survive any termination of this Agreement. In addition, the termination of this Agreement shall not affect the respective obligations of Apple and Purchaser under the Confidentiality Agreement.

Section 10.03 Termination Payment.

(a)

(i) If this Agreement is terminated pursuant to (y) Section 10.01(c)(i) or (z) Section 10.01(d)(ii) (or is terminated pursuant to another provision at a time that it is terminable pursuant to any such provision in the foregoing clauses (y)-(z)), or

(ii) this Agreement is terminated by Purchaser or Apple pursuant to Section 10.01(b)(i) or Purchaser pursuant to Section 10.01(c)(ii); provided, in the case of this clause (ii), that (A) after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been made to the Apple Board or Apple’s management or have been publicly announced or made publicly known and shall not have been publicly withdrawn without qualification at least four Business Days prior to such termination and (B) within 12 months of the date this Agreement is so terminated, (x) a definitive agreement providing for an Acquisition Proposal is entered into, or (y) an Acquisition Proposal is consummated (in either case of (x) and (y), whether or not the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of this

Section 10.03(a)(ii), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then, in either the case of clause (i) or clause (ii) of this Section 10.03(a), Apple shall pay, or cause to be paid, to Purchaser (or its designee), in cash, a payment in an amount equal to $3,860,000 (the “Ordinary Termination Fee”) (x) in the case of Section 10.03(a)(i), at or prior to, and as a condition to the effectiveness of, the termination of this Agreement in the case of a termination by Apple or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination by Purchaser and (y) in the case of Section 10.03(a)(ii), at or prior to the first to occur of (1) the entry into a definitive agreement providing for an Acquisition Proposal referred to therein and (2) the consummation of an Acquisition Proposal referred to therein.

(iii) If this Agreement is terminated pursuant to (y) Section 10.01(b)(iii) or (z) Section 10.01(b)(iv), or is terminated pursuant to another provision at a time that it is terminable pursuant to any such provision in the foregoing clauses (y)-(z), then Apple shall pay, or cause to be paid, to Purchaser (or its designee), in cash, a payment in an amount equal to $3,000,000 (the “No-Vote Termination Fee”).

(b) Any payment of the Termination Fee shall be made by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Purchaser.

(c) The Parties agree and understand that in no event shall Apple be required to pay the Termination Fee on more than one occasion. The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty and that Apple will not be entitled to argue that the Termination Fee is unenforceable or should be reduced in any manner. Accordingly, if Apple fails to promptly pay any Termination Fee due pursuant to this Section 10.03, Apple shall also pay any reasonable and documented out-of-pocket costs and expenses (together with any irrecoverable VAT incurred thereon, and including reasonable and documented legal fees and expenses) incurred by Purchaser in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Apple. Any Termination Fee not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date such payment was due. Other than in the case of fraud with respect to the representations and warranties set forth in this Agreement or Willful Breach, the amounts payable by Apple pursuant to Section 10.03(a), together with any amounts payable pursuant to this Section 10.03(c), shall be the sole and exclusive monetary remedy of the Purchaser Group and their Affiliates and Representatives, in the event of a termination of this Agreement in connection with which the Termination Fee is payable by Apple pursuant to Section 10.03(a) and the Termination Fee and any such additional amounts payable pursuant to this Section 10.03(c) are actually paid to Purchaser, for any and all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform by Apple of its covenants and agreements hereunder.

(d) The Parties intend that any payment of the Termination Fee, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, (i) the Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable best efforts to secure that the Termination Fee will not be subject to any VAT and (ii) Apple shall pay the full amount of any Termination Fee free and clear of any withholdings, deductions or adjustments. To the extent that it is determined by a Taxing Authority that the Termination Fee constitutes all or part of the consideration for a taxable supply made for VAT purposes, then the Purchaser shall issue a VAT invoice to Apple and Apple shall pay such VAT in addition to the Termination Fee.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing sent via email and shall be given,

If to Apple, to:

245 Hammersmith Road London W6 8PW United Kingdom
Attention: Bobby Gaspar, Frank Thomas, Christopher York
Email: ### with a copy (which shall not constitute notice) to:

Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02110

Attention:	Michael Bison, James Matarese, Andrew Goodman, Tevia Pollard
Email	MBison@goodwinlaw.com; JMatarese@goodwinlaw.com;
AGoodman@goodwinlaw.com; TPollard@goodwinlaw.com;

and

Slaughter and May

One Bunhill Row

London

United Kingdom EC1Y 8YY

Attention:  Paul Mudie

Email:     paul.mudie@slaughterandmay.com

If to Purchaser or, following the Closing, Apple, to:

Kyowa Kirin Co., Ltd.

Otemachi Financial City Grand Cube, 1-9-2 Otemachi,

Chiyoda-ku, Tokyo 100-0004, Japan

Attention: Corporate Strategy Department

Email:   ###

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Shin Marunouchi Building, 29th Fl.

1-5-1, Marunouchi, Chiyoda-ku

Attention: Gary Smith, Joseph Sulzbach

Email:   gsmith@mofo.com;

    jsulzbach@mofo.com

or to such other email address as such party may hereafter specify for the purpose by like notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of dispatch by the sender thereof (to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is received with respect thereto), in each case to the required recipient as set forth above, if such dispatch is made on a Business Day by 5:00 p.m. in the local time of the intended recipient or, if made on a Business Day after 5:00 p.m. in the local time of the intended recipient, such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02 Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for any covenant or agreement that by its terms is to be performed in whole or in part after the Effective Time.

Section 11.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Apple Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Apple Shareholders under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except all United Kingdom stamp duty and stamp duty reserve tax and any other similar Taxes incurred in connection with the transfer of the Scheme Shares pursuant to this Agreement (“Transfer Taxes”) shall be paid by Purchaser, and Purchaser shall, at its own expense, file all necessary documentation with respect to all such Transfer Taxes.

Section 11.05 Third-Party Beneficiaries; Benefit; Assignment.

(a) Except as provided in Section 7.01, nothing in this Agreement or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party, except that (i) prior to the Closing, Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any wholly owned Subsidiary of Purchaser and (ii) after the Closing, Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other Person; provided, that, in any such case of clause (i) and (ii), such transfer or assignment by Purchaser (A) shall not relieve Purchaser of its obligations hereunder, (B) otherwise alter, expand or change any obligation of any other Party hereto or (C) delay the consummation of the Transaction or any of the other transactions contemplated hereby or otherwise have non-de minimis adverse Tax consequences to Apple Shareholders.

Section 11.06 Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided, however, that (a) the Scheme of Arrangement and (b) the interpretation of the duties of directors of Apple shall in each case of the foregoing clauses (a)-(b) be governed by, and construed in accordance with, the laws of England and Wales.

Section 11.07 Jurisdiction/Venue. Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and that any final and non-appealable judgment issued by the Delaware Court of Chancery or any state or federal court within the State of Delaware in any such legal action or proceeding is enforceable upon each of the parties hereto. Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 11.01 in any action relating to this Agreement or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law. Notwithstanding the foregoing in this Section 11.07, the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

Section 11.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.08.

Section 11.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10 Entire Agreement. This Agreement (including the Apple Disclosure Schedule), the CVR Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 11.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12 Specific Performance. The parties’ rights in this Section 11.12 are an integral part of the transactions contemplated by this Agreement. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (this being in addition to any other remedy to which they are entitled under this Agreement or under Applicable Law), without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Nothing contained in this Section 11.12 shall require any party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 11.12 before exercising any termination right under Section 10.01 (or pursuing the Termination Fee or damages), nor shall the commencement of any Proceeding pursuant to this Section 11.12 or anything contained in this Section 11.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 11.13 Interpretation. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Apple Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Apple Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Person include the successors and permitted assigns of that Person; (xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xii) references to “dollars” and “$” means U.S. dollars; (xiii) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available to Purchaser on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) with access provided to Purchaser and its Representatives prior to the execution and delivery of this Agreement; (B) provided via email or in person prior to the execution and delivery of this Agreement (including materials provided to outside counsel); or (C) filed or furnished to the SEC at least twenty four (24) hours prior to the date of this Agreement; (xiv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xv) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement, (xvi) references to Apple Shareholders or other holders of Apple Ordinary Shares shall be deemed to include holders of any Apple ADS unless the context otherwise requires (it being understood, for the avoidance of doubt, that Apple ADSs are not themselves being acquired under the Scheme of Arrangement and do not constitute Scheme Shares); and (xvii) the terms “or”, “any” and “either” are not exclusive.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Kyowa Kirin Co., Ltd.

By:	/s/ Masashi Miyamoto
Name:	Masashi Miyamoto
Title:	President and Chief Executive Officer

[Signature Page to Transaction Agreement]

Orchard Therapeutics plc

By:	/s/ Bobby Gaspar
Name:	Bobby Gaspar
Title:	Chief Executive Officer

[Signature Page to Transaction Agreement]

Annex A

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any indication of interest, proposal or offer from any Person (or Persons acting in concert) or Group, other than any member of the Purchaser Group, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Apple or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of Apple and its Subsidiaries, taken as a whole, or to which 20% or more of the revenues or earnings of Apple and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting or equity securities of Apple, including Apple ADSs (whether by voting power or number of shares), (iii) takeover offer, tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting or equity securities of Apple, including Apple ADSs (whether by voting power or number of shares), or (iv) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Apple or any of its Subsidiaries pursuant to which persons other than the shareholders of Apple immediately preceding such transaction would hold 20% or more of the voting or equity securities in Apple (including Apple ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“AI Technology” means any technology system related to deep learning, machine learning, automated decision-making, or artificial intelligence, including any and all software or systems that make use of or employ neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), transformers, large language models, or reinforcement learning.

“Anti-Social Group” means an organized crime group or a member of an organized crime group.

“Anti-Social Relationship” means in relation to a Person: (a) an Anti-Social Group controls its management; (b) an Anti-Social Group is substantively involved in its management; or (c) is involved in the provision of funds to an Anti-Social Group.

“Apple ADS” means an American depositary share representing, as of the date hereof, a beneficial ownership interest in 10 Apple Ordinary Shares on deposit with the Depositary (or a Depositary Custodian under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement.

“Apple Balance Sheet” means the unaudited consolidated balance sheet of Apple and its Subsidiaries as of June 30, 2023, and the footnotes to such consolidated balance sheet, in each case set forth in Apple’s report on Form 10-Q for the fiscal quarter ended June 30, 2023.

“Apple Deferred Shares” means Apple’s deferred shares with a nominal value of £4.89687.

“Apple Disclosure Schedule” means the Apple Disclosure Schedule delivered to Purchaser on the date of this Agreement.

“Apple Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not such plan is sponsored or maintained in the United States, (ii) compensation, employment (other than offer letters), consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by Apple or any of its Subsidiaries for the current or future benefit of any director, officer, employee, worker or individual consultant (including any former director, officer, employee, worker or individual consultant) of Apple or any of its Subsidiaries or (B) for which Apple or any of its Subsidiaries has or could have any direct or indirect liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.

“Apple ESPP” means the Apple 2018 Employee Share Purchase Plan.

“Apple GM” means the general meeting of the Apple Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement and the Transaction in order to consider and, if thought fit, approve the Apple Shareholder Resolution, expected to be held as soon as the preceding Scheme Meeting shall have been concluded (it being understood that if the Scheme Meeting is adjourned or postponed, the Apple GM shall be correspondingly adjourned or postponed).

“Apple Intellectual Property” means the Intellectual Property Rights owned, exclusively licensed or otherwise controlled by Apple or its Subsidiaries or purported to be owned, exclusively licensed or otherwise controlled by Apple or its Subsidiaries.

“Apple Non-Voting Ordinary Shares” means Apple’s non-voting ordinary shares, each with a nominal value of £0.10 per share, validly issued and outstanding and fully paid (which, for the avoidance of doubt, shall include the Apple Non-Voting Ordinary Shares in the capital of Apple held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Apple ADSs).

“Apple Ordinary Shares” means Apple Non-Voting Ordinary Shares and Apple Voting Ordinary Shares.

“Apple Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Apple or any of its Subsidiaries.

“Apple PSUs” means restricted share units relating to Apple Ordinary Shares or Apple ADSs granted under the Apple Stock Plans or otherwise, subject to performance-based vesting.

“Apple RSUs” means restricted share units relating to Apple Ordinary Shares or Apple ADSs granted under the Apple Stock Plans or otherwise, subject solely to time-based vesting.

“Apple Share Option” means any option to acquire Apple Ordinary Shares or Apple ADSs granted under the Apple Stock Plans or otherwise.

“Apple Shareholder” means a holder of Apple Ordinary Shares from time to time (being, for the avoidance of doubt, a registered holder of Apple Ordinary Shares as shown from time to time on Apple’s register of members).

“Apple Shareholder Approvals” means (i) the approval of the Scheme of Arrangement by a majority in number representing not less than 75 per cent in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the Scheme Meeting and (ii) the passing of the Apple Shareholder Resolution by members representing not less than 50 per cent of the total voting rights of eligible members present and voting either in person or by proxy at the Apple GM.

“Apple Shareholder Meetings” means the Scheme Meeting and the Apple GM.

“Apple Shareholder Resolution” means the special resolution to amend the Apple Organizational Documents and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement, substantially in the form set out in Annex C with or subject to any modification or addition which Purchaser and Apple may mutually agree.

“Apple Stock Plans” means any Apple Employee Plan providing for equity or equity-based compensation, including the 2016 Employee Share Option Plan with Non-Employee Sub Plan and US Sub-Plan, 2018 Share Option and Incentive Plan and 2020 Inducement Equity Plan.

“Apple Voting Ordinary Shares” means Apple’s voting ordinary shares, with a nominal value of £0.10 per share, validly issued and outstanding and fully paid (which, for the avoidance of doubt, shall include the Apple Voting Ordinary Shares in the capital of Apple held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Apple ADSs).

“Applicable Law(s)” means, with respect to any Person, any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to “Applicable Law” or “Applicable Laws” shall be deemed to include the FDCA, the PHSA, the Bribery Legislation, the Sanctions Laws, the Regulatory Laws and, in each case, the rules, regulations and administrative policies of or promulgated thereunder.

“Balance Sheet Date” means June 30, 2023.

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery (governmental or commercial), corruption and money laundering, including the FCPA, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the United Kingdom Bribery Act 2010 and the United Kingdom Proceeds of Crime Act 2002.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Tokyo, Japan and London, United Kingdom are authorized or required by Applicable Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the United Kingdom Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 31, 2023, by and between the Purchaser and Apple.

“Consent” means any consent, approval, waiver, license, permit, variance, certificate, registration, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any contract, agreement, obligation, understanding or instrument, lease, license, concession, franchise, note, option, bond, mortgage, indenture, trust document, loan, insurance policy or other legally binding commitment or undertaking of any nature.

“Court” means the High Court of Justice of England and Wales.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“Credit Agreement” means that certain Senior Term Facilities Agreement, dated May 24, 2019, among Apple, the entities listed as original guarantors therein, MidCap Financial (Ireland) Limited, and the additional lenders party thereto from time to time, as amended and restated on January 30, 2023.

“CTA 2010” means the Corporation Tax Act 2010.

“Deposit Agreement” means the deposit agreement dated as of November 2, 2018 by and among Apple, the Depositary and all holders and beneficial owners of the Apple ADSs issued thereunder, as amended March 10, 2023 (as such agreement is further amended, modified or supplemented from time to time).

“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement).

“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Apple) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement.

“Environmental Law” means any Applicable Law or regulation (a) regulating or relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or the health of persons, including protection of the health and safety of employees (as such relates to exposure to Hazardous Substances) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances or (b) imposing liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), or any other law of similar effect.

“Environmental Permits” means all permits, licenses, franchises, variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law of Apple or any of its Subsidiaries for the operation of its respective businesses.

“Equity Securities” means, with respect to any Person, (i) any shares in the share capital or other equity securities of, or other membership, partnership or other ownership interest in, such Person or any of its Subsidiaries, including American depositary shares, (ii) any securities of such Person convertible into or exchangeable for shares in the share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any share capital or other equity securities of, or other membership, partnership or other ownership interests in, or securities convertible into or exchangeable for share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such entity.

“Executive Directors” means those individuals set forth on Section 6.01(b)(vi) of the Apple Disclosure Schedule.

“FCA” means the United Kingdom Financial Conduct Authority.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“FRC” means the United Kingdom Financial Reporting Council.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority (including any data protection authority), department, court, agency, commission or official, including any political subdivision thereof, or any governmental self-regulatory agency, commission or authority and any arbitral tribunal (whether private or public).

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment as hazardous, toxic, radioactive, dangerous, harmful or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (b) all obligations evidenced by bonds, debentures, notes or similar instruments, including any liability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (c) all indebtedness of others secured by any Lien on owned or acquired property, whether or not the indebtedness secured thereby has been assumed; (d) all finance and capital lease obligations and all synthetic lease obligation; (e) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments whether or not drawn; (f) all obligations under securitization transactions; (g) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business); (h) all obligations, contingent or otherwise, in respect of bankers’ acceptances, whether or not drawn; (i) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (i) guarantees in respect of Indebtedness described in clauses (a) through (i), including guarantees of another person’s Indebtedness or any obligation of another person which is secured by assets of Apple or any of its Subsidiaries.

“Intellectual Property Rights” means all intellectual property rights including: (i) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin (“Marks”); (iii) domain names, uniform resource locators, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Internet Properties”); (iv) copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) (“Copyrights”); (v) trade secrets and industrial secret rights in confidential or proprietary business or technical information, including know-how, formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) other similar or equivalent rights anywhere in the world. For clarity, (i), (ii), (iv) and (vi) shall include (x) all rights received under any license or other arrangement with respect to the foregoing, (y) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing, and (z) all rights to apply for or register any of the foregoing rights.

“Intervening Event” means any material Effect with respect to Apple and its Subsidiaries that (a) was not known to, or reasonably foreseeable by, the Apple Board as of the date hereof, and (b) does not relate to (u) any Acquisition Proposal or any matter related thereto or consequence thereof, (v) any change in the market price or trading volume of the Apple ADSs or any other securities of Apple, any change in credit rating of Apple or the fact that Apple meets or exceeds (or does not meet or exceed) internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the facts or occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded), or (w) any changes relating to Purchaser or its affiliates.

“Key Employee” means the individuals set forth in Section 1.01(a) of the Apple Disclosure Schedule.

“knowledge” means, with respect to Apple, the knowledge of those individuals set forth in Section 1.01(b) of the Apple Disclosure Schedule, in each case, after reasonable inquiry, including inquiry to all individuals reporting (directly or indirectly) to such individual, above the level of vice president with primary responsibility for the relevant matter.

“Libmeldy” means Autologus CD34+ cells encoding ARSA gene.

“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to Apple or any of its Subsidiaries.

“Lien” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, pledge, charge, security interest, hypothecation, right of preemption, right of first refusal, contract for sale, easement, right of way, encroachment, occupancy right, license, community property interest or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law.

“Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence (an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, financial condition or results of operations of Apple and its Subsidiaries, taken as a whole or (ii) the ability of Apple to consummate the Transaction prior to the End Date or otherwise comply with the terms of this Agreement; provided, however, that, solely with respect to clause (i) of this definition of “Material Adverse Effect”, no Effect to the extent resulting from, arising out of, or relating to any of the following (alone or in combination) shall be deemed to constitute a Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industry in which Apple or any of its Subsidiaries operate, (iii) fluctuations in the value of any currency, interest rates or foreign exchange rates, (iv) any decline, in and of itself, in the market price or trading volume of the Apple ADSs (provided, that any Effects giving rise to or contributing to such decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign country, (vi) any failure, in and of itself, by Apple or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any Effects giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Transaction), the taking of any action (or an omission) required by this Agreement (other than, to the extent not excluded by another clause of this definition, Apple’s compliance with its obligations pursuant to Section 6.01), or the identity of, or any facts or circumstances relating to, Purchaser or any of its Subsidiaries or Affiliates, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Apple or any of its Subsidiaries with Governmental Authorities, customers, suppliers, vendors, lenders, partners, licensors, licensees, patients, payors, officers, employees, investors or other material business relations (provided, that this clause (vii) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement (including the representations and warranties in Section 4.01, Section 4.03 and Section 4.04) or with respect to the condition to Closing contained in Section 9.02(b), to the extent it relates to such representations and warranties), (viii) changes in any Applicable Law (or authoritative interpretations thereof) after the date hereof, (ix) any changes in applicable accounting regulations or principles, including GAAP (or authoritative interpretations thereof) after the date hereof, (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war (whether or not declared), sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing, (xi) any epidemic, pandemic (including COVID-19), any hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any escalation or worsening of any of the foregoing), (xii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby (including the Transaction), (xiii) with respect to any Apple Product (A) any rejection or refusal of, any request to refile or any delay in obtaining or submitting any regulatory application or filing, (B) the decision by any Governmental Authority to seek scientific or other advice from external advisors, experts or other parties prior to making a regulatory decision, including a decision to take, delay or withhold an action, and the result of any such consultation, including but not limited to the decision to convene an advisory committee meeting or hearing and the result of any such meeting or hearing, (C) any nonclinical, pre-clinical or clinical studies, tests or results or announcements thereof, including any delays in commencing or completing such studies or tests, (D) any decision, delay or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (E) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval or (F) any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, in each of (A) – (F), solely to the extent not resulting from or arising out of any wrongdoing, fraud or intentional misconduct or misrepresentation, any violation of any Applicable Law, or any negligent or reckless actions or omissions of Apple or its Representatives, or (xiv) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Authority affecting a national or federal government as a whole, except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xi) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such Effect on Apple and its Subsidiaries, taken as a whole, is materially disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Apple and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Nominee” means Kyowa Kirin International plc or any other direct or indirect subsidiary of the Purchaser.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for utilities or Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Applicable Law in the ordinary course of business for amounts not yet delinquent, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case in the ordinary course of business, (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) any purchase money security interests, equipment leases or similar financing arrangements or (vii) any Liens which are disclosed on the Apple Balance Sheet (in the case of Liens applicable to Apple or any of its Subsidiaries) or the notes thereto or in Section 1.01(c) of the Apple Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).

“Personal Data” means any information defined as “personal data,” “personally identifiable information,” “personal information,” or “protected health information” under any Applicable Law, including any Privacy Legal Requirement or Privacy Commitment including, as applicable, name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or household, or is linked to any such data element that can reasonably be associated with an individual natural person or household).

“Privacy Commitments” means (a) any contractual obligation to third parties with respect to Personal Data, and (b) any legally binding commitment (including any legally binding privacy policy) with respect to collection, processing, maintenance or transfer of Personal Data.

“Privacy Legal Requirement” means all Applicable Laws that pertain to the privacy or the processing of Personal Data, including in each case where applicable the U.S. Health Insurance Portability and Accountability Act, the California Consumer Privacy Act, U.S. state data security laws and regulations, all U.S. state data breach notification laws, consumer privacy laws and biometric privacy laws, the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, the United Kingdom’s Data Protection Act 2018 and the UK GDPR as defined in section 3(10) and section 205(4) of the Data Protection Act 2018, the United Kingdom’s Privacy and Electronic

Communications Regulations 2003, United Kingdom’s Investigatory Powers Act 2016 and the Investigatory Powers (Interception by Businesses etc. for Monitoring and Record-keeping Purposes) Regulations 2018, and Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of Personal Data.

“Proceedings” means all actions, suits, claims, complaints, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Authority.

“Purchaser Group” means Purchaser and other any direct or indirect Subdiaries of Purchaser from time to time.

“Purchaser Intellectual Property” means Intellectual Property Rights owned by, or licensed to, Purchaser or any of its Affiliates.

“Regulatory Law” shall mean the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act of 1914, in each case, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, merger control, antitrust, foreign direct investment and other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Release” means any spill, discharge, leaking, pouring, dumping, emptying, injection, deposit, disposal, dispersal, leaching or migration into or through the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata).

“Relevant Benefits” means any pension, lump sum, gratuity or other like benefit provided or to be provided in connection with past service, retirement, death, or any change in the nature of the service of any employee or officer.

“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

“Sanctioned Country” means the Crimea region of Ukraine, the so-called Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR) regions of Ukraine, Cuba, Iran, North Korea and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including but not limited to the Sanctions Laws of the United States, Japan, the United Kingdom, the European Union or its Member States, or the United Nations, including (i) any Person identified in any list of designated Persons maintained by (A) the United States Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State (including but not limited to the Specially Designated Nationals and Blocked Persons List), (B) Japan, (C) His Majesty’s Treasury of the United Kingdom, (D) any committee of the United Nations Security Council or (E) the European Union or its Member States, (ii) any Person located, organized, or ordinarily resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned (or controlled, as applicable under Sanctions Laws) by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning economic or financial sanctions, including but not limited to embargoes, export, import, and other trade-related restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.

“Scheme of Arrangement” means the proposed scheme of arrangement of Apple to be made under Part 26 of the Companies Act to effect the Transaction pursuant to this Agreement, substantially in the form set out in Annex B, with or subject to any modification, addition or condition which (a) Purchaser and Apple mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Purchaser and Apple each acting reasonably and in good faith, in each case in accordance with the Companies Act and this Agreement.

“Scheme Shareholders” means has the meaning set forth in the Scheme of Arrangement in Annex B.

“Scheme Shares” has the meaning set forth in the Scheme of Arrangement in Annex B.

“Scraped Dataset” means Training Data that was collected or generated using web scraping, web crawling or web harvesting software or any software, service, tool or technology that turns the unstructured data found on the web into machine readable, structured data that is ready for analysis.

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Employee” means the individuals set forth in Section 1.01(d) of the Apple Disclosure Schedule.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal made after the date of this Agreement by any Third Party (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) that the Apple Board determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal that the Apple Board considers to be appropriate (including the identity of the Person(s) making the Acquisition Proposal and the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)) and any revisions to the terms of this Agreement irrevocably proposed in writing by Purchaser in respect of such Acquisition Proposal or otherwise, is (A) on terms that are more favorable from a financial point of view to Apple Shareholders than the Transaction and (B) reasonably capable of being completed on the terms proposed.

“Tax” means any and all forms of direct and indirect tax, and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies (including the Apprenticeship Levy), withholdings, liabilities, income, gross receipts, franchise, sales, use, net worth, goods and services, ad valorem, property, payroll, excise, severance, transfer, employment, social security, unemployment, license, disability, registration, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, capital stock, capital gains, documentary, environmental or windfall or other profits taxes, and any other taxes, assessments, customs, tariffs, tolls or other similar charges and fees, in each case in the nature of a tax wherever chargeable and whether of the United Kingdom or any other jurisdiction (including, for the avoidance of doubt, employee and employer National Insurance contributions in the United Kingdom and corresponding obligations elsewhere) and imposed by any Governmental Authority, together with any interest, penalties, additions to tax, and any additional amounts, in each case, imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, document, form, application, certificate, election, statement, declaration or other information filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any schedules or attachments thereto and any amendments thereof.

“Taxing Authority” means any Governmental Authority that has the power to impose, assess, determine, administer or collect any Taxes.

“Termination Fee” means either the No-Vote Termination Fee or the Ordinary Termination Fee, as appropriate.

“Third Party” means any Person or Group, other than Apple, Purchaser or any of their respective Subsidiaries or Representatives.

“Training Data” means any data or databases, including any Scraped Datasets, processed or otherwise used to train, validate, test or otherwise improve an AI Technology.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“VAT” means (i) any tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive; and (ii) to the extent not included in (i), any value added tax imposed by the United Kingdom Value Added Tax Act 1994 and any related secondary legislation.

“Warrants” means the warrants to purchase Apple Ordinary Shares that were issued in connection with the Securities Purchase Agreement, dated March 6, 2023, among Apple and the other parties listed therein.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that results from a deliberate act or failure to act by a party that knows, or would reasonably be expected to have known, that the taking of such act or failure to act would result in a material breach of any such covenant or agreement.

Terms Defined Elsewhere. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Termination Date	8.03(c)
Acceptable Confidentiality Agreement	6.02(b)
Agreement	Preamble
Ancillary Scheme Documentation	Section 3.01(a)(ii)
Apple	Preamble
Apple Adverse Recommendation Change	6.02(a)
Apple Approval Time	6.02(b)
Apple Board	Recitals
Apple Board Recommendation	4.02(b)
Apple Organizational Documents	4.01
Apple Payment Fund	2.01(b)
Apple Permits	4.12
Apple Registered IP	4.19(a)
Apple Regulatory Agency	4.14(a)
Apple Regulatory Permits	4.14(a)
Apple SEC Documents	4.07(a)
Bankruptcy and Equity Exceptions	4.02(a)
Capitalization Date	4.05(a)
Cash Consideration	2.01(a)
Closing	1.02
Closing Date	1.02
Continuing Employees	8.03(a)
Court Documentation	3.01(a)(viii)
Court Order	1.03
CVR	2.01(a)
CVR Agreement	Recitals
Depositary Custodian	2.01(b)
Effect	Material Adverse Effect definition
Effective Time	1.03
EMA	Section 4.14(e)
End Date	10.01(b)(i)
Excluded Benefits	Section 8.03(a)
FDA	4.14(a)
FDCA	4.14(a)

Forms of Proxy	3.01(a)(ii)
In-the-Money Unvested Apple Share Option	2.02(c) 2.01(b)
In-the-Money Vested Apple Share Option	Section 2.02(c) Section 2.01(d)
Indemnified Party	7.01(b)
Labor Agreement	4.15(a)(iii)
Leases	4.21
Material Contract	4.15(a)
Material Supplier	4.27
Maximum Amount	7.01(c)
Nasdaq	4.03
New Plans	8.03(b)
No-Vote Termination Fee	Section 10.03(a)(iii)
Non-U.S. Plan	4.17(j)
Old Plans	8.03(b)
Ordinary Termination Fee	10.03(a)(ii)
Other Required Filing	3.01(a)(iii)
Parties	Preamble
Paying Agent	2.01(b)
Payoff Letter	Section 8.08
Per ADS Cash Consideration	2.01(a)
Per ADS CVR	2.01(a)
Per ADS Transaction Consideration	2.01(a)
PHSA	4.14(a)
Proxy Statement	3.01(a)(i)
Protected Data	Section 4.20(c)
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Organizational Documents	Section 5.04
Real Properties	4.21
Regulation S-K	4.07(g)
Relevant Participant	Section 2.02(i)
Retention Award	Section 8.03(h)
Retention Pool	Section 8.03(h)
Rights Agent	Recitals
Scheme Document Annex	3.01(a)(i)
Second Request	8.02(c)
Senior Counsel	3.01(a)(x)
Tail Coverage	Section 7.01(c)
Takeover Code	Section 4.26
Transaction	Recitals

Transaction Consideration	2.01(a)
Transaction Documentation	Section 3.01(a)(iv)
Transaction Litigation	6.03
Transfer Taxes	11.04
Transition Award	Section 2.02(i)
Transitional Cash Plan	Section 2.02(i)
Unvested Apple PSU	Section 2.02(g)
Unvested Apple RSU	Section 2.02(f)
Unvested Awards	Section 2.02(i)
Unvested Cash Consideration	Section 2.02(j)
Unvested CVR Consideration	Section 2.02(j)

Annex B

FORM OF SCHEME OF ARRANGEMENT

(see attached)

Annex B

FORM OF SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	CR - [2023] - [●]

BUSINESS AND PROPERTY COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)

IN THE MATTER OF ORCHARD THERAPEUTICS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

ORCHARD THERAPEUTICS PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Acquisition” means the proposed acquisition by Purchaser and/or one or more of its Nominees of the entire issued and to be issued share capital of the Company;

“Applicable Law” means, with respect to any person, any federal, state, foreign, national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such person, as the same may be amended from time to time;

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Tokyo, Japan and London, United Kingdom are authorized or required by Applicable Law to close;

“Cash Consideration” has the meaning given to it in paragraph 2.1.1;

“certificated” or “in certificated form” means a share or security of the Company which is not in uncertificated form;

“Companies Act” means the Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force;

“Company” means Orchard Therapeutics plc, a public limited company incorporated in England and Wales with registered number 11494381;

“Company ADS” means an American depositary share representing, as of the date hereof, a beneficial ownership interest in 10 Company Ordinary Shares on deposit with the Depositary (or a Depositary Custodian under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement;

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not such plan is sponsored or maintained in the United States, (ii) compensation, employment (other than offer letters), consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee, worker or individual consultant (including any former director, officer, employee, worker or individual consultant) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has or could have any direct or indirect liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.

“Company Non-Voting Ordinary Shares” means the Company’s non-voting ordinary shares, each with a nominal value of £0.10 per share, validly issued and outstanding and fully paid (which, for the avoidance of doubt, shall include the Company Non-Voting Ordinary Shares in the capital of the Company held by the Depositary (or a Depositary Custodian) (if any) under the Deposit Agreement and underlying the Company ADSs);

“Company Ordinary Shares” means Company Non-Voting Ordinary Shares and Company Voting Ordinary Shares;

“Company RSUs” means any restricted share units relating to Company Ordinary Shares or Company ADSs outstanding under the Company Stock Plans (including, for the avoidance of doubt, restricted share units subject to time-based vesting and performance-based vesting;

“Company Share Options” means any option to acquire Company Ordinary Shares or Company ADSs outstanding under the Company Stock Plans or otherwise;

“Company Stock Plans” means any Company Employee Plan providing for equity or equity-based compensation, including the 2016 Employee Share Option Plan with Non-Employee Sub Plan and US Sub-Plan, 2018 Share Option and Incentive Plan and 2020 Inducement Equity Plan and forms of award agreements thereunder, in each case, as amended from time to time;

“Company Voting Ordinary Shares” means the Company’s voting ordinary shares, with a nominal value of £0.10 per share, validly issued and outstanding and fully paid (which, for the avoidance of doubt, shall include the Company Voting Ordinary Shares in the capital of the Company held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Company ADSs);

“Court” means the High Court of Justice of England and Wales;

“Court Order” means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the “Operator” (as such term is defined in the Regulations);

“CVR” means one (1) contractual contingent value right per Scheme Share which shall represent the right to receive a contingent payment, upon the terms and subject to the conditions of the CVR Agreement;

“CVR Agreement” means the contingent value rights agreement entered into between Purchaser and [●];

“CVR Event” means the granting of regulatory approval by the U.S. Food and Drug Administration (FDA) for the commercial marketing and sale of OTL-200 in the United States of America for the treatment or prevention of metachromatic leukodystrophy (MLD), which includes as an intended patient population (for clarity, in addition to any other patient cohorts, if any) both (i) children (or pediatric patients) with late infantile forms of MLD, and (ii) children (or pediatric patients) with early juvenile forms of MLD, in each case that are pre-symptomatic or without clinical manifestations of the disease (and for the avoidance of doubt, this regulatory approval will be determined without regard to any post-approval requirements, including without limitation any post-approval confirmatory study requirements or implementation of any risk evaluation and mitigation strategy (REMs) requirement) on or before 11:59 p.m. U.S. Eastern Time on December 31, 2024;

“CVR Holder” means a person who is for the time being entered in the register of members as a holder of CVRs and “CVR Holders” shall be construed accordingly;

“Deposit Agreement” means the deposit agreement dated as of November 2, 2018 by and among the Company, the Depositary and all holders and beneficial owners of the Company ADSs issued thereunder, as amended March 10, 2023 (as such agreement is further amended, modified or supplemented from time to time);

“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Custodian” means, to the extent that the Depositary Shareholder is not itself the registered holder of the relevant Scheme Shares that are represented by Company ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares;

“Depositary Shareholder” has the meaning given to it in paragraph 6.1;

“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of Members of the Company) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement;

“Effective Date” means the date on which this Scheme becomes effective in accordance with paragraph 9.1;

“Effective Time” means the time on the Effective Date at which this Scheme becomes effective in accordance with paragraph 9.1;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Euroclear” means Euroclear UK & International Limited, incorporated in England and Wales with registered number 02878738;

“Excluded Shares” means:

(i)	any Company Ordinary Shares which are registered in the name of or beneficially owned by Purchaser or by any member of the Purchaser Group or by any of their respective nominees; and

(ii)	any Company Ordinary Shares held in treasury;

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority (including any data protection authority), department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal (whether private or public);

“holder” means a registered holder and includes any person(s) entitled by transmission;

“Latest Practicable Date” means close of business on [●] 2023, being the latest practicable date prior to the date of this Scheme;

“Lien” means, with respect to any Scheme Share, any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale, easement, right of way, encroachment, occupancy right, license, community property interest or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law; “Member” means a member of the Company on the register of members on any relevant date;

“Nominee” means Kyowa Kirin International plc or any other director or indirect subsidiary of Purchaser and “Nominees” shall be construed accordingly;

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“Purchaser” means [●];

“Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Relevant System” means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

“Residual Shares” means the Scheme Shares excluding the Depositary Shares;

“Rights Agent” means [●];

“Scheme” means this scheme of arrangement in its present form or with or subject to any modification, addition or condition (i) as may be mutually agreed between the Company and Purchaser and which (if required) is approved by the Court, or (ii) which is otherwise imposed by the Court and mutually acceptable to the Company and Purchaser, each acting reasonably and in good faith, in each case in accordance with the Companies Act;

“Scheme Record Time” means [6:00 p.m.] (London time) [on the Business Day immediately prior to the Effective Date;]

“Scheme Shareholders” means the holders of Scheme Shares whose names appear in the register of Members of the Company at the Scheme Record Time;

“Scheme Shares” means the Company Ordinary Shares:

(i)	in issue at the date of this document;

(ii)	(if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)

(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by this Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by this Scheme;

in each case, remaining in issue at the Scheme Record Time but excluding any Excluded Shares;

“Subsidiary” means with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such person (and a Subsidiary shall be considered a “wholly owned Subsidiary” of a person as long as such person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary), and “Subsidiaries” shall be construed accordingly;

“Transaction Agreement” means the transaction agreement by and among Purchaser and the Company dated as of 5 October 2023, agreeing to certain matters in connection with the Acquisition and the matters contemplated by this Scheme, as it may be amended from time to time;

“Transaction Consideration” means the Cash Consideration plus one (1) CVR for each Scheme Share;

“uncertificated” or “in uncertificated form” means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and

“Voting Record Time” means [6:00 p.m.] (London time) on the day which is two days (excluding non-working days) prior to the date of the Court Meeting and the General Meeting or, if the Court Meeting and/or the General Meeting is adjourned, [6:00 p.m.] on the day which is two days (excluding non-working days) before the day of such adjourned meeting(s).

(B)	“U.S. dollar” or “$” means the lawful currency of the United States of America.

(C)	“£” means the lawful currency of the United Kingdom.

(D)	References to paragraphs and sub-paragraphs are to paragraphs and sub-paragraphs of this Scheme.

(E)

As at the Latest Practicable Date, the issued share capital of the Company was [●] Company Ordinary Shares [consisting of [●] Company Non-Voting Ordinary Shares and [●] Company Voting Ordinary Shares], all of which are credited as fully paid up and [none] of which were held in treasury.

(F)

As at the Latest Practicable Date, there are outstanding and subsisting: (i) Company Share Options (for time-based awards, assuming a vesting level of 100%, and for performance-based awards, assuming achievement of relevant performance metrics at maximum levels) to acquire Company ADSs and/or Company Voting Ordinary Shares equivalent to [●] Company Voting Ordinary Shares in aggregate; (ii) Company RSUs (for time-based awards, assuming a vesting level of 100%, and for performance-based awards, assuming achievement of relevant performance metrics at maximum levels) equivalent to [●] Company Voting Ordinary Shares; [and (iii) additional Company ADSs and/or Company Voting Ordinary Shares reserved for issuance under the Company Stock Plans equivalent to [●] Company Voting Ordinary Shares in aggregate.]

(G)	As at the date of this Scheme, no Company Ordinary Shares or Company ADSs are registered in the name of or beneficially owned by Purchaser or any other member of the Purchaser Group.

(H)

Purchaser has agreed, in each case subject to the terms and conditions of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

(I)	References to times are to the time in London (United Kingdom).

SCHEME

1	Transfer of the Scheme Shares

1.1

Upon and with effect from the Effective Time, Purchaser (and/or one or more of its Nominees) shall, in accordance with paragraph 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights (where applicable) and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2	For the purposes of such acquisition:

1.2.1	the Depositary Shares shall be transferred to Purchaser (and/or one or more of its Nominees) by means of a form (or forms) of transfer or other instrument(s) or instruction(s) of transfer;

1.2.2

the Residual Shares shall be transferred to Purchaser (and/or one or more of its Nominees) by means of a separate form (or forms) of transfer or other separate instrument (or instruments) or instruction (or instructions) of transfer; and

1.2.3

to give effect to such transfers, any person may be appointed by Purchaser (and/or one or more of its Nominees) as attorney or agent and shall be authorised as such attorney or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer (whether as a deed or otherwise) of, or otherwise give any instruction(s) to transfer, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred.

1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to paragraphs 1.1 and 1.2, each Scheme Shareholder:

1.3.1	irrevocably appoints Purchaser (and/or its Nominee(s) and/or each of their agents and directors) as its attorney and/or agent:

1.3.1.1

to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

1.3.1.2

to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Purchaser and/or its Nominee(s) and/or each of their respective agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Purchaser and/or its Nominee(s) to attend general and separate class meetings of the Company);

1.3.2

authorises the Company and/or its agents to send to Purchaser and/or its Nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a Member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

1.3.3

agrees not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the consent of Purchaser, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of the Company.

1.4	The authorities granted by each Scheme Shareholder pursuant to paragraph 1.2 and paragraph 1.3 shall be treated for all purposes as having been granted by deed.

1.5

The Company shall, subject to any relevant instruments of transfer being duly stamped (for UK stamp duty purposes), register, or procure the registration of, any transfer(s) of shares effected in accordance with paragraphs 1.1 and 1.2.

2	Transaction Consideration for the Scheme Shares

2.1

Subject to and in exchange for the transfer of the Scheme Shares as provided in paragraphs 1.1 and 1.2, as soon as reasonably practicable following, and in any event within 14 days of, the Effective Time, Purchaser shall, subject as hereinafter provided,

2.1.1

pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder of $1.60 (one U.S. dollars, sixty U.S. cents), without interest, for each Scheme Share held by that Scheme Shareholder (the “Cash Consideration”); and

2.1.2

issue to each eligible Scheme Shareholder one (1) CVR per Scheme Share which shall represent the right to receive a contingent payment, upon the terms and subject to the conditions of the CVR Agreement, without interest. The CVRs will not represent any equity or ownership interest in Purchaser, and accordingly will not confer on the CVR Holders any right to attend, speak at or vote at any meeting of the shareholders of Purchaser or right to any dividends or right to any return of capital by Purchaser. Pursuant to the terms of the CVR Agreement, eligible Scheme Shareholders will receive one CVR for each Scheme Share that they hold. The CVRs will be non-transferable other than to certain permitted transferees and no application will be made for the CVRs to be listed or dealt in on any stock exchange. The CVRs will constitute direct unsecured obligations of Purchaser and shall rank pari passu with one another and with all other unsecured obligations of Purchaser. The CVRs shall not be evidenced by a certificate or other document of title.

2.2

If, between the date of the Transaction Agreement and the Effective Time, the outstanding Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the amount of the Transaction Consideration shall be appropriately adjusted in accordance with the provisions of the Transaction Agreement to provide to Purchaser and the Scheme Shareholders the same economic effect as contemplated by the Transaction Agreement prior to such event.

3	Share certificates and register of Members

3.1

With effect from and as of the Effective Time, all certificates representing Scheme Shares in certificated form shall cease to have effect as documents of title to the Scheme Shares comprised therein and each Scheme Shareholder shall be bound, at the request of Purchaser, to deliver up the same to Purchaser or to any person appointed by Purchaser to receive the same or, as Purchaser may direct, to destroy the same.

3.2

With effect from and as of the Effective Time, the Company shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, the Company’s registrars shall be authorised to rematerialise entitlements to such Scheme Shares.

3.3

On or as soon as reasonably practicable after the Effective Time and subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with paragraph 1 and the relevant instruments of transfer being duly stamped (for UK stamp duty purposes), the Company shall procure that appropriate entries shall be made in the register of Members of the Company and the register of CVRs (as applicable) to reflect the transfer of the Scheme Shares in accordance with paragraph 1 and the issue of CVRs to Scheme Shareholders.

4	Appointment of Paying Agent

Prior to the Effective Time, Purchaser shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to effect the technical implementation of the settlement of the Cash Consideration to (i) all Scheme Shareholders other than the Depositary Shareholder, and (ii) at Purchaser’s option, the Depositary Shareholder.

5	Settlement of Transaction Consideration in relation to Residual Shares

5.1	This paragraph 5 shall only apply in relation to the settlement of Transaction Consideration in respect of Residual Shares to Scheme Shareholders other than the Depositary Shareholder.

5.2

No later than two Business Days following the Effective Time, Purchaser shall procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), of cash in an amount equal to the aggregate amount of Cash Consideration less the Cash Consideration due to the Depositary Shareholder.

5.3

All cash deposited with the Paying Agent pursuant to paragraph 5.2 for the benefit of Scheme Shareholders (other than the Depositary Shareholder) shall hereinafter be referred to as the “Exchange Fund”, provided that, to the extent that Purchaser elects to utilise the Paying Agent for the delivery and/or payment of the Cash Consideration to the Depositary Shareholder pursuant to paragraph 6.2, such Cash Consideration will also form part of the Exchange Fund.

5.4	No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Transaction Consideration payable in respect of the Residual Shares.

5.5

In respect of the settlement of the Cash Consideration pursuant to this paragraph 5, Purchaser shall cause the Paying Agent to, as soon as reasonably practicable after the Effective Time, and in any event not later than 14 days after the Effective Time:

5.5.1

in the case of Residual Shares which at the Scheme Record Time are in certificated form, despatch or procure to be despatched to each person entitled thereto payment by way of cheque in accordance with the provisions of paragraph 5.8 for the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent), provided that Purchaser and the Paying Agent reserve the right to make payment (or procure the making of payment) of the said sums by bank transfer in accordance with paragraph 5.9 if reasonably necessary; and

5.5.2

in the case of Residual Shares which at the Scheme Record Time are in uncertificated form, arrange for (or procure the arrangement of) the creation of an assured payment obligation in favour of the appropriate CREST account(s) of each person entitled thereto in accordance with the CREST assured payment arrangements in respect of the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent), provided that (a) Purchaser and the Paying Agent reserve the right to make payment (or procure the making of payment) of the said sums by bank transfer in accordance with paragraph 5.9 if reasonably necessary; and (b) Purchaser and the Paying Agent reserve the right to make payment (or procure the making of payment) of the said sums by cheque in accordance with paragraph 5.9 if, in the reasonable opinion of the Company, it is reasonably necessary to do so (including in circumstances where a Scheme Shareholder holding Residual Shares in uncertificated form does not have an active USD cash memorandum account in place in CREST at the Scheme Record Time).

5.6

Subject to clause 7 below, the CVRs to be issued by way of consideration for the Residual Shares shall be issued in registered but uncertificated form to Scheme Shareholders (other than the Depositary Shareholder) appearing on the register of members of the Company at the Scheme Record Time. Purchaser shall procure that the CVRs to which Scheme Shareholders are entitled shall be issued as soon as reasonably practicable after the Effective Date, and in any event within 14 days of the Effective Date.

5.7	As from the Effective Time, each holding of Residual Shares credited to any stock account in CREST shall be disabled and all Residual Shares will be removed from CREST in due course.

5.8

Any physical deliveries by the Paying Agent or by any other person to the Scheme Shareholders (other than the Depositary Shareholder) pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of Members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of the Company, Purchaser, any member of the Purchaser Group, or the Paying Agent or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this paragraph 5.8 (or, in the case of bank transfers, to the bank accounts referred to in paragraph 5.9 below) which shall be sent at the risk of the person or persons entitled thereto.

5.9

All cheques delivered by the Paying Agent pursuant to this Scheme shall be in U.S. dollars and drawn on a clearing bank and shall be made payable to the person to whom, in accordance with the foregoing provisions of this paragraph 6, the cheque is sent (save that, in the case of joint holders, Purchaser and the Paying Agent reserve the right to make the cheque payable to the holder whose name stands first in the register of Members of the Company), and the encashment of any such cheque shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) the monies represented thereby. In respect of any payments to Scheme Shareholders by bank transfer, Purchaser shall transfer, or procure the transfer of, the relevant sums in U.S. dollars to such bank account as may be (or have been) nominated by the relevant Scheme Shareholder, and such transfer shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. The creation of an appropriate assured payment obligation as set out in paragraph 5.5.2 shall be a complete discharge of Purchaser’s obligations under this Scheme with reference to cash payments through CREST.

5.10

Any portion of the Exchange Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to Purchaser or its designee(s) promptly upon demand by Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Transaction Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, delivery of any outstanding Transaction Consideration.

6	Settlement of Transaction Consideration in relation to Depositary Shares

6.1

This paragraph 6 shall only apply in relation to the settlement of Transaction Consideration in respect of Depositary Shares to the Scheme Shareholder which is the holder (as shown in the register of Members of the Company) of the Depositary Shares (the “Depositary Shareholder”).

6.2

As soon as reasonably practicable following and, in any event, within 14 days of, the Effective Time, Purchaser shall pay to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) cash in an amount equal to the aggregate Cash Consideration payable to the Depositary Shareholder pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent).

6.3	No interest shall be paid or shall accrue for the benefit of the Depositary Shareholder on the Transaction Consideration payable in respect of the Depositary Shares.

6.4

As from the Effective Time, each holding of Depositary Shares credited to the Depositary Shareholder’s stock account in CREST shall be disabled and all Depositary Shares will be removed from CREST in due course.

6.5

All cash payments to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) pursuant to this paragraph 6 shall be transferred by Purchaser (or, at Purchaser’s direction, by the Paying Agent or any nominee of Purchaser) in U.S. dollars to such bank account as the Depositary Shareholder shall inform Purchaser of in writing at least five Business Days prior to the Effective Date. Such transfer shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. Neither Purchaser nor any member of Purchaser’s Group nor the Company nor the Paying Agent shall have any responsibility or liability under this Scheme for the onward distribution or transmission to the holders of Company ADSs, or to any other person, of the Transaction Consideration due to the Depositary Shareholder (it being understood that this sentence does not affect the Company’s obligations under the Deposit Agreement).

6.6

Subject to clause 7 below, the CVRs to be issued by way of consideration for the Depositary Shares shall be issued in registered but uncertificated form to the Depositary Shareholder. Purchaser shall procure that the CVRs to which the Depositary Shareholder is entitled shall be issued as soon as reasonably practicable after the Effective Date, and in any event within 14 days of the Effective Date.

7	Overseas Shareholders and withholding rights

7.1

The provisions of paragraphs 2, 3, 4, 5 and 6 shall be subject to any prohibition or condition imposed by Applicable Law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom or the United States, Purchaser, any member of the Purchaser Group or the Rights Agent is advised that the delivery of CVRs would or might infringe the laws of such jurisdiction or would require Purchaser, any member of the Purchaser Group, the Rights Agent or the Company to observe any governmental or other consent or any registration, filing or other formality with which Purchaser, any member of the Purchaser Group, the Rights Agent or the Company (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or by Purchaser (in the case of Purchaser, acting reasonably) as unduly onerous, each of Purchaser or the Rights Agent may, in its discretion, determine that such Scheme Shareholder shall not have issued to it the CVRs and, in lieu of the entitlement to CVRs, Purchaser shall, to the extent permitted by Applicable Law, upon the occurrence of a CVR Event, pay to such Scheme Shareholder an amount per Scheme Share equal to the cash amount (if any), on the same date as such payment is made to Scheme Shareholders that hold CVRs in the same manner as the Cash Consideration is payable to such Scheme Shareholders pursuant to paragraphs 5.5.1, 5.5.2 and 5.9 (rounded up or down to the nearest U.S. cent), that such Scheme Shareholder would have been entitled to receive if it had received CVRs pursuant to the Scheme.

7.2	The provisions of Section 2.03 of the Transaction Agreement (Withholding Rights) shall apply in respect of the payment of the Cash Consideration and delivery of the CVRs to Scheme Shareholders.

8	Cessation of rights

With effect from and on the Effective Time, the Scheme Shareholders shall in accordance with this Scheme cease to have any rights with respect to the Scheme Shares, except the right to receive the Transaction Consideration in exchange for the Scheme Shares as set out in paragraph 2.

9	Mandates and dividends

All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

10	Effective Time

10.1	This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration.

10.2

Unless this Scheme shall have become effective on or before the End Date (as defined in the Transaction Agreement) or such later date (i) prior to termination of the Transaction Agreement; or (ii) as the Company and Purchaser may agree and, in each case, the Court may allow, this Scheme shall never become effective.

11	Modification

The Company and Purchaser may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification may be made to the Scheme once it has taken effect.

12	Governing law

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English Courts.

Annex C

FORM OF APPLE SHAREHOLDER RESOLUTION

(see attached)

Annex C

FORM OF APPLE SHAREHOLDER RESOLUTION

SPECIAL RESOLUTION

THAT, for the purpose of giving effect to the scheme of arrangement dated 5 October 2023 between the Company and the holders of Scheme Shares (as defined in such scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this Resolution) between the Company and the Kyowa Kirin Co., Ltd. (the “Purchaser”) which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith (the “Scheme”):

(A)

the directors of the Company (or a duly authorised committee of the directors) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article [143]:

“[143] Scheme of Arrangement

(i)

In this article, references to the “Scheme” are to the Scheme of Arrangement under Part 26 of the UK Companies Act 2006 between the Company and the holders of Scheme Shares dated 5 October in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and Kyowa Kirin Co., Ltd. (the “Purchaser”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith and, save as defined in this article, expressions defined in the Scheme shall have the same meanings in this article.

(ii)

Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in General Meeting, if the Company issues any shares (other than to any member of the Purchaser Group or a nominee of any such person (each such person, a “Purchaser Company”)) at or after the Voting Record Time but before the Scheme Record Time, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(iii)

Subject to the Scheme becoming effective, and notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred to any person other than a Purchaser Company (a “New Member”) after the Scheme Record Time (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to the Purchaser (or to such other person as may be nominated by the Purchaser) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Purchaser (or such other person as has been nominated by the Purchaser) shall pay or procure the payment to the New Member of the same Cash Consideration and, subject to Article [143](v), deliver such number of CVRs that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

(iv)

Notwithstanding the provisions of Article [143](iii) and subject to Article [143](v), if, in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or the United States, the Purchaser, any member of the Purchaser Group or the Rights Agent is advised that the delivery of CVRs pursuant to Article [143](iii) would or might infringe the laws of such jurisdiction or would require the Purchaser, any member of the Purchaser Group, the

Rights Agent or the Company to observe any governmental or other consent or any registration, filing or other formality with which the Purchaser, any member of the Purchaser Group, the Rights Agent or the Company (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or by the Purchaser (in the case of the Purchaser, acting reasonably) as unduly onerous, each of the Purchaser or the Rights Agent may, in its discretion, determine that such New Member shall not have issued to it the CVRs and, in lieu of the entitlement to CVRs, the Purchaser shall, to the extent permitted by Applicable Law, pay to such New Member an amount per Post-Scheme Share equal to the cash amount (if any), on the same date as such payment is made to the holders of Scheme Shares that hold CVRs in the same manner as the Cash Consideration is payable to such New Member (rounded up or down to the nearest U.S. cent), that such New Member would have been entitled to receive if it had received CVRs pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

(v)

Where a person becomes a New Member following the occurrence of a CVR Event, the Purchaser (or such other person as has been nominated by the Purchaser) shall not deliver any CVRs to such New Member and shall instead pay such New Member an amount per Post-Scheme Share equal the cash amount (if any), on the same date and in the same manner as the Cash Consideration is payable to such New Member (rounded up or down to the nearest U.S. cent), that such New Member would have been entitled to receive had it received CVRs pursuant to the Scheme had each Post-Scheme Share been a Scheme Share. For the avoidance of doubt, if no CVR Event has occurred on or prior to 31 December 2024, a person becoming a New Member on or after 1 January 2025 shall be entitled to the Cash Consideration only in respect of any Post-Scheme Shares.

(vi)

If, after the Effective Time, the Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date falling after the Effective Time, or any similar event shall have occurred, then the amount of any Cash Consideration or CVRs due to a New Member for each Post-Scheme Share pursuant to Article [143](iii) above shall be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate to provide the Purchaser and the New Members holding any Post-Scheme Share(s) with the same economic effect as contemplated by the Scheme prior to such event. References in this article to shares shall, following such adjustment, be construed accordingly.

(vii)

To give effect to any transfer of Post-Scheme Shares required by this article, the Company may appoint any person as attorney and agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser (or such other person as the Purchaser may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser (or such other person as the Purchaser may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

(viii)

The Company may give good receipt for the Cash Consideration and CVRs due to the New Member pursuant to Article [143](iii) above for the Post-Scheme Shares and may register the Purchaser (or such other person as the Purchaser may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

(ix)

The Purchaser shall settle (or procure the settlement) of the Cash Consideration due to the New Member and delivery of the CVRs due to the New Member pursuant to Article [143](iii) within 14 days of the transfer of the Post-Scheme Shares by the New Member to the Purchaser (or to such other person as the Purchaser may nominate).

(x)

Notwithstanding any other provision of these articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a Purchaser Company or a nominee of a Purchaser Company pursuant to the Scheme).

(xi)	If the Scheme shall not have become effective by the date referred to in paragraph 10.01(b)(i) of the Scheme, this article shall be of no effect.”

Annex D

FORM OF CVR AGREEMENT

(see attached)

ANNEX D

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 202[●] (this “Agreement”), is entered into by and between Kyowa Kirin Co., Ltd., a Japanese joint stock company (kabushiki kaisha) (“Purchaser”), and [●] (the “Rights Agent”).

RECITALS

WHEREAS, Purchaser and Orchard Therapeutics plc, a public limited company incorporated under the laws of England and Wales with registered number 11494381 (“Apple”), have entered into a Transaction Agreement, dated as of October 5, 2023 (as amended, amended and restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which the entire issued share capital of Apple will be acquired by Purchaser by means of the Scheme of Arrangement (as defined in the Transaction Agreement) on the terms and subject to the conditions set out in the Transaction Agreement and the Scheme of Arrangement (the “Transaction”); and

WHEREAS, pursuant to the Transaction Agreement and the Scheme of Arrangement, Purchaser has agreed to provide Holders (as defined below) the right to receive one (1) contingent cash payment per Scheme Share upon the terms and subject to the conditions of this Agreement and of the Transaction Agreement and Scheme of Arrangement without interest.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Purchaser and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

1. DEFINITIONS

1.1 Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth on the CVR Register.

“Apple Covered Awards” means Apple Share Options, Apple RSUs and Apple PSUs.

“Assignee” has the meaning set forth in Section 7.3.

“Commercially Reasonable Efforts” means, with respect to OTL-200, those commercially reasonable efforts that are at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Purchaser and its Subsidiaries would devote to the development and seeking of regulatory approval for a pharmaceutical product having similar market potential as OTL-200 at a similar stage of its development or product life, taking into account its safety, tolerability and efficacy, its proprietary position and profitability (including pricing and reimbursement status), projected costs to develop such product, the competitiveness of alternative third party products, the patent and other proprietary position, including regulatory exclusivities, of such product, and the regulatory environment and other relevant technical, commercial, legal, scientific and/or medical factors. Without limiting the foregoing, Commercially Reasonable Efforts require that Purchaser: (i) shall cause Apple to devote appropriate resources and personnel with an appropriate level of education, experience and training for the relevant obligation, (ii) shall cause Apple to promptly assign responsibility for the relevant obligation to specific employees who are held accountable for progress and monitor such progress on an on-going basis, (iii) shall cause Apple to set and consistently seek to achieve specific and meaningful objectives and timelines for carrying out such obligation, and (iv) shall cause Apple to consistently make and implement decisions and allocate resources designed to advance progress with respect to relevant objectives and timelines.

“Change of Control” means (i) a sale or other disposition of more than 50% of the assets of either Purchaser or Apple on a consolidated basis (other than to any direct or indirect wholly owned Subsidiary of Purchaser), (ii) a merger or consolidation involving either Purchaser or Apple in which Purchaser or Apple, respectively, is not the surviving entity (other than in the case that the surviving entity is a direct or indirect wholly owned Subsidiary of Purchaser), and (iii) any other transaction involving either Purchaser or Apple in which Purchaser or Apple, respectively, is the surviving entity but in which the shareholders of Purchaser or Apple, respectively, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction.

“CVR” means a contingent value right to receive the CVR Payment upon achievement of the CVR Milestone.

“CVR Beneficial Owners” has the meaning set forth in Section 2.3(b).

“CVR Deadline Time” means 11:59 p.m. U.S. Eastern Time on December 31, 2024.

“CVR Milestone” means the granting of Regulatory Approval on or before the CVR Deadline Time.

“CVR Milestone Non-Achievement Notice” has the meaning set forth in Section 2.4(e).

“CVR Notice” has the meaning set forth in Section 2.4(a).

“CVR Payment” means, if the CVR Milestone is achieved prior to the CVR Deadline Time, $0.10 in cash, per CVR, without interest.

“CVR Register” has the meaning set forth in Section 2.3(b).

“DTC” means The Depository Trust Company or any successor entity thereto.

“Eligible Apple ADS Holders” means the holders of record of Apple ADSs as of the close of business on the Business Day immediately prior to the Effective Date (as defined in the Scheme of Arrangement), which shall include Cede &. Co. in respect of all Apple ADSs held through DTC as of such time.

“Equity Award CVR Payment” means the applicable CVR Payment that becomes payable in respect of any CVR that was issued in respect of an Apple Covered Award pursuant to the Transaction Agreement.

“Event of Default” has the meaning set forth in Section 6.1.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time. “Officer’s Certificate” means a certificate signed by an executive officer or any authorized signatory of Purchaser, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon the death of a Holder by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (b) pursuant to a court order, (c) by operation of law (including by consolidation, scheme of arrangement or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (d) in the case of CVRs held through a nominee (including CVRs held through DTC on behalf of CVR Beneficial Owners), from a nominee to a beneficial owner (and, if applicable, through an intermediary so long as such transfer ends with such beneficial owner), to the extent allowable by DTC, as applicable, (e) if Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable or (f) as provided in Section 2.7. For the avoidance of doubt, the distribution of CVRs by the Depositary to the Eligible Apple ADS Holders as contemplated by this Agreement, the Scheme of Arrangement, the Deposit Agreement and the Transaction Agreement shall be a “Permitted Transfer” for all purposes hereunder.

“Regulatory Approval” means the granting of regulatory approval by the U.S. Food and Drug Administration (FDA) for the commercial marketing and sale of OTL-200 in the United States of America for the treatment or prevention of metachromatic leukodystrophy (MLD), which includes as an intended patient population (for clarity, in addition to any other patient cohorts, if any) both (i) children (or pediatric patients) with late infantile forms of MLD, and (ii) children (or pediatric patients) with early juvenile forms of MLD, in each case that are pre-symptomatic or without clinical manifestations of the disease. For the avoidance of doubt, “Regulatory Approval” will be determined without regard to any post-approval requirements, including without limitation any post-approval confirmatory study requirements or implementation of any risk evaluation and mitigation strategy (REMs) requirements.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

1.2 Rules of Construction. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the headings in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (iv) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (v) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (vi) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (vii) references to any Person include the successors and permitted assigns of that Person; (viii) references to “dollars” and “$” means U.S. dollars; (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean “if”; (x) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement, and (xi) the terms “or”, “any” and “either” are not exclusive.

2.	CONTINGENT VALUE RIGHTS

2.1 CVRs. The CVRs represent the contingent rights of Holders to receive the CVR Payment upon achievement of the CVR Milestone. The initial Holders shall be determined pursuant to the terms of the Transaction Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Purchaser in accordance with Section 4.1 hereof and supplemented by Purchaser by written notice to the Rights Agent from time to time after the date hereof, including upon the issuance of additional CVRs following any exercise of the Warrants in accordance with the terms thereof.

2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void ab initio and of no effect.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs (including issuances of CVRs after the date hereof) and transfers of CVRs as herein provided. In the case of CVRs to be received by the holders of Apple Covered Awards pursuant to the Transaction Agreement or CVRs to be received by registered holders of Scheme Shares (other than the Depositary Shares), such CVRs shall initially be registered in the name and address of the holder of such Apple Covered Awards or Scheme Shares, as applicable, as set forth in the records of Apple at the Scheme Record Time. In the case of CVRs to be received by the Depositary Custodian in respect of the Depositary Shares, (i) the CVR Register shall be updated to reflect the distribution of such CVRs to the Eligible Apple ADS Holders and such CVRs shall initially be registered in the name and address of such Eligible Apple ADS Holders as set forth in the records of the Depositary and (ii) the CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are distributed in respect of Apple

ADSs held through DTC on behalf of the Beneficial Owners (as defined in the Deposit Agreement) of such Apple ADSs (“CVR Beneficial Owners”). The Rights Agent will have no responsibility whatsoever directly to the CVR Beneficial Owners or DTC participants with respect to transfers of CVRs. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such CVR Beneficial Owners.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Purchaser that it has received such written notice. Upon receipt of such notice from the Rights Agent, Purchaser shall reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Purchaser so reasonably determines that it does so comply, Purchaser shall reply to the Rights Agent in writing with instructions to register the transfer of such CVR in the CVR Register and notify Purchaser of the same. Upon receiving such written reply from Purchaser, the Rights Agent shall register the transfer of the CVRs in the CVR Register and notify the Purchaser of the same. No service charge shall be made for any registration of transfer of a CVR, but the Purchaser (subject at all times to the Purchaser’s obligations under section 11.04 of the Transaction Agreement) and Rights Agent may require payment of a sum sufficient to cover any stamp duty or other transfer Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of any such Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Purchaser and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) If the CVR Milestone is achieved prior to the CVR Deadline Time, Purchaser shall, within forty (40) calendar days of the achievement of the CVR Milestone, deliver to the Rights Agent a notice (a “CVR Notice”) indicating the achievement of the CVR Milestone and that the Holders are entitled to receive the CVR Payment.

(b) The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of funds from Purchaser as required pursuant to Section 4.2, (i) send each Holder at its registered address (or, in the case of Cede & Co., pursuant to the applicable procedures of DTC) a copy of the CVR Notice and (ii) pay, subject to receipt of cash from Purchaser in accordance with Section 4.2 and any letter of instruction reasonably required by the Rights Agent, the CVR Payment (excluding certain Equity Award CVR Payments to be paid via payroll systems as contemplated by the next sentence) to each of the Holders (x) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the CVR Notice, (y) with respect to any such Holder that is due an amount in excess of $5,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the CVR Notice, by wire transfer of immediately available funds to the account specified on such instructions or (z) with respect to Cede & Co., by wire transfer of immediately available funds pursuant to the applicable procedures of DTC. To the extent Apple, Purchaser or any of its Subsidiaries is required under Applicable Law to deduct or withhold any employee Tax (including any employee National Insurance Contribution in the United Kingdom (or corresponding social security contribution in any other jurisdiction)) from any Equity Award CVR Payment, Purchaser shall or shall cause one of its Subsidiaries (including Apple) as an agent on its behalf to (A) promptly following the achievement of the CVR Milestone, notify the Rights Agent in writing of the Equity Award CVR Payments it intends to satisfy in this manner and (B) prior to or substantially concurrently with the payment of the CVR Payments by the Rights Agent under this Section 2.4(b), pay, through its applicable payroll system, the applicable Equity Award CVR Payments.

(c) If any funds delivered to the Rights Agent for payment to Holders as CVR Payments remain undistributed to the Holders on the date that is one year after the date of the CVR Notice, Purchaser shall be entitled to require the Rights Agent to deliver to Purchaser or its designee any funds which had been made available to the Rights Agent in connection with the CVR Payments and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Purchaser (subject to abandoned property, escheat and other similar Applicable Laws) only as general creditors thereof with respect to the CVR Payment that may be payable to such Holder.

(d) Neither Purchaser, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any CVR Payment delivered to a public official pursuant to any abandoned property, escheat or other similar Applicable Laws. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Laws, the property of Purchaser or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Purchaser agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Purchaser.

(e) If the CVR Milestone is not achieved prior to the CVR Deadline Time, Purchaser shall, within forty-five (45) calendar days of the CVR Deadline Time, deliver to the Rights Agent a notice (a “CVR Milestone Non-Achievement Notice”) indicating that such CVR Milestone has not been achieved. The Rights Agent shall promptly, and in any event within fifteen (15) calendar days of receipt, deliver a copy of such CVR Milestone Non-Achievement

Notice to the Holders. The Rights Agent will deliver to Purchaser a certificate certifying the date of delivery of such CVR Milestone Non-Achievement Notice to the Holders. If the Rights Agent does not receive from the Acting Holders a written objection to a CVR Milestone Non-Achievement Notice within forty-five (45) calendar days after the date of delivery of such CVR Milestone Non-Achievement Notice by the Rights Agent to the Holders, the Holders will be deemed to have accepted such CVR Milestone Non-Achievement Notice, and neither Purchaser nor its Subsidiaries will have any further obligation hereunder with respect to such CVR Payment or otherwise with respect to such CVR Milestone.

2.5 United Kingdom Tax Treatment. The parties hereto intend that, for United Kingdom tax purposes, the CVR Payments and the Equity Award CVR Payments shall be subject to all applicable deductions and withholding (if any) as required by Applicable Law. To the extent Apple, Purchaser or any of its Subsidiaries is required under Applicable Law to deduct or withhold any employee Tax (including any employee National Insurance contributions in the United Kingdom) from any Equity Award CVR payments, then it shall do so in accordance with Section 2.4.

2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Purchaser or in any constituent company to the Transaction or any of their respective Affiliates.

2.7 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Purchaser or any of its Affiliates without consideration therefor. Purchaser shall notify the Rights Agent in writing of the abandonment by Holder of such CVR. Nothing in this Agreement shall prohibit Purchaser or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Purchaser or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Section 5 and Section 6. Purchaser shall notify the Rights Agent in writing of any such extinguishment of a CVR.

3. THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) Purchaser hereby appoints the Rights Agent to act as rights agent for Purchaser in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder and, subject to the following sentence, the Rights Agent shall act in accordance with such direction. The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of expenses by the Rights Agent, unless the Acting Holders (on behalf of the Holders) shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. Any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by Purchaser in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Purchaser for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Purchaser in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Purchaser with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Purchaser only;

(g) the Rights Agent shall have no liability and shall be held harmless by Purchaser in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Purchaser), nor shall it be responsible for any breach by Purchaser of any covenant or condition contained in this Agreement, except for any such breach resulting from the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(h) Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claim, charge, demand, suit or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i) the Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) Purchaser agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Purchaser on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement; and

(k) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(l) all funds received by Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by [●] as agent for Purchaser and deposited in one or more bank accounts to be maintained by [●] in its name as agent for Purchaser. Until paid pursuant to the terms of this Agreement, [●] will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by [●] in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Purchaser specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) calendar days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Purchaser has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Purchaser to the Rights Agent, which notice shall be sent at least sixty (60) calendar days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Purchaser shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation in the US or the corporate trust department of an international commercial bank. Notwithstanding the foregoing, if Purchaser shall fail to make such appointment within a period of sixty (60) calendar days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Purchaser shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Purchaser fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Purchaser. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) Notwithstanding anything else in this Section 3.3 to the contrary, unless consented to in writing by the Acting Holders, Purchaser shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation in the U.S. or the corporate trust department of an international commercial bank.

(e) The Rights Agent will cooperate with Purchaser and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Purchaser and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Purchaser or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4. COVENANTS

4.1 List of Holders. Promptly following the Effective Time (including from time to time following the issuance of additional CVRs, if any), Purchaser shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, the names and addresses of the Holders (including the Eligible Apple ADS Holders and the Holders who held an Apple Covered Award).

4.2 Milestone Payments. If the CVR Milestone is achieved prior to the CVR Deadline Time, Purchaser shall, promptly (but in any event no later than twenty (20) calendar days) following the delivery of the CVR Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the CVR Payments to the Holders (other than holders entitled to certain Equity Award CVR Payments as set forth in Section 2.4).

4.3 Books and Records. Purchaser shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.4 Further Assurances. Purchaser agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5 Commercially Reasonable Efforts. Following the Closing and until the CVR Deadline Time, Purchaser and its Subsidiaries shall use Commercially Reasonable Efforts to develop OTL-200 and achieve the CVR Milestone; it being understood, for the avoidance of doubt, that use of Commercially Reasonable Efforts does not guarantee that Purchaser will achieve the CVR Milestone by a specific date or at all. Without limiting the foregoing, neither Purchaser nor any of its controlled Affiliates shall act in bad faith for the purpose of avoiding achievement of the CVR Milestone or the payment of any CVR Payment.

5. AMENDMENTS

5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Purchaser at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Purchaser such further covenants, restrictions, conditions or provisions as Purchaser shall consider to be for the protection of the Holders; provided, that in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Transaction Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the 1933 Act, the 1934 Act or any applicable U.S. state securities or “blue sky” laws or require the publication of a prospectus under the Prospectus Regulation (EU) 2017/1129 (including as it has been retained in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended);

(v) to evidence the assignment of this Agreement by Purchaser as provided in Section 7.3; or

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Purchaser and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement or to transfer CVRs to Purchaser pursuant to Section 2.7.

(c) Promptly after the execution by Purchaser and/or the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Purchaser shall transmit or cause the Rights Agent to transmit a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Purchaser and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders. For the avoidance of doubt, any amendment to the defined terms incorporated by reference into this Agreement, by way of an amendment to the Transaction Agreement, shall not be given effect under this Agreement if such amendment is adverse to the interest of the Holders unless the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register consent to such amendment.

(b) Promptly after the execution by Purchaser and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Purchaser shall transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3 Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Purchaser stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Purchaser. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6. REMEDIES OF THE HOLDERS

6.1 Event of Default. “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a) default in the payment by Purchaser pursuant to the terms of this Agreement of all or any part of the CVR Payment after a period of ten (10) Business Days after the CVR Payment shall become due and payable; or

(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Purchaser hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) calendar days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Purchaser by the Rights Agent or to Purchaser and the Rights Agent by the Acting Holders

6.2 General Enforcement of Rights of Holders. If an Event of Default occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders, following notice in writing to Purchaser and Rights Agent, may, at their own expense, commence a proceeding to protect the rights of the Holders, including to obtain payment for any amounts then due and payable. In the event that, at any time after the Acting Holders shall have commenced such proceeding, and before any award shall have been obtained, Purchaser shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due under this Agreement and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel (if any), and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Purchaser and to the Rights Agent, shall waive all defaults that are the subject of such proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.3 Rights upon Certain Insolvency Proceedings Involving Purchaser. In the event of an insolvency, bankruptcy or similar proceeding of Purchaser, Holders shall be entitled to assert claims in such proceeding and take related actions in pursuit of such claims to seek a payment finally determined to be due and payable pursuant to Section 2.4(b) under this Agreement and has not been paid when due with respect to any payment that may be claimed by or on behalf of Purchaser or by any creditor of Purchaser. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a CVR Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

7. OTHER PROVISIONS OF GENERAL APPLICATION

7.1 Notices to the Rights Agent and Purchaser. Any notice or other communication required or permitted to be delivered to Purchaser or the Rights Agent under this Agreement shall be in writing sent via email and shall be given:

If to the Rights Agent, to it at:

[●]

With a copy to:

[●]

If to Purchaser, to it at:

Kyowa Kirin Co., Ltd.

Otemachi Financial City Grand Cube, 1-9-2 Otemachi

Chiyoda-ku, Tokyo 100-0004, Japan

Attention: Corporate Strategy Department

Email:   ###

With a copy to:

Morrison & Foerster LLP

Shin Marunouchi Building, 29th Fl.

1-5-1, Maruinouchi, Chiyoda-ku

Attention:Gary Smith

Email:  gsmith@mofo.com

or to such other email address as such party may hereafter specify for the purpose by like notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of dispatch by the sender thereof (to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is received with respect thereto), in each case to the required recipient as set forth above, if such dispatch is made on a Business Day by 5:00 p.m. in the local time of the intended recipient or, if made on a Business Day after 5:00 p.m. in the local time of the intended recipient, such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) and/or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice.

7.3 Purchaser Successors and Assigns. Purchaser may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its controlled Affiliates (each, an “Assignee”) and any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees (as defined in the foregoing parenthetical); provided, however, that in connection with any assignment to an Assignee, Purchaser shall remain primarily liable for the performance of every obligation, agreement and covenant of this Agreement on the part of Purchaser to be performed or observed, and that such assignment would not be adverse to the Holders. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns. Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Purchaser’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Purchaser’s successors (including following a Change of Control) and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every obligation, agreement and covenant of this Agreement on the part of Purchaser to be performed or observed. The Rights Agent may not assign this Agreement without Purchaser’s written consent. Any attempted assignment of this Agreement or of any rights, interests or obligations in violation of this Section 7.3 shall be null and void ab initio and of no effect.

7.4 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder, subject to the limitations set forth herein) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns. The Holders shall have no rights hereunder except as are expressly set forth herein. Without limitation of the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, to institute (or direct the Rights Agent to institute) any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights (provided that the foregoing shall not limit the ability of an individual Holder to seek a payment due from the applicable party pursuant to Section 2.4(b) solely to the extent such payment has been finally determined to be due and payable under this Agreement and has not been paid when due). Acting Holders acting pursuant to the preceding sentence on behalf of all Holders shall have no liability to the other Holders for such actions.

7.5 Governing Law.

(a) This Agreement, the CVRs and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement, the CVRs or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction.

(b) Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the CVRs, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the CVRs, the transactions contemplated hereby or the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 7.1 and Section 7.2 in any action relating to this Agreement, the CVRs or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE CVRS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY

LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CVRS, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(C).

7.6 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

7.7 Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Purchaser to Rights Agent), and no payments shall be required to be made, upon the earliest to occur of (a) the payment of the full amount of the potential CVR Payment required to be paid under the terms of this Agreement pursuant to Section 2.4, (b) the termination of the Transaction Agreement in accordance with its terms prior to the occurrence of the Effective Time and (c) sixty (60) calendar days following the CVR Deadline Time. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination (including in respect of breaches of this Agreement by Purchaser prior to such termination) or this Section 6, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.8 Relationship of the Parties. Neither party hereto is a fiduciary or agent of the other. Under no circumstance shall either party hereto (i) be deemed to be a fiduciary or agent of the other or (ii) have the right to bind the other party hereto as its agent, in each case, by reason of this Agreement or for any other purpose.

7.9 Entire Agreement; Counterparts. This Agreement and the Transaction Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between the parties hereto, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Transaction Agreement, this Agreement shall govern and be controlling. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by .PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Kyowa Kirin Co., Ltd.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title: